Exhibit 99.1

POSCO

and Subsidiaries

Consolidated Financial Statements

December 31, 2015 and 2014

(With Independent Auditors’ Report Thereon)

Table of Contents

Page

Independent Auditors’ Report

Consolidated Financial Statements

Consolidated Statements of Financial Position	3

Consolidated Statements of Comprehensive Income	5

Consolidated Statements of Changes in Equity	6

Consolidated Statements of Cash Flows	8

Notes to the Consolidated Financial Statements	10

Independent Auditors’ Report

Based on a report originally issued in Korean

The Board of Directors and Shareholders

POSCO:

We have audited the accompanying consolidated financial statements of POSCO and its subsidiaries (“the Company”), which comprise the consolidated statements of financial position as of December 31, 2015 and 2014, the consolidated statements of comprehensive income, changes in equity and cash flows for the years then ended, and notes, comprising a summary of significant accounting policies and other explanatory information.

Management’s Responsibility for the Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with Korean International Financial Reporting Standards, and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditors’ Responsibility

Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We conducted our audits in accordance with Korean Standards on Auditing. Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on our judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, we consider internal control relevant to the entity’s preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the consolidated financial statements present fairly, in all material respects, the consolidated financial position of the Company as of December 31, 2015 and 2014, and its consolidated financial performance and its consolidated cash flows for the years then ended in accordance with Korean International Financial Reporting Standards.

Other Matters

The procedures and practices utilized in the Republic of Korea to audit such consolidated financial statements may differ from those generally accepted and applied in other countries. Accordingly, this report and the accompanying consolidated financial statements are for use by those knowledgeable about Korean auditing standards and their application in practice.

Seoul, Korea

February 25, 2016

This report is effective as of February 25, 2016, the audit report date. Certain subsequent events or circumstances, which may occur between the audit report date and the time of reading this report, could have a material impact on the accompanying consolidated financial statements and notes thereto. Accordingly, the readers of the audit report should understand that the above audit report has not been updated to reflect the impact of such subsequent events or circumstances, if any.

POSCO and Subsidiaries

Consolidated Statements of Financial Position

As of December 31, 2015 and 2014

(in millions of Won)	Notes		December 31, 2015	December 31, 2014
Assets
Cash and cash equivalents	4,5,23	~~W~~	4,870,185	3,811,202
Trade accounts and notes receivable, net	6,17,23,29,37		9,595,935	11,786,055
Other receivables, net	7,23		1,679,879	1,956,216
Other short-term financial assets	8,23,37		3,910,387	1,462,920
Inventories	9		8,225,205	10,471,330
Current income tax assets	35		33,765	36,147
Assets held for sale	10		57,281	2,127,087
Other current assets	16		808,252	976,425

Total current assets			29,180,889	32,627,382

Long-term trade accounts and notes receivable, net	6,23		120,338	79,336
Other receivables, net	7,23		863,258	1,144,160
Other long-term financial assets	8,23		2,341,460	2,455,900
Investments in associates and joint ventures	11		3,945,333	4,060,507
Investment property, net	13		1,084,292	1,055,592
Property, plant and equipment, net	14		34,522,855	35,241,195
Intangible assets, net	15		6,405,754	6,884,989
Deferred tax assets	35		1,315,580	1,195,563
Other non-current assets	16		629,000	507,549

Total non-current assets			51,227,870	52,624,791

Total assets		~~W~~	80,408,759	85,252,173

See accompanying notes to the consolidated financial statements.

POSCO and Subsidiaries

Consolidated Statements of Financial Position, Continued

As of December 31, 2015 and 2014

(in millions of Won)	Notes		December 31, 2015	December 31, 2014
Liabilities
Trade accounts and notes payable	23,37	~~W~~	3,125,348	3,950,786
Short-term borrowings and current installments of long-term borrowings	4,17,23		12,371,032	12,195,484
Other payables	18,23		2,129,093	2,194,713
Other short-term financial liabilities	19,23,37		202,117	111,637
Current income tax liabilities	35		377,962	453,613
Liabilities of disposal group held for sale	10		34,202	590,982
Provisions	20		102,320	150,030
Other current liabilities	22,29		1,788,852	2,229,764

Total current liabilities			20,130,926	21,877,009

Long-term trade accounts and notes payable	23,37		11,098	88,469
Long-term borrowings, excluding current installments	4,17,23		12,849,199	15,232,773
Other payables	18,23		134,470	169,986
Other long-term financial liabilities	19,23		54,696	91,095
Defined benefit liabilities, net	21		182,025	290,325
Deferred tax liabilities	35		1,676,658	1,832,260
Long-term provisions	20		221,692	223,239
Other long-term liabilities	22		77,773	155,653

Total non-current liabilities			15,207,611	18,083,800

Total liabilities			35,338,537	39,960,809

Equity
Share capital	24		482,403	482,403
Capital surplus	24		1,383,623	1,083,718
Hybrid bonds	25		996,919	996,919
Reserves	26		(594,756)	(408,773)
Treasury shares	27		(1,533,898)	(1,534,457)
Retained earnings			40,501,059	40,967,558

Equity attributable to owners of the controlling company			41,235,350	41,587,368
Non-controlling interests	25		3,834,872	3,703,996

Total equity			45,070,222	45,291,364

Total liabilities and equity		~~W~~	80,408,759	85,252,173

See accompanying notes to the consolidated financial statements.

POSCO and Subsidiaries

Consolidated Statements of Comprehensive Income (loss)

For the years ended December 31, 2015 and 2014

(in millions of Won, except per share information)	Notes		2015	2014
Revenue	28,29,37	~~W~~	58,192,345	65,098,445
Cost of sales	29,31,34,37		(51,658,098)	(57,815,041)

Gross profit			6,534,247	7,283,404
Selling and administrative expenses	30,34
Administrative expenses	31		(2,395,248)	(2,309,756)
Selling expenses			(1,728,956)	(1,760,118)

Operating profit			2,410,043	3,213,530
Share of loss of equity-accounted investees, net	11		(506,054)	(299,893)

Finance income and costs	23,32
Finance income			2,557,073	2,396,762
Finance costs			(3,387,054)	(3,221,987)

Other non-operating income and expenses	33,37
Other non-operating income			549,048	269,406
Other non-operating expenses	34		(1,442,298)	(979,674)

Profit before income tax			180,758	1,378,144
Income tax expense	35		(276,939)	(821,485)

Profit (loss)			(96,181)	556,659
Other comprehensive income (loss)
Items that will not be reclassified subsequently to profit or loss :
Remeasurements of defined benefit pension plans	21		41,954	(75,101)
Items that are or may be reclassified subsequently to profit or loss :
Capital adjustment arising from investments in equity-method investees			(82,509)	(45,754)
Net changes in the unrealized fair value of available-for-sale investments	23		(187,854)	(333,891)
Foreign currency translation differences			66,280	(836)

Other comprehensive loss, net of tax			(162,129)	(455,582)

Total comprehensive income (loss)		~~W~~	(258,310)	101,077

Profit (loss) attributable to :
Owners of the controlling company		~~W~~	180,647	626,099
Non-controlling interests			(276,828)	(69,440)

Profit (loss)		~~W~~	(96,181)	556,659

Total comprehensive income (loss) attributable to :
Owners of the controlling company		~~W~~	33,017	174,918
Non-controlling interests			(291,327)	(73,841)

Total comprehensive income (loss)		~~W~~	(258,310)	101,077

Basic and diluted earnings per share (in Won)	36		1,845	7,432

See accompanying notes to the consolidated financial statements.

POSCO and Subsidiaries

Consolidated Statements of Changes in Equity

For the years ended December 31, 2015 and 2014

		Attributable to owners of the controlling company							Non- controlling interests	Total
(in millions of Won)		Share capital	Capital surplus	Hybrid bonds	Reserves	Treasury shares	Retained earnings	Sub total
Balance as of January 1, 2014	~~W~~	482,403	1,078,266	996,919	(23,076)	(1,579,124)	41,090,649	42,046,037	3,775,993	45,822,030
Comprehensive income (loss):
Profit (loss)		—	—	—	—	—	626,099	626,099	(69,440)	556,659
Other comprehensive income (loss)
Remeasurements of defined benefit pension plans, net of tax		—	—	—	—	—	(65,152)	(65,152)	(9,949)	(75,101)
Capital adjustment arising from investments in equity-method investees, net of tax		—	—	—	(50,920)	—	—	(50,920)	5,166	(45,754)
Net changes in the unrealized fair value of available-for-sale investments, net of tax		—	—	—	(335,626)	—	—	(335,626)	1,735	(333,891)
Foreign currency translation differences, net of tax		—	—	—	517	—	—	517	(1,353)	(836)

Total comprehensive income (loss)		—	—	—	(386,029)	—	560,947	174,918	(73,841)	101,077

Transactions with owners of the controlling company, Recognized directly in equity:
Year-end dividends		—	—	—	—	—	(478,702)	(478,702)	(32,887)	(511,589)
Interim dividends		—	—	—	—	—	(159,568)	(159,568)	(76,854)	(236,422)
Changes in subsidiaries		—	—	—	—	—	—	—	91,551	91,551
Changes in ownership interests in subsidiaries		—	(9,401)	—	—	—	—	(9,401)	44,265	34,864
Interest of hybrid bonds		—	—	—	—	—	(43,600)	(43,600)	(26,175)	(69,775)
Disposal of treasury shares		—	14,576	—	—	44,667	—	59,243	—	59,243
Others		—	277	—	332	—	(2,168)	(1,559)	1,944	385

Total transactions with owners of the controlling company		—	5,452	—	332	44,667	(684,038)	(633,587)	1,844	(631,743)

Balance as of December 31, 2014	~~W~~	482,403	1,083,718	996,919	(408,773)	(1,534,457)	40,967,558	41,587,368	3,703,996	45,291,364

See accompanying notes to the consolidated financial statements.

POSCO and Subsidiaries

Consolidated Statements of Changes in Equity, Continued

For the years ended December 31, 2015 and 2014

		Attributable to owners of the controlling company							Non- controlling interests
(in millions of Won)		Share capital	Capital surplus	Hybrid bonds	Reserves	Treasury shares	Retained earnings	Sub total		Total
Balance as of January 1, 2015	~~W~~	482,403	1,083,718	996,919	(408,773)	(1,534,457)	40,967,558	41,587,368	3,703,996	45,291,364
Comprehensive income (loss) :
Profit (loss)		—	—	—	—	—	180,647	180,647	(276,828)	(96,181)
Other comprehensive income (loss)
Remeasurements of defined benefit pension plans, net of tax		—	—	—	—	—	38,771	38,771	3,183	41,954
Capital adjustment arising from investments in equity-method investees, net of tax		—	—	—	(81,418)	—	—	(81,418)	(1,091)	(82,509)
Net changes in the unrealized fair value of available-for-sale investments, net of tax		—	—	—	(183,077)	—	—	(183,077)	(4,777)	(187,854)
Foreign currency translation differences, net of tax		—	—	—	78,094	—	—	78,094	(11,814)	66,280

Total comprehensive income (loss)		—	—	—	(186,401)	—	219,418	33,017	(291,327)	(258,310)

Transactions with owners of the controlling company, Recognized directly in equity :
Year-end dividends		—	—	—	—	—	(479,958)	(479,958)	(32,410)	(512,368)
Interim dividends		—	—	—	—	—	(159,987)	(159,987)	(67,700)	(227,687)
Changes in subsidiaries		—	—	—	—	—	—	—	(311,548)	(311,548)
Changes in ownership interests in subsidiaries		—	301,029	—	—	—	—	301,029	857,244	1,158,273
Interest of hybrid bonds		—	—	—	—	—	(43,574)	(43,574)	(24,187)	(67,761)
Disposal of treasury shares		—	(35)	—	—	559	—	524	—	524
Others		—	(1,089)	—	418	—	(2,398)	(3,069)	804	(2,265)

Total transactions with owners of the controlling company		—	299,905	—	418	559	(685,917)	(385,035)	422,203	37,168

Balance as of December 31, 2015	~~W~~	482,403	1,383,623	996,919	(594,756)	(1,533,898)	40,501,059	41,235,350	3,834,872	45,070,222

See accompanying notes to the consolidated financial statements.

POSCO and Subsidiaries

Consolidated Statements of Cash Flows

For the years ended December 31, 2015 and 2014

(in millions of Won)	Notes		2015	2014
Cash flows from operating activities
Profit (loss)		~~W~~	(96,181)	556,659
Adjustments for:
Depreciation			2,836,663	2,894,609
Amortization			381,583	343,940
Finance income			(1,165,340)	(1,046,718)
Finance costs			1,852,862	1,801,015
Income tax expense			276,939	821,485
Impairment loss on property, plant and equipment			136,269	64,833
Gain on disposal of property, plant and equipment			(22,730)	(15,039)
Loss on disposal of property, plant and equipment			101,732	50,006
Impairment loss on goodwill and intangible assets			161,412	55,220
Share of loss of equity-accounted investees			506,054	299,893
Impairment loss on assets held for sale			133,547	17,205
Gain on disposals of assets held for sale			(227,956)	(48,232)
Loss on disposals of assets held for sale			190,357	14
Costs for defined benefit plans			245,402	237,886
Bad debt expenses			337,235	205,306
Loss on valuation of inventories			152,952	41,713
Contribution to provisions			86,903	245,470
Others, net			(21,643)	126,802

			5,962,241	6,095,408

Changes in operating assets and liabilities	39		2,754,039	(1,913,972)
Interest received			198,193	238,817
Interest paid			(831,566)	(882,183)
Dividends received			237,715	114,694
Income taxes paid			(622,612)	(797,324)

Net cash provided by operating activities		~~W~~	7,601,829	3,412,099

See accompanying notes to the consolidated financial statements.

POSCO and Subsidiaries

Consolidated Statements of Cash Flows, Continued

For the years ended December 31, 2015 and 2014

(in millions of Won)	Notes		2015	2014
Cash flows from investing activities	40
Acquisitions of short-term financial instruments		~~W~~	(13,037,990)	(3,096,602)
Proceeds from disposal of short-term financial instruments			10,595,379	4,635,120
Increase in loans			(295,689)	(361,671)
Collection of loans			308,906	76,717
Acquisitions of available-for-sale investments			(87,824)	(75,582)
Proceeds from disposal of available-for-sale investments			308,161	252,056
Acquisitions of investment in associates and joint ventures			(77,155)	(702,989)
Proceeds from disposal of investment in associates and joint ventures			11,813	21,359
Acquisitions of investment property			(61,478)	(406,603)
Proceeds from disposal of investment property			1,120	43,167
Acquisitions of property, plant and equipment			(2,560,244)	(3,505,549)
Proceeds from disposal of property, plant and equipment			59,031	62,829
Acquisitions of intangible assets			(289,148)	(343,804)
Proceeds from disposal of intangible assets			12,832	9,043
Proceeds from disposal of assets held for sale			127,133	1,291
Cash paid in acquisition of business, net of cash acquired			—	(388,578)
Cash received from disposal of business, net of cash transferred			469,576	48,949
Other, net			(19,099)	(14,335)

Net cash used in investing activities			(4,534,676)	(3,745,182)
Cash flows from financing activities	40
Proceeds from borrowings			1,779,097	2,522,495
Repayment of borrowings			(3,509,970)	(2,802,150)
Proceeds from (repayment of) short-term borrowings, net			(846,230)	1,037,912
Capital contribution from non-controlling interest and proceeds from disposal of subsidiaries while maintaining control			1,260,053	54,066
Payment of cash dividends			(822,570)	(677,000)
Payment of interest of hybrid bonds			(67,725)	(69,713)
Other, net			(34,256)	69,502

Net cash provided by financing (used in) activities			(2,241,601)	135,112

Effect of exchange rate fluctuation on cash held			23,496	11,545

Net increase (decrease) in cash and cash equivalents			849,048	(186,426)
Cash and cash equivalents at beginning of the period	5		4,022,136	4,208,562
Cash and cash equivalents at end of the period	5	~~W~~	4,871,184	4,022,136

See accompanying notes to the consolidated financial statements.

POSCO and Subsidiaries

Notes to the Consolidated Financial Statements

As of December 31, 2015 and 2014

1.	General Information

General information about POSCO, its 42 domestic subsidiaries including POSCO Engineering & Construction Co., Ltd., 171 foreign subsidiaries including POSCO America Corporation (collectively “the Company”) and its 98 associates and joint ventures are as follows:

(a)	The controlling company

POSCO, the controlling company, was incorporated on April 1, 1968, under the Commercial Code of the Republic of Korea to manufacture and sell steel rolled products and plates in the domestic and foreign markets.

The shares of POSCO have been listed on the Korea Exchange on June 10, 1988. POSCO owns and operates two steel plants (Pohang and Gwangyang) and one office in Korea and it also operates internationally through five of its overseas liaison offices.

As of December 31, 2015, POSCO’s shareholders are as follows:

Shareholder’s name	Number of shares	Ownership (%)
National Pension Service	7,885,065	9.04
Nippon Steel & Sumitomo Metal Corporation(*1)	4,394,712	5.04
Pohang University of Science and Technology	1,905,000	2.18
Government of Singapore Investment Corporation Pte Ltd	1,862,625	2.14
KB Financial Group Inc. and subsidiaries(*2)	1,828,207	2.10
Others	69,311,226	79.50

	87,186,835	100.00

(*1)	Nippon Steel & Sumitomo Metal Corporation owns American Depository Receipts (ADRs) of POSCO, each of which represents 0.25 share of POSCO’s common share which has par value of ~~W~~5,000 per share.
(*2)	Includes shares held by subsidiaries pursuant to Articles of Incorporation.

As of December 31, 2015, the shares of POSCO are listed on the Korea Exchange, while its depository shares are listed on the New York Stock Exchange.

POSCO and Subsidiaries

Notes to the Consolidated Financial Statements, Continued

As of December 31, 2015 and 2014

(b)	Consolidated subsidiaries

Details of consolidated subsidiaries as of December 31, 2015 and 2014 are as follows:

		Ownership (%)
		December 31, 2015			December 31, 2014
	Principal operations	POSCO	Subsidiaries	Total	POSCO	Subsidiaries	Total	Region
[Domestic]
POSCO ENGINEERING & CONSTRUCTION., LTD.	Engineering and construction	52.80	—	52.80	89.53	—	89.53	Pohang
POSCO Processing&Service	Steel sales and trading	96.01	—	96.01	96.01	—	96.01	Seoul
POSCO COATED & COLOR STEEL Co., Ltd.	Coated steel manufacturing	56.87	—	56.87	56.87	—	56.87	Pohang
POSCO ICT	Computer hardware and software distribution	65.38	—	65.38	65.38	—	65.38	Seongnam
POSCO Research Institute	Economic research and consulting	100.00	—	100.00	100.00	—	100.00	Seoul
POSMATE	Business facility maintenance	57.25	11.05	68.30	57.25	11.05	68.30	Suncheon
POSCO A&C	Architecture and consulting	100.00	—	100.00	100.00	—	100.00	Seoul
POSCO Capital Co.,Ltd	Investment in venture companies	95.00	—	95.00	95.00	—	95.00	Pohang
eNtoB Corporation	Electronic commerce	7.50	53.63	61.13	—	62.38	62.38	Seoul
POSCO CHEMTECH	Refractories manufacturing and sales	60.00	—	60.00	60.00	—	60.00	Pohang
POSCO-Terminal Co., Ltd.	Transporting and warehousing	51.00	—	51.00	51.00	—	51.00	Gwangyang
POSCO M-TECH	Packing materials manufacturing and sales	48.85	—	48.85	48.85	—	48.85	Pohang
POSCO ENERGY CO., LTD.	Generation of electricity	89.02	—	89.02	89.02	—	89.02	Seoul
POSCO TMC Co., Ltd.	Component manufacturing	—	74.56	74.56	—	74.56	74.56	Cheonan
POSCO NIPPON STEEL RHF JOINT VENTURE.CO.,Ltd.	Steel manufacturing and sales	70.00	—	70.00	70.00	—	70.00	Pohang
MegaAsset Co.,Ltd.	Real estate rental and sales	—	100.00	100.00	—	100.00	100.00	Cheonan
POSCO Engineering CO.,Ltd	Construction and engineering service	—	95.56	95.56	—	95.56	95.56	Incheon
POSCO AST	Steel manufacturing and sales	—	100.00	100.00	—	100.00	100.00	Ansan
POSHIMETAL Co., Ltd.	Ferromanganese manufacturing and sales	100.00	—	100.00	65.00	—	65.00	Gwangyang
Poscoene	Refuse derived fuel and power generation	—	100.00	100.00	—	100.00	100.00	Seoul
POSCO Humans	Construction	90.30	—	90.30	90.30	—	90.30	Pohang
Mapo Hibroad Parking co., Ltd.	Construction	—	70.99	70.99	—	70.99	70.99	Seoul
Steel Processing and Fabricating Center Co., LTD	Steel manufacturing	—	84.89	84.89	—	84.89	84.89	Gwangyang
BLUE O&M Co.,Ltd.	Engineering service	—	100.00	100.00	—	100.00	100.00	Pohang
Busan E&E Co,. Ltd.	Refuse derived fuel and power generation	70.00	—	70.00	70.00	—	70.00	Busan
POSCO Family Strategy Fund	Investment in venture companies	69.91	30.09	100.00	60.79	39.21	100.00	Pohang
Daewoo International Corporation	Trading, energy & resource development and others	60.31	—	60.31	60.31	—	60.31	Seoul
POSCO LED Co., Ltd.	LED lightening	16.70	63.30	80.00	16.70	63.30	80.00	Seongnam
Pohang Scrap Recycling Distribution Center Co., Ltd.	Steel processing and sales	—	51.00	51.00	—	51.00	51.00	Pohang
PSC Energy Global Co., Ltd.	Investment in energy industry	—	100.00	100.00	—	100.00	100.00	Pohang
Suncheon Eco Trans Co., Ltd	Train manufacturing and management	100.00	—	100.00	100.00	—	100.00	Suncheon
Tamra Offshore Wind Power Co., Ltd	Cogeneration plant operation	—	64.00	64.00	—	64.00	64.00	Jeju
IT Engineering	Automotive engineering service	—	17.00	17.00	—	17.00	17.00	Seoul
Future Creation Fund Postech Early Stage account	Investment in venture companies	—	40.00	40.00	—	40.00	40.00	Seoul
POSCO Green Gas Technology Co., Ltd	Gas production and sales	100.00	—	100.00	100.00	—	100.00	Gwangyang
POSCO WOMAN’S FUND	Investment in venture companies	—	40.00	40.00	—	40.00	40.00	Seoul
POSPOWER Co., Ltd.	Other generation	—	100.00	100.00	—	100.00	100.00	Samchuck
Songdo Posco family Housing	House manufacturing and management	—	100.00	100.00	—	100.00	100.00	Incheon
Posco Group University	Education service and real estate business	100.00	—	100.00	—	—	—	Incheon
HOTEL LAONZENA	Hotel business	—	100.00	100.00	—	—	—	Daegu
Growth Ladder POSCO K-Growth Global Fund	Investment in venture companies	—	50.00	50.00	—	—	—	Pohang
2015 POSCO New technology II Fund	Investment in venture companies	—	25.00	25.00	—	—	—	Pohang
SeAH Changwon Integrated Special Steel (formerly, POSCO Specialty Steel Co., Ltd.)	Special steel manufacturing and sales	—	—	—	72.09	—	72.09	Changwon

POSCO and Subsidiaries

Notes to the Consolidated Financial Statements, Continued

As of December 31, 2015 and 2014

		Ownership (%)
		December 31, 2015			December 31, 2014
	Principal operations	POSCO	Subsidiaries	Total	POSCO	Subsidiaries	Total	Region
POSFINE Co., Ltd.	Non-metallic mineral manufacturing	—	—	—	69.23	—	69.23	Gwangyang
POSCO PLANTEC Co., Ltd.	Industry plant construction	—	—	—	60.84	13.10	73.94	Pohang
POREKA Co., Ltd.	Advertising business	—	—	—	100.00	—	100.00	Seoul
New Altec Co., Ltd	Aluminum manufacturing and sales	—	—	—	—	60.10	60.10	Incheon
PONUTech Co.,Ltd.	Nuclear power plant design and repair service	—	—	—	—	100.00	100.00	Ulsan
POS-HiAL	High purity alumina manufacturing	—	—	—	—	51.00	51.00	Yeongam
Keystone-HYUNDAI SECURITIES NO. 1. Private Equity Fund	Investment in new regeneration energy	—	—	—	—	55.12	55.12	Seoul
Chun Sa wind	Other generation	—	—	—	—	100.00	100.00	Seoul
[Foreign]
POSCO America Corporation	Steel trading	99.45	0.55	100.00	99.45	0.55	100.00	USA
POSCO AUSTRALIA PTY LTD	Iron ore sales & mine development	100.00	—	100.00	100.00	—	100.00	Australia
POSCO Canada Ltd.	Coal sales	—	100.00	100.00	—	100.00	100.00	Canada
POSCO Asia Co., Ltd.	Steel and raw material trading	100.00	—	100.00	100.00	—	100.00	China
POSCO-CTPC Co., Ltd.	Steel manufacturing	56.60	43.40	100.00	56.60	43.40	100.00	China
POSCO-JWPC Co., Ltd.	Steel manufacturing	—	89.18	89.18	—	89.18	89.18	Japan
POSCO E&C Vietnam Co., Ltd.	Steel manufacturing	—	100.00	100.00	—	100.00	100.00	Vietnam
Zhangjiagang Pohang Stainless Steel Co., Ltd.	Stainless steel manufacturing	58.60	23.88	82.48	58.60	23.88	82.48	China
POSCO(Guangdong) Steel Co., Ltd.	Plating steel sheet manufacturing	87.04	10.04	97.08	87.04	10.04	97.08	China
POSCO (Thailand) Company Limited	Steel manufacturing	85.62	14.38	100.00	85.62	14.38	100.00	Thailand
Myanmar POSCO Steel Co., Ltd	Zinc relief manufacturing	70.00	—	70.00	70.00	—	70.00	Myanmar
POSCO Investment Co., Ltd.	Financial Service	100.00	—	100.00	100.00	—	100.00	China
POSCO-MKPC SDN BHD	Steel manufacturing	44.69	25.31	70.00	44.69	25.31	70.00	Malaysia
Qingdao Pohang Stainless Steel Co., Ltd.	Stainless steel manufacturing	70.00	30.00	100.00	70.00	30.00	100.00	China
POSCO(Suzhou) Automotive Processing Center Co., Ltd.	Steel manufacturing	90.00	10.00	100.00	90.00	10.00	100.00	China
POSEC Hawaii, Inc.	Real estate Industry	—	100.00	100.00	—	100.00	100.00	USA
POSCO-China Qingdao Processing Center Co., Ltd.	Steel manufacturing	—	100.00	100.00	—	100.00	100.00	China
POS-ORE PTY LTD	Iron ore sales & mine development	—	100.00	100.00	—	100.00	100.00	Australia
POSCO-China Holding Corp.	Holding company	100.00	—	100.00	100.00	—	100.00	China
POSCO JAPAN Co., Ltd.	Steel trading	100.00	—	100.00	100.00	—	100.00	Japan
POS-CD PTY LTD	Coal sales	—	100.00	100.00	—	100.00	100.00	Australia
POS-GC PTY LTD	Coal sales	—	100.00	100.00	—	100.00	100.00	Australia
POSCO-India Private Limited	Steel manufacturing	99.99	—	99.99	99.99	—	99.99	India
POSCO-India Pune Processing Center. Pvt. Ltd.	Steel manufacturing	65.00	—	65.00	65.00	—	65.00	India
POSCO-JEPC Co., Ltd.	Steel manufacturing	—	88.02	88.02	—	88.02	88.02	Japan
POSCO-CFPC Co., Ltd.	Steel manufacturing	39.60	60.40	100.00	39.60	60.40	100.00	China
POSCO E&C CHINA Co., Ltd.	Construction and civil engineering	—	100.00	100.00	—	100.00	100.00	China
POSCO MPPC S.A. de C.V.	Steel manufacturing	—	95.00	95.00	—	95.00	95.00	Mexico
Zhangjigang Pohang Port Co., Ltd.	Loading and unloading service	—	100.00	100.00	—	100.00	100.00	China
Qingdao Pos-metal Co., Ltd.	Steel manufacturing	—	100.00	100.00	—	100.00	100.00	China
POSCO-VIETNAM Co., Ltd.	Steel manufacturing	100.00	—	100.00	85.00	—	85.00	Vietnam
POSCO MEXICO S.A. DE C.V.	Automotive steel sheet manufacturing	84.84	15.16	100.00	84.84	15.16	100.00	Mexico
POSCO India Delhi Steel Processing Centre Private Limited	Steel manufacturing	66.40	10.00	76.40	66.40	10.00	76.40	India
POSCAN Elkview	Coal sales	—	100.00	100.00	—	100.00	100.00	Canada
POSCO-Poland Wroclaw Processing Center Sp. z o. o.	Steel manufacturing	60.00	—	60.00	60.00	—	60.00	Poland
POS-NP PTY LTD	Coal sales	—	100.00	100.00	—	100.00	100.00	Australia
POSCO-Vietnam Processing Center Co., Ltd.	Steel manufacturing	87.07	4.98	92.05	87.07	4.98	92.05	Vietnam
POSCO(Chongqing) Automotive Processing Center Co., Ltd.	Steel manufacturing	90.00	10.00	100.00	90.00	10.00	100.00	China
SUZHOU POSCO-CORE TECHNOLOGY CO., LTD.	Component manufacturing	—	100.00	100.00	—	100.00	100.00	China
POSCO-Malaysia SDN. BHD.	Steel manufacturing	81.79	13.63	95.42	81.79	13.63	95.42	Malaysia
POS-Minerals Corporation	Mine development & sales	—	100.00	100.00	—	100.00	100.00	USA
POSCO(Wuhu) Automotive Processing Center Co., Ltd.	Steel manufacturing	68.57	31.43	100.00	68.57	31.43	100.00	China

POSCO and Subsidiaries

Notes to the Consolidated Financial Statements, Continued

As of December 31, 2015 and 2014

		Ownership (%)
		December 31, 2015			December 31, 2014
	Principal operations	POSCO	Subsidiaries	Total	POSCO	Subsidiaries	Total	Region
POSCO Engineering and Construction India Private Limited	Construction and engineering	—	100.00	100.00	—	100.00	100.00	India
POSCO E&C SMART S DE RL DE CV	Construction and engineering	—	100.00	100.00	—	100.00	100.00	Mexico
POSCO Philippine Manila Processing Center, Inc.	Steel manufacturing	—	100.00	100.00	—	100.00	100.00	Philippines
POSCO China Suzhou Processing Center Co.,Ltd.	Steel manufacturing	30.00	70.00	100.00	30.00	70.00	100.00	China
POSCO Gulf SFC LLC	Steel manufacturing	—	81.93	81.93	—	81.93	81.93	United Arab Emirates
Dalian POSCO ICT-DONGFANG Engineering Co., Ltd.	Electric control equipment manufacturing	—	100.00	100.00	—	100.00	100.00	China
SANPU TRADING Co., Ltd.	Raw material trading	—	70.00	70.00	—	70.00	70.00	China
Zhangjiagang BLZ Pohang International Trading	Steel transit trading	—	100.00	100.00	—	100.00	100.00	China
POSCO MEXICO HUMAN TECH S.A. de C.V.	Service	80.00	20.00	100.00	80.00	20.00	100.00	Mexico
POSCO MESDC S.A. DE C.V.	Steel product sales	—	56.80	56.80	—	56.80	56.80	Mexico
POSCO ICT-China	IT service and DVR business	—	100.00	100.00	—	100.00	100.00	China
Pos-Sea Pte Ltd	Steel transit trading	—	67.54	67.54	—	67.54	67.54	Singapore
POSCO Europe Steel Distribution Center	Steel product sales	50.00	20.00	70.00	50.00	20.00	70.00	Slovenia
POSCO ENGINEERING (THAILAND) CO., LTD.	Chemical plant	—	100.00	100.00	—	48.90	48.90	Thailand
POSCO VST CO., LTD.	Stainless steel sheet manufacturing and sales	95.65	—	95.65	95.65	—	95.65	Vietnam
POSCO Maharashtra Steel Private Limited	Steel manufacturing	100.00	—	100.00	100.00	—	100.00	India
POSCO India Chennai Steel Processing Centre Pvt.Ltd.	Steel manufacturing	100.00	—	100.00	100.00	—	100.00	India
POSCO TNPC Otomotiv Celik San. Ve Tic. A.S	Steel manufacturing	100.00	—	100.00	100.00	—	100.00	Turkey
POSCO Vietnam Ha Noi Processing Center Co., Ltd.	Steel manufacturing	70.00	—	70.00	70.00	—	70.00	Vietnam
POSCO(Liaoning) Automotive Processing Center Co., Ltd.	Steel manufacturing	90.00	10.00	100.00	90.00	10.00	100.00	China
POSCO-Indonesia Jakarta Processing Center	Steel manufacturing	65.00	20.00	85.00	65.00	20.00	85.00	Indonesia
POSCO E&C VENEZUELA C.A.	Construction and engineering	—	100.00	100.00	—	100.00	100.00	Venezuela
Motta Resources Indonesia	Mine development	65.00	—	65.00	65.00	—	65.00	Indonesia
[Foreign]
POSCO TMC INDIA PRIVATE LIMITED	Steel manufacturing	—	100.00	100.00	—	100.00	100.00	India
POSCO America Alabama Processing Center Co., Ltd.	Steel manufacturing	—	100.00	100.00	—	100.00	100.00	USA
PT PEN INDONESIA	Construction	—	100.00	100.00	—	67.00	67.00	Indonesia
POSCO(Yantai) Automotive Processing Center Co., Ltd.	Steel manufacturing	90.00	10.00	100.00	90.00	10.00	100.00	China
POSCO India Steel Distribution Center Private Ltd.	Steel logistics	—	100.00	100.00	—	100.00	100.00	India
POSCO China Dalian Plate Processing Center Co., Ltd.	Steel manufacturing	80.00	10.00	90.00	80.00	10.00	90.00	China
POSCO-South Asia Company Limited	Steel product sales	100.00	—	100.00	100.00	—	100.00	Thailand
POSCO SS-VINA	Steel manufacturing	100.00	—	100.00	—	100.00	100.00	Vietnam
POSCO NCR Coal Ltd.	Coal sales	—	100.00	100.00	—	100.00	100.00	Canada
POSCO WA PTY LTD	Iron ore sales & mine development	100.00	—	100.00	100.00	—	100.00	Australia
POSCO Engineering and Construction - UZ	Construction	—	100.00	100.00	—	100.00	100.00	Uzbekistan
POSCO AUSTRALIA GP PTY LIMITED	Resource development	—	100.00	100.00	—	100.00	100.00	Australia
POSCO YongXin Rare Earth Metal Co., Ltd.	Magnet material manufacturing and sales	—	51.60	51.60	—	51.67	51.67	China

POSCO and Subsidiaries

Notes to the Consolidated Financial Statements, Continued

As of December 31, 2015 and 2014

		Ownership (%)
		December 31, 2015			December 31, 2014
	Principal operations	POSCO	Subsidiaries	Total	POSCO	Subsidiaries	Total	Region
Hanjung Power Pty., Ltd	Electricity production	—	100.00	100.00	—	100.00	100.00	Papua New Guinea
Daewoo International (America) Corp.	Trading business	—	100.00	100.00	—	100.00	100.00	USA
Daewoo International (Deutschland) GmbH.	Trading business	—	100.00	100.00	—	100.00	100.00	Germany
Daewoo International Japan Corp.	Trading business	—	100.00	100.00	—	100.00	100.00	Japan
DAEWOO INTERNATIONAL SINGAPORE PTE. LTD.	Trading business	—	100.00	100.00	—	100.00	100.00	Singapore
Daewoo Italia S.r.l.	Trading business	—	100.00	100.00	—	100.00	100.00	Italy
Daewoo (China) Co., Ltd.	Trading business	—	100.00	100.00	—	100.00	100.00	China
DAEWOO TEXTILE FERGANA LLC	Textile manufacturing	—	100.00	100.00	—	100.00	100.00	Uzbekistan
DAEWOO TEXTILE BUKHARA LLC	Textile manufacturing	—	100.00	100.00	—	100.00	100.00	Uzbekistan
DAEWOO INTERNATIONAL AUSTRALIA HOLDINGS PTY LTD	Resource development	—	100.00	100.00	—	100.00	100.00	Australia
Daewoo Paper Manufacturing Co., Ltd.	Paper manufacturing	—	66.70	66.70	—	66.70	66.70	China
Tianjin Daewoo Paper Manufacturing Co., Ltd.	Paper manufacturing	—	68.00	68.00	—	68.30	68.30	China
POSCO MAURITIUS LIMITED	Coal development and sales	—	100.00	100.00	—	100.00	100.00	Mauritius
PT. KRAKATAU POSCO	Steel manufacturing	70.00	—	70.00	70.00	—	70.00	Indonesia
DAEWOO INTERNATIONAL MEXICO S.A. DE C.V.	Trading business	—	100.00	100.00	—	100.00	100.00	Mexico
Daewoo International Guangzhou Corp.	Trading business	—	100.00	100.00	—	100.00	100.00	China
POSCO (Zhangjiagang) STS Processing Center Co., Ltd	Steel manufacturing	—	100.00	100.00	—	100.00	100.00	China
Daewoo International (M) SDN BHD	Trading business	—	100.00	100.00	—	100.00	100.00	Malaysia
Daewoo International SHANGHAI CO., LTD.	Trading business	—	100.00	100.00	—	100.00	100.00	China
PGSF, L.P.	Investment in bio tech Industry	—	100.00	100.00	—	100.00	100.00	USA
Xenesys Inc.	Power generation equipment manufacturing	29.58	21.35	50.93	29.58	21.35	50.93	Japan
Daewoo International INDIA Private Ltd.	Trading business	—	100.00	100.00	—	100.00	100.00	India
PT. POSCO E&C INDONESIA	Construction	—	100.00	100.00	—	100.00	100.00	Indonesia
HUME COAL PTY LTD	Raw material manufacturing	—	100.00	100.00	—	100.00	100.00	Australia
POSCO FOUNDATION	Non-profit charitable organization	—	100.00	100.00	—	100.00	100.00	India
EPC EQUITIES LLP	Construction	—	80.00	80.00	—	80.00	80.00	England
SANTOS CMI CONSTRUCTION TRADING LLP	Construction	—	99.90	99.90	—	99.90	99.90	England
SANTOS CMI INC. USA	Construction	—	100.00	100.00	—	100.00	100.00	USA
SANTOS CMI ENGENHARIA E CONSTRUCOES LTDA	Construction	—	99.98	99.98	—	99.98	99.98	Brazil
SANTOS CMI PERU S.A.	Construction	—	99.99	99.99	—	99.99	99.99	Peru
SANTOS CMI CONSTRUCCIONES S.A.	Construction	—	100.00	100.00	—	100.00	100.00	Uruguay
GENTECH INTERNATIONAL INC.	Construction	—	90.00	90.00	—	90.00	90.00	Panama
SANTOSCMI S.A.	Construction	—	80.00	80.00	—	80.00	80.00	Ecuador
SANTOSCMI CONSTRUCCIONES DE CHILE S.A.	Construction	—	99.00	99.00	—	99.00	99.00	Chile
COMPANIADEAUTOMATIZACION &CONTROL, GENESYS S.A.	Construction	—	90.00	90.00	—	90.00	90.00	Ecuador
POSCO ASSAN TST STEEL INDUSTRY	Steel manufacturing	60.00	10.00	70.00	60.00	10.00	70.00	Turkey
HONG KONG POSCO E&C (CHINA) INVESTMENT Co., Ltd.	Investment	—	100.00	100.00	—	100.00	100.00	Hongkong

POSCO and Subsidiaries

Notes to the Consolidated Financial Statements, Continued

As of December 31, 2015 and 2014

		Ownership (%)
		December 31, 2015			December 31, 2014
	Principal operations	POSCO	Subsidiaries	Total	POSCO	Subsidiaries	Total	Region
POSCO ENGINEERING & CONSTRUCTION DO BRAZIL LTDA.	Construction	—	100.00	100.00	—	100.00	100.00	Brazil
POSCO Electrical Steel India Private Limited	Electrical steel manufacturing	100.00	—	100.00	100.00	—	100.00	India
PT.POSCO-Indonesia Inti	Mine development	100.00	—	100.00	100.00	—	100.00	Indonesia
POSCO(Dalian) IT Center Development Co., Ltd.	Investment	—	100.00	100.00	—	100.00	100.00	China
Brazil Sao Paulo Steel Processing Center	Steel manufacturing	—	76.00	76.00	—	76.00	76.00	Brazil
DAESAN (CAMBODIA) Co., Ltd.	Investment	—	100.00	100.00	—	100.00	100.00	Cambodia
PT.POSCO ICT INDONESIA	IT service and electric control engineering	—	66.99	66.99	—	66.99	66.99	Indonesia
PT. POSCO MTECH INDONESIA	Steel manufacturing	—	99.98	99.98	—	71.43	71.43	Indonesia
PT. KRAKATAU POSCO ENERGY	Manufacturing & management	—	90.00	90.00	—	90.00	90.00	Indonesia
POSCO RUS LLC	Trading business	90.00	10.00	100.00	90.00	10.00	100.00	Russia
POSCO Thainox Public Company Limited	Steel manufacturing	84.93	—	84.93	84.93	—	84.93	Thailand
DAEWOO INTERNATIONAL SHANGHAI WAIGAOQIAO CO., LTD.	Merchandising trade	—	100.00	100.00	—	100.00	100.00	China
PT. Bio Inti Agrindo	Forest resources development	—	85.00	85.00	—	85.00	85.00	Indonesia
POSCO ENGINEERING AND CONSTRUCTION AUSTRALIA (POSCO E&C AUSTRALIA) PTY LTD	Iron ore sales	—	100.00	100.00	—	100.00	100.00	Australia
[Foreign]
POSCO-TISCO (JILIN) PROCESSING CENTER Co., Ltd.	Steel manufacturing	50.00	10.00	60.00	50.00	10.00	60.00	China
Hunchun Posco Hyundai International Logistics Complex Development Co., Ltd	Logistics	—	80.00	80.00	—	80.00	80.00	China
USA-SRDC	Scrap sales	—	100.00	100.00	—	100.00	100.00	USA
Daewoo International Vietnam Co., Ltd.	Trading business	—	100.00	100.00	—	100.00	100.00	Vietnam
PT.Krakatau Posco Chemtech Calcination	quicklime manufacturing and sales	—	80.00	80.00	—	80.00	80.00	Indonesia
POSCO AFRICA (PROPRIETARY) LIMITED	Trading business	100.00	—	100.00	100.00	—	100.00	South Africa
EPC INGENIERIA & SERVICIOS DE COSTA RICA SA	Construction and ● engineering service	—	100.00	100.00	—	100.00	100.00	Costa Rica
POSCO ICT BRASIL	IT service and engineering	—	100.00	100.00	—	100.00	100.00	Brazil
LA-SRDC	Scrap manufacturing	—	100.00	100.00	—	68.41	68.41	USA
DONG FANG JIN HONG	Real estate development, rental and management	—	100.00	100.00	—	99.00	99.00	China
POSCO AMERICA COMERCIALIZADORA S DE RL DE CV	Human resource service	—	100.00	100.00	—	100.00	100.00	Mexico
POSCO(Guangdong) Automotive Steel Co., Ltd.	Steel manufacturing and sales	83.64	10.00	93.64	83.64	10.00	93.64	China
POSCO MAPC SA DE CV	Steel manufacturing and sales	80.00	20.00	100.00	80.00	20.00	100.00	Mexico
POSCO-Mory-Maruyasu PIPE	Common steel welded pipe manufacturing and sales	—	50.00	50.00	—	50.00	50.00	Japan
PT KRAKATAU BLUE WATER	Wastewater treamtment facilities operation and maintemance	—	67.00	67.00	—	67.00	67.00	Indonesia
KRAKATAU POS-CHEM DONG-SUH CHEMICAL	Chemical by-product manufacturing and sales	—	45.00	45.00	—	45.00	45.00	Indonesia
Myanmar Daewoo International Corporation	Trading business	—	100.00	100.00	—	100.00	100.00	Myanmar
POSCO-Italy Processing Center	Stainless steel sheet manufacturing and sales	80.00	10.00	90.00	80.00	10.00	90.00	Italy
DAEWOO E&P CANADA CORPORATION	Crude oil and natural gas mining	—	100.00	100.00	—	100.00	100.00	Canada
Yingkou Puxiang Trade Co.,Ltd.	Refractory quality test and import and export trade	—	100.00	100.00	—	100.00	100.00	China

POSCO and Subsidiaries

Notes to the Consolidated Financial Statements, Continued

As of December 31, 2015 and 2014

		Ownership (%)
		December 31, 2015			December 31, 2014
	Principal operations	POSCO	Subsidiaries	Total	POSCO	Subsidiaries	Total	Region
Myanmar POSCO C&C Company, Limited.	Steel manufacturing and sales	—	70.00	70.00	—	70.00	70.00	Myanmar
POSCO ICT VIETNAM	IT service and electric control engineering	—	100.00	100.00	—	100.00	100.00	Vietnam
Daewoo Global Development. Pte., Ltd	Real estate development	—	51.00	51.00	—	51.00	51.00	Myanmar
Myanmar POSCO Engineering&Construction Company, Limited.	Construction and engineering service	—	100.00	100.00	—	100.00	100.00	Myanmar
POSCO COATED STEEL (THAILAND) CO., LTD.	Automotive steel sheet manufacturing and sales	100.00	—	100.00	100.00	—	100.00	Thailand
Daewoo Power and Infra (PTY) Limited	Electricity	—	100.00	100.00	—	100.00	100.00	South Africa
Daewoo Amara Company Limited	Real estate development	—	98.54	98.54	—	98.54	98.54	Myanmar
POSMATE-CHINA CO., LTD	Business facility maintenance	—	100.00	100.00	—	100.00	100.00	China
Daewoo Precious Resources Co., Ltd.	Resources development	—	70.00	70.00	—	60.00	60.00	Myanmar
POSCO-Mexico Villagran Wire-rod Processing Center	Steel manufacturing	56.75	10.00	66.75	56.75	10.00	66.75	Mexico
SANTOS CMI Guatemala S.A.	Construction	—	100.00	100.00	—	99.00	99.00	Guatemala
POSCO-China Dalian Steel Fabricating Center	Steel manufacturing	42.16	25.39	67.55	42.16	25.39	67.55	China
POSCO-CDPC(POSCO ChengDu Processing Center) Co., Ltd	Steel manufacturing	33.00	10.00	43.00	—	—	—	China
POSCO E&C HOLDINGS CO., Ltd.	Holding company	—	100.00	100.00	—	100.00	100.00	Thailand
POSCO E&C (THAILAND) CO., Ltd.	Construction	—	100.00	100.00	—	100.00	100.00	Thailand
DAEWOO POWER PNG Ltd.	Electricity prodction	—	100.00	100.00	—	100.00	100.00	Papua New Guinea
POSCO India Ahmedabad Steel Processing Center Pvt. Ltd.	Steel manufacturing	100.00	—	100.00	—	—	—	India
COINSA INGENIERIA Y PETROQUIMICA S.R.L	Construction	—	50.00	50.00	—	—	—	Bolivia
PT.Krakatau Posco Social Enterprise	Social enterprise	—	100.00	100.00	—	—	—	Indonesia
POSCO Vietnam Holdings Co., LTD.	Holding company	79.28	20.72	100.00	—	—	—	Vietnam
Ventanas Philippines Construction Inc	Construction	—	100.00	100.00	—	—	—	Philippines
POSCO E&C Mongolia	Construction	—	100.00	100.00	—	—	—	Mongolia
POSCO BIOVENTURES I, L.P.	Bio tech Industry	—	—	—	—	100.00	100.00	USA
PT. POSNESIA Stainless Steel Industry	Steel manufacturing	—	—	—	70.00	—	70.00	Indonesia
DWEMEX, S.A.DE.C.V.	Construction	—	—	—	—	99.00	99.00	Mexico
POSCO MPC Servicios S.A. de C.V.	Steel manufacturing	—	—	—	—	61.00	61.00	Mexico
POSCO-Uruguay S.A	Lumber manufacturing & sales	—	—	—	98.10	—	98.10	Uruguay
VECTUS LIMITED	PRT test track construction	—	—	—	—	99.69	99.69	England
ZEUS(Cayman)	Service	—	—	—	100.00	—	100.00	Kai Manje Island
Myanmar Daewoo Limited	Trading business	—	—	—	—	100.00	100.00	Myanmar
Daewoo (M) SDN. BHD.	Trading business	—	—	—	—	100.00	100.00	Malaysia
Daewoo EL SALVADOR S.A. DE C.V.	Trading business	—	—	—	—	88.00	88.00	El Salvador
TECHREN Solar, LLC	Electrical Industry	—	—	—	—	99.92	99.92	USA
EPC INVESTMENTS C.V.	Construction	—	—	—	—	99.99	99.99	Holland
VAUTIDAMERICAS S.A.	Construction	—	—	—	—	51.00	51.00	Ecuador
POSCO Klappan Coal Limited	Coal sales	—	—	—	—	100.00	100.00	Canada
PRODUCTOS OFERTAS SISTEMAS Y COMERCIALIZADORA ORIENTAL S DE RL DE CV	Steel sales	—	—	—	—	100.00	100.00	Mexico
SUNGJIN CANADA LTD.	Machinery installation	—	—	—	—	70.00	70.00	Canada
POSCO PLANTEC Thailand CO. LTD	Steel work maintenance and machinery installation	—	—	—	—	48.78	48.78	Thailand

POSCO and Subsidiaries

Notes to the Consolidated Financial Statements, Continued

As of December 31, 2015 and 2014

The equity of controlling company is increased by ~~W~~301,029 million (POSCO ENGINEERING & CONSTRUCTION., LTD., PT PEN INDONESIA and others) as a result of changes in the Company’s ownership interests in subsidiaries that did not result in a loss of control for the years ended December 31, 2015 and decreased by ~~W~~9,401 million (POSCO Processing&Service, Steel Processing and Fabricating Center Co., LTD and others) for the year ended December 31, 2014.

Cash dividends paid to POSCO by subsidiaries in 2015 and 2014 amounted to ~~W~~437,194 million and ~~W~~58,488 million, respectively.

As of December 31, 2015, there are no restrictions on the ability of subsidiaries to transfer funds to the controlling company, such as in the form of cash dividends, repayment of loans or payment of advances.

(c)	Summarized financial information of subsidiaries as of and for the years ended December 31, 2015 and 2014 are as follows:

1)	December 31, 2015

(in millions of Won)

Company		Assets	Liabilities	Equity (deficit)	Sales	Net income (loss)
[Domestic]
POSCO ENGINEERING & CONSTRUCTION., LTD.	~~W~~	6,846,306	3,341,227	3,505,079	6,536,879	134,869
POSCO Processing&Service		1,192,733	320,732	872,001	3,144,016	737
POSCO COATED & COLOR STEEL Co., Ltd.		413,901	234,845	179,056	788,694	13,207
POSCO ICT		652,489	310,623	341,866	804,863	(79,635)
POSCO Research Institute		30,561	6,721	23,840	35,683	491
POSMATE		238,851	60,760	178,091	138,713	6,531
POSCO A&C		109,146	75,015	34,131	237,705	1,017
POSCO Capital Co.,Ltd		255,898	142,251	113,647	18,956	648
eNtoB Corporation		80,210	43,860	36,350	538,804	1,394
POSCO CHEMTECH		653,689	113,112	540,577	1,175,272	43,978
POSCO-Terminal Co., Ltd.		171,313	12,623	158,690	120,309	20,384
POSCO M-TECH		184,553	107,194	77,359	344,575	27,155
POSCO ENERGY CO., LTD.		4,676,349	3,113,948	1,562,401	1,909,919	18,752
POSCO TMC Co., Ltd.		214,312	124,260	90,052	329,231	3,984
POSCO NIPPON STEEL RHF JOINT VENTURE.CO.,Ltd.		117,747	65,313	52,434	52,683	1,563
MegaAsset Co.,Ltd.		52,602	27,398	25,204	71,913	(20,012)
POSCO Engineering CO.,Ltd		580,003	424,333	155,670	964,926	(15,610)
POSCO AST		378,556	258,707	119,849	512,333	(24,853)
POSHIMETAL Co., Ltd.		293,459	350,249	(56,790)	154,081	(53,921)
Poscoene		39,961	15,246	24,715	5,629	2,371
POSCO Humans		16,056	6,887	9,169	37,423	1,317
Mapo Hibroad Parking co., Ltd.		1,533	345	1,188	—	(30)
Steel Processing and Fabricating Center Co.,LTD		118,819	72,615	46,204	124,706	(19,505)
BLUE O&M Co.,Ltd.		16,680	7,873	8,807	23,712	2,361
Busan E&E Co,. Ltd.		92,140	48,842	43,298	24,232	2,844
POSCO Family Strategy Fund		46,102	—	46,102	983	(5,451)
Daewoo International Corporation		7,474,312	5,107,402	2,366,910	16,881,040	81,850
POSCO LED Co., Ltd.		24,140	34,222	(10,082)	42,832	(11,801)
Pohang Scrap Recycling Distribution Center Co., Ltd.		16,807	361	16,446	3,359	66
PSC Energy Global Co., Ltd.		162,737	—	162,737	—	29,496
Suncheon Eco Trans Co., Ltd		66,009	29,398	36,611	2,045	(4,438)
Tamra Offshore Wind Power Co., Ltd		90,810	64,095	26,715	—	(154)
IT Engineering		5,671	2,091	3,580	6,535	(148)
Future Creation Fund Postech Early Stage account		28,054	8	28,046	153	(614)
POSCO Green Gas Technology Co., Ltd		1,090,713	426,805	663,908	—	(14,883)
POSCO WOMAN’S FUND		9,490	2	9,488	22	(235)
POSPOWER Co., Ltd.		80,091	5,885	74,206	—	(3,010)
Songdo Posco family Housing		106,780	106,030	750	—	(240)
Posco Group University		17,442	4,478	12,964	32,196	33
HOTEL LAONZENA		107,717	61,394	46,323	7,322	(3,493)
Growth Ladder POSCO K-Growth Global Fund		19,113	2	19,111	119	(689)
2015 POSCO New technology II Fund		12,039	—	12,039	162	39

POSCO and Subsidiaries

Notes to the Consolidated Financial Statements, Continued

As of December 31, 2015 and 2014

(in millions of Won)

Company		Assets	Liabilities	Equity (deficit)	Sales	Net income (loss)
[Foreign]
POSCO America Corporation	~~W~~	489,103	429,409	59,694	823,847	(7,805)
POSCO AUSTRALIA PTY LTD		666,132	46,015	620,117	88,651	35,002
POSCO Canada Ltd.		484,916	85,689	399,227	113,528	(12,311)
POSCO Asia Co., Ltd.		908,975	857,837	51,138	3,142,920	1,335
POSCO-CTPC Co., Ltd.		102,739	63,982	38,757	185,735	(1,257)
POSCO-JWPC Co., Ltd.		115,830	98,978	16,852	188,179	850
POSCO E&C Vietnam Co., Ltd.		219,373	150,704	68,669	315,703	2,691
Zhangjiagang Pohang Stainless Steel Co., Ltd.		1,077,372	673,542	403,830	2,482,140	(116,436)
POSCO(Guangdong) Steel Co., Ltd.		103,502	71,040	32,462	130,918	(10,979)
POSCO (Thailand) Company Limited		106,151	65,215	40,936	201,986	(2,613)
Myanmar POSCO Steel Co., Ltd		20,774	764	20,010	15,096	420
POSCO Investment Co., Ltd.		1,053,466	930,648	122,818	16,692	5,541
POSCO-MKPC SDN BHD		102,275	68,759	33,516	146,894	(2,982)
Qingdao Pohang Stainless Steel Co., Ltd.		192,685	108,718	83,967	298,912	(3,933)
POSCO(Suzhou) Automotive Processing Center Co., Ltd.		330,545	207,012	123,533	476,014	(3,648)
POSEC Hawaii, Inc.		244	5	239	—	(52)
POSCO-China Qingdao Processing Center Co., Ltd.		47,626	32,537	15,089	111,158	(496)
POS-ORE PTY LTD		8,854	4,941	3,913	39,780	10,538
POSCO-China Holding Corp.		452,765	222,016	230,749	219,223	(28,715)
POSCO JAPAN Co., Ltd.		656,583	541,807	114,776	1,240,549	5,594
POS-CD PTY LTD		24,139	13,593	10,546	12,939	(4,234)
POS-GC PTY LTD		63,482	65,016	(1,534)	—	(5,266)
POSCO-India Private Limited		122,672	1,198	121,474	2,428	2,623
POSCO-India Pune Processing Center. Pvt. Ltd.		191,590	182,160	9,430	377,977	1,724
POSCO-JEPC Co., Ltd.		168,412	148,623	19,789	263,275	863
POSCO-CFPC Co., Ltd.		154,949	111,712	43,237	621,240	(3,650)
POSCO E&C CHINA Co., Ltd.		230,130	146,633	83,497	190,987	10,483
POSCO MPPC S.A. de C.V.		259,419	220,234	39,185	410,857	2,306
Zhangjigang Pohang Port Co., Ltd.		20,861	3,414	17,447	6,497	557
Qingdao Pos-metal Co., Ltd.		2,101	3,445	(1,344)	15,793	(863)
POSCO-VIETNAM Co., Ltd.		469,107	457,647	11,460	527,439	(16,494)
POSCO MEXICO S.A. DE C.V.		848,226	625,181	223,045	499,250	784
POSCO India Delhi Steel Processing Centre Private Limited		129,878	124,292	5,586	219,626	(1,056)
POSCAN Elkview		63,031	—	63,031	—	1,934
POSCO-Poland Wroclaw Processing Center Sp. z o. o.		37,655	21,958	15,697	41,085	(1,182)
POS-NP PTY LTD		28,059	22,916	5,143	1,682	(9,278)
POSCO-Vietnam Processing Center Co., Ltd.		146,858	117,903	28,955	242,303	(2,053)
POSCO(Chongqing) Automotive Processing Center Co., Ltd.		95,658	56,002	39,656	132,283	(363)
SUZHOU POSCO-CORE TECHNOLOGY CO., LTD.		54,693	32,297	22,396	74,963	(1,906)
POSCO-Malaysia SDN. BHD.		57,038	76,515	(19,477)	96,872	(10,856)
POS-Minerals Corporation		91,106	148,269	(57,163)	—	(153,749)
POSCO(Wuhu) Automotive Processing Center Co., Ltd.		89,290	44,744	44,546	119,425	(531)
POSCO Engineering and Construction India Private Limited		13,962	4,599	9,363	4,833	511
POSCO E&C SMART S DE RL DE CV		4,946	2,345	2,601	—	1,097
POSCO Philippine Manila Processing Center, Inc.		24,514	12,106	12,408	33,454	873
POSCO China Suzhou Processing Center Co.,Ltd.		23,385	17,923	5,462	57,312	440
POSCO Gulf SFC LLC		64,149	62,626	1,523	69,011	(2,041)
Dalian POSCO ICT-DONGFANG Engineering Co., Ltd.		3,887	2,250	1,637	3,292	(362)
SANPU TRADING Co., Ltd.		1,911	—	1,911	60	16
Zhangjiagang BLZ Pohang International Trading		8,245	2,653	5,592	49,537	231
POSCO MEXICO HUMAN TECH S.A. de C.V.		365	255	110	1,855	(61)
POSCO MESDC S.A. DE C.V.		11,156	273	10,883	8,636	519
POSCO ICT-China		7,834	6,964	870	13,621	(128)

POSCO and Subsidiaries

Notes to the Consolidated Financial Statements, Continued

As of December 31, 2015 and 2014

(in millions of Won)

Company		Assets	Liabilities	Equity (deficit)	Sales	Net income (loss)
[Foreign]
Pos-Sea Pte Ltd	~~W~~	41,926	40,638	1,288	561,755	1,064
POSCO Europe Steel Distribution Center		7,398	1,066	6,332	14,573	607
POSCO ENGINEERING (THAILAND) CO., LTD.		31,788	45,567	(13,779)	100,474	(17,013)
POSCO VST CO., LTD.		329,849	310,278	19,571	401,440	(6,300)
POSCO Maharashtra Steel Private Limited		1,282,589	1,081,312	201,277	687,120	(80,487)
POSCO India Chennai Steel Processing Centre Pvt.Ltd.		113,568	99,506	14,062	194,323	2,652
POSCO TNPC Otomotiv Celik San. Ve Tic. A.S		44,941	42,024	2,917	48,935	(3,101)
POSCO Vietnam Ha Noi Processing Center Co., Ltd.		68,391	61,875	6,516	148,201	(1,802)
POSCO(Liaoning) Automotive Processing Center Co., Ltd.		78,241	47,709	30,532	139,272	(1,236)
POSCO-Indonesia Jakarta Processing Center		82,622	73,247	9,375	77,686	(7,973)
POSCO E&C VENEZUELA C.A.		408	2	406	—	(220)
Motta Resources Indonesia		1,138	19,314	(18,176)	—	(4,037)
POSCO TMC INDIA PRIVATE LIMITED		11,516	10,013	1,503	21,132	(314)
POSCO America Alabama Processing Center Co., Ltd.		58,149	43,420	14,729	103,046	839
PT PEN INDONESIA		13,324	30,036	(16,712)	35,681	(7,358)
POSCO(Yantai) Automotive Processing Center Co., Ltd.		66,139	44,680	21,459	111,669	(137)
POSCO India Steel Distribution Center Private Ltd.		16,046	13,362	2,684	52,614	314
POSCO China Dalian Plate Processing Center Co., Ltd.		116,336	111,913	4,423	59,297	(9,121)
POSCO-South Asia Company Limited		13,318	523	12,795	5,413	(799)
POSCO SS-VINA		755,135	600,905	154,230	76,545	(113,987)
POSCO NCR Coal Ltd.		38,132	—	38,132	—	(82)
POSCO WA PTY LTD		427,612	7	427,605	—	(11,690)
POSCO Engineering and Construction - UZ		7,094	5,550	1,544	5,924	522
POSCO AUSTRALIA GP PTY LIMITED		20,399	6	20,393	—	(4,754)
POSCO YongXin Rare Earth Metal Co., Ltd.		29,119	64,853	(35,734)	10,760	(38,324)
Hanjung Power Pty., Ltd		27,249	16,878	10,371	27,294	3,142
Daewoo International (America) Corp.		443,504	388,689	54,815	1,124,251	800
Daewoo International (Deutschland) GmbH.		188,935	177,751	11,184	402,344	1,254
Daewoo International Japan Corp.		253,125	246,367	6,758	770,362	442
DAEWOO INTERNATIONAL SINGAPORE PTE. LTD.		114,256	109,913	4,343	801,225	22
Daewoo Italia S.r.l.		124,548	121,367	3,181	303,784	(1,288)
Daewoo (China) Co., Ltd.		84,324	30,082	54,242	209,488	3,216
DAEWOO TEXTILE FERGANA LLC		90,172	57,778	32,394	106,150	242
DAEWOO TEXTILE BUKHARA LLC		52,250	29,826	22,424	40,797	1,136
DAEWOO INTERNATIONAL AUSTRALIA HOLDINGS PTY LTD		120,087	20,997	99,090	27,717	2,477
Daewoo Paper Manufacturing Co., Ltd.		57,041	72,226	(15,185)	48,466	(6,810)
Tianjin Daewoo Paper Manufacturing Co., Ltd.		—	26,040	(26,040)	—	(7,775)
POSCO MAURITIUS LIMITED		29,493	4	29,489	—	(8)
PT. KRAKATAU POSCO		4,259,257	3,818,369	440,888	1,227,266	(422,490)
DAEWOO INTERNATIONAL MEXICO S.A. DE C.V.		117,205	107,406	9,799	345,087	3,036
Daewoo International Guangzhou Corp.		5,116	6,454	(1,338)	23,251	(1,494)
POSCO (Zhangjiagang) STS Processing Center Co., Ltd		64,383	53,315	11,068	341,862	(2,863)
Daewoo International (M) SDN BHD		48,366	45,577	2,789	130,640	602
Daewoo International SHANGHAI CO., LTD.		16,582	8,860	7,722	23,252	(842)
PGSF, L.P.		14,005	2	14,003	—	1,504
Xenesys Inc.		2,060	2,658	(598)	1,314	(4,048)

POSCO and Subsidiaries

Notes to the Consolidated Financial Statements, Continued

As of December 31, 2015 and 2014

(in millions of Won)
Company		Assets	Liabilities	Equity (deficit)	Sales	Net income (loss)
[Foreign]
Daewoo International INDIA Private Ltd.	~~W~~	33,254	30,809	2,445	59,453	334
PT. POSCO E&C INDONESIA		24,898	14,200	10,698	6,837	(2,190)
HUME COAL PTY LTD		102,165	8,159	94,006	820	1,023
POSCO FOUNDATION		175	2	173	—	(2)
EPC EQUITIES LLP		78,456	81,081	(2,625)	—	(1,425)
SANTOS CMI CONSTRUCTION TRADING LLP		9,533	29,774	(20,241)	—	(8,868)
SANTOS CMI INC. USA		30,478	28,626	1,852	10,515	204
SANTOS CMI ENGENHARIA E CONSTRUCOES LTDA		20,158	28,277	(8,119)	75,764	(2,817)
SANTOS CMI PERU S.A.		10,327	35,778	(25,451)	51,702	(689)
SANTOS CMI CONSTRUCCIONES S.A.		9,707	16,975	(7,268)	1,874	(7,254)
GENTECH INTERNATIONAL INC.		99	126	(27)	586	(25)
SANTOSCMI S.A.		40,567	29,731	10,836	33,955	(1,982)
SANTOSCMI CONSTRUCCIONES DE CHILE S.A.		7,386	3,257	4,129	9,459	552
COMPANIADEAUTOMATIZACION&CONTROL, GENESYS S.A.		9,130	7,161	1,969	9,706	(1,681)
POSCO ASSAN TST STEEL INDUSTRY		761,826	692,929	68,897	485,847	(29,288)
HONG KONG POSCO E&C (CHINA) INVESTMENT Co., Ltd.		152,348	206,145	(53,797)	—	(20,555)
POSCO ENGINEERING & CONSTRUCTION DO BRAZIL LTDA.		289,054	296,531	(7,477)	500,355	(34,723)
POSCO Electrical Steel India Private Limited		212,482	185,453	27,029	128,332	(5,747)
PT.POSCO-Indonesia Inti		6,641	396	6,245	2,356	(1,096)
POSCO(Dalian) IT Center Development Co., Ltd.		238,500	89,693	148,807	136,148	9,169
Brazil Sao Paulo Steel Processing Center		34,191	63,049	(28,858)	18,249	(29,260)
DAESAN (CAMBODIA) Co., Ltd.		30,603	36,251	(5,648)	—	(13)
PT.POSCO ICT INDONESIA		13,523	12,183	1,340	22,140	154
PT. POSCO MTECH INDONESIA		23,617	20,061	3,556	22,826	(970)
PT. KRAKATAU POSCO ENERGY		336,338	217,076	119,262	39,624	6,915
POSCO RUS LLC		3,106	6,015	(2,909)	2,838	(4,272)
POSCO Thainox Public Company Limited		375,865	81,878	293,987	409,505	3,669
DAEWOO INTERNATIONAL SHANGHAI WAIGAOQIAO CO., LTD.		11,633	11,348	285	58,666	(557)
PT. Bio Inti Agrindo		133,398	105,093	28,305	3,015	(1,029)
POSCO ENGINEERING AND CONSTRUCTION AUSTRALIA (POSCO E&C AUSTRALIA) PTY LTD		12,998	14,084	(1,086)	32,895	375
POSCO-TISCO (JILIN) PROCESSING CENTER Co., Ltd.		46,758	34,763	11,995	52,768	(3,740)
Hunchun Posco Hyundai International Logistics Complex Development Co., Ltd		107,741	4,199	103,542	2,190	(4,572)
USA-SRDC		377	—	377	—	(67)
Daewoo International Vietnam Co., Ltd.		6,211	2,197	4,014	24,567	(464)
PT.Krakatau Posco Chemtech Calcination		75,161	44,234	30,927	28,654	2,404
POSCO AFRICA (PROPRIETARY) LIMITED		33,527	26	33,501	209	1,262
EPC INGENIERIA & SERVICIOS DE COSTA RICA SA		87	975	(888)	99	(875)
POSCO ICT BRASIL		4,486	8,072	(3,586)	2,732	(2,759)
LA-SRDC		876	290	586	2,107	(54)
DONG FANG JIN HONG		526,123	366,636	159,487	20,567	(15,660)
POSCO AMERICA COMERCIALIZADORA S DE RL DE CV		65,115	64,686	429	134,513	905
POSCO(Guangdong) Automotive Steel Co., Ltd.		332,981	220,571	112,410	221,343	(16,192)
POSCO MAPC SA DE CV		40,885	19,911	20,974	114,851	(1,168)
POSCO-Mory-Maruyasu PIPE		8,582	7,103	1,479	5,400	(1,025)
PT KRAKATAU BLUE WATER		825	238	587	1,245	(35)
KRAKATAU POS-CHEM DONG-SUH CHEMICAL		26,997	23,694	3,303	19,455	(5,257)
Myanmar Daewoo International Corporation		6,338	83	6,255	1,849	1,019
POSCO-Italy Processing Center		108,470	102,683	5,787	104,647	(419)

POSCO and Subsidiaries

Notes to the Consolidated Financial Statements, Continued

As of December 31, 2015 and 2014

(in millions of Won)

Company		Assets	Liabilities	Equity (deficit)	Sales	Net income (loss)
[Foreign]
DAEWOO E&P CANADA CORPORATION	~~W~~	28,316	18,007	10,309	4,620	(3,449)
Yingkou Puxiang Trade Co.,Ltd.		376	40	336	955	65
Myanmar POSCO C&C Company, Limited.		23,029	21,968	1,061	12,976	(5,335)
POSCO ICT VIETNAM		3,160	1,653	1,507	5,922	275
Daewoo Global Development. Pte., Ltd		163,923	112,229	51,694	1,136	321
Myanmar POSCO Engineering&Construction Company, Limited.		14,526	6,244	8,282	25,596	3,209
POSCO COATED STEEL (THAILAND) CO., LTD.		303,680	187,470	116,210	—	1,800
Daewoo Power and Infra (PTY) Limited		1,215	596	619	1,422	375
Daewoo Amara Company Limited		154,204	109,612	44,592	—	(5,586)
POSMATE-CHINA CO., LTD		271	17	254	210	32
Daewoo Precious Resources Co., Ltd.		7,159	10	7,149	—	—
POSCO-Mexico Villagran Wire-rod Processing Center		39,475	30,333	9,142	8,751	(7,989)
SANTOS CMI Guatemala S.A.		2,802	1,109	1,693	53,935	1,591
POSCO-China Dalian Steel Fabricating Center		8,153	1,247	6,906	2,955	(2,229)
POSCO-CDPC(POSCO ChengDu Processing Center) Co., Ltd		38,146	24,000	14,146	204	(1,417)
POSCO E&C HOLDINGS CO.,Ltd.		335	48	287	—	(13)
POSCO E&C (THAILAND) CO.,Ltd.		5,732	3,763	1,969	10,093	1,372
DAEWOO POWER PNG Ltd.		29,557	16,730	12,827	—	(1,035)
POSCO India Ahmedabad Steel Processing Center Pvt.Ltd.		21,605	6,866	14,739	—	(432)
COINSA INGENIERIA Y PETROQUIMICA S.R.L		12,599	10,524	2,075	19,273	2,013
PT.Krakatau Posco Social Enterprise		1,234	55	1,179	558	(21)
POSCO Vietnam Holdings Co., LTD.		4,760	458	4,302	1,029	(435)
Ventanas Philippines Construction Inc		237	11	226	—	(24)
POSCO E&C Mongolia		118	—	118	—	—

POSCO and Subsidiaries

Notes to the Consolidated Financial Statements, Continued

As of December 31, 2015 and 2014

2)	December 31, 2014

(in millions of Won)

Company		Assets	Liabilities	Equity (deficit)	Sales	Net income (loss)
[Domestic]
POSCO ENGINEERING & CONSTRUCTION., LTD.	~~W~~	6,566,784	3,594,334	2,972,450	7,514,710	13,353
POSCO Processing&Service		1,297,049	425,568	871,481	3,162,892	(14,418)
POSCO COATED & COLOR STEEL Co., Ltd.		423,833	257,365	166,468	801,982	(1,881)
POSCO ICT		721,006	298,718	422,288	921,524	20,327
POSCO Research Institute		37,511	10,118	27,393	59,851	897
POSMATE		243,499	64,530	178,969	132,292	9,892
POSCO A&C		86,469	53,203	33,266	189,401	(6,755)
SeAH Changwon Integrated Special Steel (formerly, POSCO Specialty Steel Co., Ltd.)		1,693,511	744,776	948,735	1,261,374	(20,126)
POSCO Capital Co.,Ltd		163,045	52,034	111,011	16,074	4,073
eNtoB Corporation		96,251	61,188	35,063	694,731	2,468
POSCO CHEMTECH		645,782	138,334	507,448	1,330,564	70,544
POSCO-Terminal Co., Ltd.		155,298	14,379	140,919	116,449	18,153
POSCO M-TECH		220,770	171,484	49,286	437,995	(100,718)
POSCO ENERGY CO., LTD.		4,645,722	3,061,231	1,584,491	2,533,673	19,254
POSCO TMC Co., Ltd.		212,215	124,789	87,426	320,403	(3,418)
POSCO NIPPON STEEL RHF JOINT VENTURE.CO.,Ltd.		129,227	77,319	51,908	64,879	5,061
MegaAsset Co.,Ltd.		96,884	51,690	45,194	97,793	(3,489)
POSCO Engineering CO.,Ltd		568,164	398,179	169,985	928,505	1,308
POSCO AST		494,743	349,438	145,305	621,944	(7,146)
POSHIMETAL Co., Ltd.		348,050	353,470	(5,420)	186,634	(14,184)
Poscoene		39,990	17,647	22,343	33,140	(12)
POSFINE Co., Ltd.		53,556	40,662	12,894	22,489	(506)
POSCO Humans		15,784	7,791	7,993	32,998	(1,451)
Mapo Hibroad Parking co., Ltd.		1,541	323	1,218	—	(27)
Steel Processing and Fabricating Center Co.,LTD		150,587	84,928	65,659	176,558	(7,051)
BLUE O&M Co.,Ltd.		11,255	4,532	6,723	21,052	3,406
POSCO PLANTEC Co., Ltd.		745,763	529,904	215,859	618,580	(279,217)
Busan E&E Co,. Ltd.		97,734	57,278	40,456	22,096	897
POSCO Family Strategy Fund		53,144	—	53,144	1,249	(9,495)
POREKA Co., Ltd.		19,791	15,924	3,867	20,477	(175)
Daewoo International Corporation		8,631,129	6,287,212	2,343,917	19,938,097	173,421
POSCO LED Co., Ltd.		47,561	46,154	1,407	50,005	(5,718)
Pohang Scrap Recycling Distribution Center Co., Ltd.		16,938	326	16,612	3,994	426
PSC Energy Global Co., Ltd.		108,792	8	108,784	—	(4,138)
Suncheon Eco Trans Co., Ltd		69,362	46,226	23,136	1,295	(5,098)
New Altec Co., Ltd		128,050	33,347	94,703	72,145	(1,867)
PONUTech Co.,Ltd.		110,739	84,288	26,451	48,581	(8,047)
Tamra Offshore Wind Power Co., Ltd		26,881	12	26,869	—	141
POS-HiAL		60,794	53,068	7,726	1,445	(8,576)
IT Engineering		6,002	2,274	3,728	7,666	51
Future Creation Fund Postech Early Stage account		16,590	3	16,587	98	(659)
Keystone-HYUNDAI SECURITIES NO. 1. Private Equity Fund		24,139	107	24,032	—	(4,143)
POSCO Green Gas Technology		894,226	214,915	679,311	—	(3,289)
POSCO WOMAN’S FUND		2,916	1	2,915	21	(85)
POSPOWER CO., Ltd.		79,222	1,911	77,311	—	(1,190)
Songdo Posco family Housing		69,125	68,135	990	—	(10)

POSCO and Subsidiaries

Notes to the Consolidated Financial Statements, Continued

As of December 31, 2015 and 2014

(in millions of Won)

Company		Assets	Liabilities	Equity (deficit)	Sales	Net income (loss)
[Foreign]
POSCO America Corporation	~~W~~	515,212	451,641	63,571	921,052	(17,185)
POSCO AUSTRALIA PTY LTD		720,400	59,585	660,815	91,250	78,401
POSCO Canada Ltd.		576,606	109,457	467,149	142,286	39,343
POSCO Asia Co., Ltd.		1,064,932	1,018,268	46,664	3,561,754	5,570
POSCO-CTPC Co., Ltd.		106,837	67,556	39,281	138,102	2,145
POSCO-JKPC Co., Ltd.		105,381	85,664	19,717	216,557	990
POSCO E&C Vietnam Co., Ltd.		266,220	203,011	63,209	493,472	14,905
Zhangjiagang Pohang Stainless Steel Co., Ltd.		1,353,790	837,341	516,449	3,022,527	7,336
POSCO(Guangdong) Steel Co., Ltd.		115,250	72,510	42,740	185,880	(2,397)
POSCO (Thailand) Company Limited		111,616	66,827	44,789	169,822	(356)
Myanmar POSCO Steel Co., Ltd		19,206	846	18,360	15,393	1,058
POSCO Investment Co., Ltd.		852,003	742,198	109,805	14,865	5,302
POSCO-MKPC SDN BHD		114,638	72,849	41,789	162,687	(1,682)
Qingdao Pohang Stainless Steel Co., Ltd.		192,701	107,717	84,984	347,484	(7,313)
POSCO(Suzhou) Automotive Processing Center Co., Ltd.		373,257	248,405	124,852	460,216	8,821
POSCO BIOVENTURES I, L.P.		7,016	41	6,975	351	(992)
PT. POSNESIA Stainless Steel Industry		12,080	—	12,080	—	29
POSEC Hawaii, Inc.		280	5	275	—	(43)
POSCO-China Qingdao Processing Center Co., Ltd.		53,358	37,951	15,407	99,795	557
POS-ORE PTY LTD		22,757	13,589	9,168	112,323	32,629
POSCO-China Holding Corp.		430,973	173,012	257,961	220,376	880
POSCO JAPAN Co., Ltd.		631,040	520,718	110,322	1,440,254	13,854
POS-CD PTY LTD		29,252	13,661	15,591	11,873	(24,933)
POS-GC PTY LTD		46,289	42,339	3,950	3,354	(6,004)
POSCO-India Private Limited		118,083	1,186	116,897	—	71
POSCO-India Pune Processing Center. Pvt. Ltd.		194,840	187,259	7,581	335,847	3,356
POSCO-JEPC Co., Ltd.		155,248	137,364	17,884	283,836	1,558
POSCO-CFPC Co., Ltd.		211,258	165,223	46,035	638,272	1,289
POSCO E&C CHINA Co., Ltd.		275,313	201,973	73,340	319,427	17,504
POSCO MPPC S.A. de C.V.		236,416	202,138	34,278	348,507	2,985
Zhangjigang Pohang Port Co., Ltd.		22,145	5,567	16,578	6,167	516
Qingdao Pos-metal Co., Ltd.		5,368	5,838	(470)	34,511	72
POSCO-VIETNAM Co., Ltd.		558,841	532,066	26,775	645,269	(6,334)
POSCO MEXICO S.A. DE C.V.		806,888	598,459	208,429	492,045	168
POSCO India Delhi Steel Processing Centre Private Limited		119,803	113,271	6,532	170,150	(1,348)
POSCAN Elkview		68,575	—	68,575	—	1,922
POSCO-Poland Wroclaw Processing Center Sp. z o. o.		38,960	21,430	17,530	49,446	73
POS-NP PTY LTD		36,662	21,434	15,228	17,092	(14,860)
POSCO-Vietnam Processing Center Co., Ltd.		128,334	100,033	28,301	208,533	1,147
POSCO(Chongqing) Automotive Processing Center Co., Ltd.		94,082	67,088	26,994	128,069	3,392
SUZHOU POSCO-CORE TECHNOLOGY CO., LTD.		54,488	30,627	23,861	88,534	(1,001)
POSCO-Malaysia SDN. BHD.		76,452	87,145	(10,693)	112,578	(5,933)
POS-Minerals Corporation		228,578	132,804	95,774	—	(5,999)
POSCO(Wuhu) Automotive Processing Center Co., Ltd.		89,252	45,002	44,250	127,266	2,487
POSCO Engineering and Construction India Private Limited		13,444	4,737	8,707	39,427	1,564
POSCO E&C SMART S DE RL DE CV		14,365	10,040	4,325	4,077	730
POSCO Philippine Manila Processing Center, Inc.		25,367	14,501	10,866	30,918	577
POSCO China Suzhou Processing Center Co.,Ltd. (formerly, POSCO-SAMSUNG Suzhou Processing Center Co., Ltd.)		20,079	15,150	4,929	28,466	(308)
POSCO Gulf SFC LLC		73,679	70,267	3,412	32,464	(2,090)
Dalian POSCO ICT-DONGFANG Engineering Co., Ltd.		4,388	1,952	2,436	7,436	77
SANPU TRADING Co., Ltd.		1,859	—	1,859	69	23
Zhangjiagang BLZ Pohang International Trading		10,683	5,421	5,262	67,936	180
POSCO MEXICO HUMAN TECH S.A. de C.V.		1,314	1,129	185	10,209	72

POSCO and Subsidiaries

Notes to the Consolidated Financial Statements, Continued

As of December 31, 2015 and 2014

(in millions of Won)

Company		Assets	Liabilities	Equity (deficit)	Sales	Net income (loss)
[Foreign]
POSCO MESDC S.A. DE C.V.	~~W~~	11,772	277	11,495	6,865	361
POSCO ICT-China		5,465	4,484	981	11,439	347
DWEMEX S.A.DE C.V.		169	25	144	—	(8)
POS MPC Servicios de C.V.		1,403	1,121	282	7,449	28
POSCO-Uruguay S.A		21,408	168	21,240	8	(482)
Pos-Sea Pte Ltd		43,343	43,168	175	200,491	(2,505)
POSCO Europe Steel Distribution Center		7,880	1,382	6,498	15,151	693
POSCO ENGINEERING (THAILAND) CO., LTD.		47,197	44,170	3,027	118,897	2,202
VECTUS LIMITED		1,942	12,272	(10,330)	3,252	1,993
POSCO VST CO., LTD.		345,119	320,642	24,477	414,452	(4,416)
POSCO Maharashtra Steel Private Limited		1,408,178	1,210,616	197,562	376,207	(26,742)
POSCO India Chennai Steel Processing Centre Pvt.Ltd.		115,574	104,350	11,224	173,873	2,426
POSCO TNPC Otomotiv Celik San. Ve Tic. A.S		38,009	31,066	6,943	48,985	56
POSCO Vietnam Ha Noi Processing Center Co., Ltd.		68,454	60,593	7,861	149,408	1,047
POSCO(Liaoning) Automotive Processing Center Co., Ltd.		90,145	58,957	31,188	155,931	4,184
POSCO-Indonesia Jakarta Processing Center		102,635	86,082	16,553	72,998	(1,175)
POSCO E&C VENEZUELA C.A.		160	6	154	—	(189)
Motta Resources Indonesia		3,723	18,391	(14,668)	—	(367)
POSCO TMC INDIA PRIVATE LIMITED		12,037	10,250	1,787	21,278	(128)
POSCO America Alabama Processing Center Co., Ltd.		50,401	37,403	12,998	102,543	620
PT PEN INDONESIA		8,758	17,293	(8,535)	14,765	(10,701)
POSCO(Yantai) Automotive Processing Center Co., Ltd.		68,503	47,304	21,199	91,994	2,783
POSCO India Steel Distribution Center Private Ltd.		12,750	10,419	2,331	31,734	650
POSCO China Dalian Plate Processing Center Co., Ltd.		117,991	104,670	13,321	40,761	(7,434)
POSCO-South Asia Company Limited		14,189	231	13,958	9,460	605
POSCO SS-VINA		670,244	422,339	247,905	—	(8,422)
POSCO NCR Coal Ltd.		34,194	—	34,194	—	(112)
POSCO WA PTY LTD		450,307	8	450,299	—	(6,957)
POSCO Engineering and Construction - UZ		5,479	4,394	1,085	2,967	222
POSCO AUSTRALIA GP PTY LIMITED		26,521	3	26,518	—	(11,381)
POSCO YongXin Rare Earth Metal Co., Ltd.		76,178	96,493	(20,315)	36,803	(9,979)
Hanjung Power Pty., Ltd		26,855	12,737	14,118	39,364	8,441
Daewoo International (America) Corp.		556,964	506,331	50,633	1,336,452	2,660
Daewoo International (Deutschland) GmbH.		208,781	198,442	10,339	422,239	31
Daewoo International Japan Corp.		262,049	256,088	5,961	762,596	311
DAEWOO INTERNATIONAL SINGAPORE PTE. LTD.		197,342	193,290	4,052	1,084,755	123
Daewoo Italia S.r.l.		73,310	68,619	4,691	259,456	235
Daewoo (China) Co., Ltd.		121,588	71,510	50,078	320,028	1,275
DAEWOO TEXTILE FERGANA LLC		87,729	57,609	30,120	99,825	889
DAEWOO TEXTILE BUKHARA LLC		51,456	31,530	19,926	40,903	1,575
DAEWOO INTERNATIONAL AUSTRALIA HOLDINGS PTY LTD		125,964	24,150	101,814	22,493	(759)
Daewoo Paper Manufacturing Co., Ltd.		63,029	71,231	(8,202)	50,188	(4,253)
Tianjin Daewoo Paper Manufacturing Co., Ltd.		14,166	32,073	(17,907)	—	—
POSCO MAURITIUS LIMITED		26,585	4	26,581	—	(11)
PT. KRAKATAU POSCO		3,955,121	3,131,407	823,714	1,129,977	(250,848)
Myanmar Daewoo Limited		677	692	(15)	—	(180)
DAEWOO INTERNATIONAL MEXICO S.A. DE C.V.		101,819	94,153	7,666	249,722	2,128

POSCO and Subsidiaries

Notes to the Consolidated Financial Statements, Continued

As of December 31, 2015 and 2014

(in millions of Won)

Company		Assets	Liabilities	Equity (deficit)	Sales	Net income (loss)
[Foreign]
Daewoo International Guangzhou Corp.	~~W~~	6,152	5,994	158	27,280	(428)
POSCO (Zhangjiagang) STS Processing Center Co., Ltd		73,628	59,946	13,682	395,782	375
Daewoo International (M) SDN BHD		39,461	36,902	2,559	102,439	314
Daewoo International SHANGHAI CO., LTD.		39,981	31,572	8,409	30,161	330
PGSF, L.P.		9,290	2	9,288	—	1,452
Xenesys Inc.		5,141	1,713	3,428	2,668	(1,900)
Daewoo International INDIA Private Ltd.		29,318	27,241	2,077	58,090	283
TECHREN Solar, LLC		106	330	(224)	—	(5,623)
PT. POSCO E&C INDONESIA		22,799	9,401	13,398	54,954	7,701
HUME COAL PTY LTD		88,827	6,580	82,247	266	(2)
POSCO FOUNDATION		172	1	171	—	8
EPC EQUITIES LLP		49,096	50,173	(1,077)	—	(156)
SANTOS CMI CONSTRUCTION TRADING LLP		22,371	32,738	(10,367)	730	(7,661)
SANTOS CMI INC. USA		31,286	29,747	1,539	19,318	122
SANTOS CMI ENGENHARIA E CONSTRUCOES LTDA		22,741	30,708	(7,967)	47,640	(3,300)
SANTOS CMI PERU S.A.		10,863	37,270	(26,407)	1,382	(2,806)
SANTOS CMI CONSTRUCCIONES S.A.		9,888	10,399	(511)	9,413	(518)
GENTECH INTERNATIONAL INC.		103	104	(1)	99	(658)
EPC INVESTMENTS C.V.		—	25	(25)	—	—
SANTOSCMI S.A.		38,264	26,176	12,088	38,840	(2,406)
SANTOSCMI CONSTRUCCIONES DE CHILE S.A.		8,545	4,591	3,954	1,172	808
COMPANIADEAUTOMATIZACION&CONTROL, GENESYS S.A.		7,736	4,256	3,480	12,484	25
VAUTIDAMERICAS S.A.		3,365	2,265	1,100	1,573	(744)
POSCO ASSAN TST STEEL INDUSTRY		723,377	694,452	28,925	509,859	(14,543)
HONG KONG POSCO E&C (CHINA) INVESTMENT Co., Ltd.		150,088	182,662	(32,574)	—	(9,418)
POSCO ENGINEERING & CONSTRUCTION DO BRAZIL LTDA.		193,998	162,790	31,208	270,082	6,263
POSCO Electrical Steel India Private Limited		216,877	184,643	32,234	114,433	189
PT. POSCO RESOURCES INDONESIA		753	34	719	719	(334)
POSCO(Dalian) IT Center Development Co., Ltd.		312,970	175,925	137,045	—	(2,134)
Brazil Sao Paulo Steel Processing Center		63,978	69,325	(5,347)	34,734	(12,867)
DAESAN (CAMBODIA) Co., Ltd.		28,718	34,003	(5,285)	—	6
PT.POSCO ICT INDONESIA		9,300	7,860	1,440	30,841	1,004
PT. POSCO MTECH INDONESIA		17,509	13,231	4,278	12,532	(1,026)
PT. KRAKATAU POSCO ENERGY		320,630	215,524	105,106	31,693	15,152
POSCO RUS LLC		10,604	9,681	923	5,496	(1,344)
POSCO Thainox Public Company Limited		421,059	122,113	298,946	475,345	3,799
DAEWOO INTERNATIONAL SHANGHAI WAIGAOQIAO CO., LTD.		21,997	21,169	828	125,707	—
PT. Bio Inti Agrindo		89,249	64,759	24,490	2,817	(2,048)
POSCO ENGINEERING AND CONSTRUCTION AUSTRALIA (POSCO E&C AUSTRALIA) PTY LTD		5,788	7,330	(1,542)	7,799	(3,662)
POSCO-TISCO (JILIN) PROCESSING CENTER Co., Ltd.		71,032	55,576	15,456	95,681	(1,302)
Hunchun Posco Hyundai International LogisticsComplex Development Co., Ltd		85,440	49	85,391	—	(537)
USA-SRDC		419	—	419	—	(4)
Daewoo International Vietnam Co., Ltd.		5,130	835	4,295	5,951	387
PT.Krakatau Posco Chemtech Calcination		75,294	48,625	26,669	23,856	5,244
POSCO AFRICA (PROPRIETARY) LIMITED		40,803	48	40,755	219	(1,048)
EPC INGENIERIA & SERVICIOS DE COSTA RICA SA		3,616	132	3,484	2,914	773
POSCO ICT BRASIL		5,876	7,578	(1,702)	2,863	(1,416)
LA-SRDC		1,154	552	602	5,431	19

POSCO and Subsidiaries

Notes to the Consolidated Financial Statements, Continued

As of December 31, 2015 and 2014

(in millions of Won)

Company		Assets	Liabilities	Equity (deficit)	Sales	Net income (loss)
[Foreign]
DONG FANG JIN HONG	~~W~~	470,759	298,789	171,970	—	(2,047)
PRODUCTOS OFERTAS SISTEMAS Y COMERCIALIZADORA ORIENTAL S DE RL DE CV		79	75	4	787	3
POSCO AMERICA COMERCIALIZADORA S DE RL DE CV		55,653	56,127	(474)	91,370	(696)
POSCO(Guangdong) Automotive Steel Co., Ltd.		384,846	258,563	126,283	237,943	(317)
POSCO MAPC SA DE CV		49,621	28,816	20,805	86,818	16
POSCO-Mory-Maruyasu PIPE		8,417	6,007	2,410	4,425	(1,622)
PT KRAKATAU BLUE WATER		1,470	823	647	1,369	335
KRAKATAU POS-CHEM DONG-SUH CHEMICAL		28,389	20,196	8,193	16,626	(591)
Myanmar Daewoo International Corporation		6,410	179	6,231	1,771	493
POSCO-Italy Processing Center		86,819	80,333	6,486	84,698	1,042
DAEWOO E&P CANADA CORPORATION		35,943	21,841	14,102	6,572	1,903
Yingkou Puxiang Trade Co.,Ltd.		328	62	266	998	(85)
Myanmar POSCO C&C Company, Limited.		19,773	13,594	6,179	606	(398)
POSCO ICT VIETNAM		3,013	1,729	1,284	5,259	607
Daewoo Global Development. Pte., Ltd		109,238	61,067	48,171	352	(6,296)
Myanmar POSCO Engineering&Construction Company, Limited.		11,871	7,221	4,650	18,763	2,351
POSCO COATED STEEL (THAILAND) CO., LTD		91,177	727	90,450	—	(2,481)
Daewoo Power and Infra (PTY) Limited		705	327	378	1,116	388
Daewoo Amara Company Limited		102,412	55,162	47,250	—	(1,068)
POSMATE-CHINA CO., LTD		254	5	249	120	34
Daewoo Precious Resources Co., Ltd.		3,411	3	3,408	—	—
POSCO-Mexico Villagran Wire-rod Processing Center		16,547	210	16,337	—	(566)
SANTOS CMI Guatemala S.A.		9,001	8,814	187	36,602	101
POSCO-China Dalian Steel Fabricating Center		9,410	436	8,974	558	(906)
POSCO E&C HOLDINGS CO.,Ltd.		500	192	308	—	(22)
POSCO E&C (THAILAND) CO.,Ltd.		2,181	1,543	638	125	(10)
SUNGJIN CANADA LTD.		357	55	302	—	(430)
POSCO PLANTEC Thailand CO. LTD		1,498	1,108	390	5,015	40

POSCO and Subsidiaries

Notes to the Consolidated Financial Statements, Continued

As of December 31, 2015 and 2014

(d)	Details of non-controlling interest as of and for the years ended December 31, 2015 and 2014 are as follows:

1)	December 31, 2015

(in millions of Won)		Daewoo International Corporation	PT. KRAKATAU POSCO	POSCO CHEMTECH	POSCO ENGINEERING & CONSTRUCTION., LTD.	POSCO ENERGY Co., Ltd.	Others	Total
Current assets	~~W~~	3,930,857	441,999	360,812	4,794,319	590,460	9,648,917	19,767,364
Non-current assets		4,777,482	3,363,935	248,549	1,738,162	3,333,351	7,776,264	21,237,743
Current liabilities		(3,568,714)	(1,004,002)	(106,167)	(2,903,097)	(663,945)	(9,692,004)	(17,937,929)
Non-current liabilities		(1,941,909)	(2,315,554)	(5,405)	(594,897)	(2,420,547)	(2,567,980)	(9,846,292)
Equity		3,197,716	486,378	497,789	3,034,487	839,319	5,165,197	13,220,886
Non-controlling interests		1,269,096	145,913	199,116	1,432,305	92,118	1,182,137	4,320,685
Sales		16,890,723	1,227,266	1,175,272	6,536,879	1,909,919	25,784,254	53,524,313
Profit (loss) for the period		79,092	(398,438)	35,516	131,948	15,831	(835,389)	(971,440)
Profit (loss) attributable to non-controlling interests		31,390	(119,531)	14,206	62,280	1,738	(247,106)	(257,023)
Cash flows from operating activities		433,493	(13,595)	19,921	434,257	6,075	(72,371)	807,780
Cash flows from investing activities		(74,644)	(8,994)	25,318	21,075	(20,980)	(110,712)	(168,937)
Cash flows from financing activities (before dividends to non-controlling interest)		(340,532)	18,886	66	69,615	11,572	289,715	49,322
Dividend to non-controlling interest		(22,597)	—	(4,135)	(703)	(2,648)	(145,582)	(175,665)
Effect of exchange rate fluctuation on cash held		430	83	—	819	—	3,502	4,834
Net increase (decrease) in cash and cash equivalents		(3,850)	(3,620)	41,170	525,063	(5,981)	(35,448)	517,334

2)	December 31, 2014

(in millions of Won)		Daewoo International Corporation	PT. KRAKATAU POSCO	POSCO CHEMTECH	POSCO ENGINEERING & CONSTRUCTION., LTD.	POSCO ENERGY Co., Ltd.	Others	Total
Current assets	~~W~~	5,177,495	645,598	360,673	4,501,969	501,219	12,781,184	23,968,138
Non-current assets		6,028,358	3,303,632	251,206	1,322,767	3,393,917	10,135,827	24,435,707
Current liabilities		(5,046,468)	(988,132)	(131,389)	(2,996,618)	(546,791)	(11,493,074)	(21,202,472)
Non-current liabilities		(1,807,698)	(2,118,519)	(7,150)	(754,696)	(2,513,129)	(3,681,307)	(10,882,499)
Equity		4,351,687	842,579	473,340	2,073,422	835,216	7,742,630	16,318,874
Non-controlling interests		1,727,078	252,773	189,336	217,182	91,668	1,677,400	4,155,437
Sales		19,938,711	1,129,977	1,331,527	7,514,710	2,533,673	28,738,206	61,186,804
Profit (loss) for the period		83,167	(232,503)	68,196	42,643	21,100	(159,066)	(176,463)
Profit (loss) attributable to non-controlling interests		33,007	(69,751)	27,278	4,467	2,316	(62,302)	(64,985)
Cash flows from operating activities		(149,695)	(27,383)	20,676	24,592	36,346	(121,697)	(217,161)
Cash flows from investing activities		(167,573)	(74,454)	(28,349)	(33,755)	(117,154)	(230,954)	(652,239)
Cash flows from financing activities (before dividends to non-controlling interest)		336,114	75,680	—	(15,162)	83,014	406,904	886,550
Dividend to non-controlling interest		(13,558)	—	(3,544)	(1,923)	(2,648)	(5,748)	(27,421)
Effect of exchange rate fluctuation on cash held		(46)	134	43	(8)	—	3,636	3,759
Net increase (decrease) in cash and cash equivalents		5,242	(26,023)	(11,174)	(26,256)	(442)	52,141	(6,512)

POSCO and Subsidiaries

Notes to the Consolidated Financial Statements, Continued

As of December 31, 2015 and 2014

(e)	Details of associates and joint ventures

1)	Associates

Details of associates as of December 31, 2015 and 2014 are as follows:

		Ownership (%)
Investee	Category of business	2015	2014	Region
[Domestic]
EQP POSCO Global NO1 Natural Resources PEF	Investment in new technologies	28.93	28.48	Seoul
POSCO PLANTEC Co., Ltd.(*2,3)	Construction of industrial plant	73.94	—	Ulsan
SeAH Changwon Integrated Special Steel (formerly, POSCO Specialty Steel Co., Ltd.)(*1,3)	Steel manufacturing and sales	19.94	—	Changwon
SNNC	Raw material manufacturing and sales	49.00	49.00	Gwangyang
QSONE Co.,Ltd.	Real estate rental and facility management	50.00	50.00	Seoul
UITrans LRT Co., Ltd.	Transporting	38.19	38.19	Seoul
Incheon-Gimpo Expressway Co., Ltd.	Construction	22.32	25.76	Anyang
BLUE OCEAN Private Equity Fund	Private equity financial	27.52	27.52	Seoul
Chun-cheon Energy Co., Ltd	Electricity generation	29.90	29.90	Chuncheon
KoFC POSCO HANWHA KB Shared Growth NO. 2. Private Equity Fund(*1)	Investment in new technologies	12.50	12.50	Seoul
Daesung Steel Co.(*1,3)	Steel sales	17.54	—	Busan
Keystone-HYUNDAI SECURITIES NO. 1. Private Equity Fund(*3)	Private equity financial	40.45	—	Seoul
CHUNGJU ENTERPRISE CITY DEVELOPMENT Co.,Ltd	Real estate development	25.10	25.10	Chungju
KONES, Corp.	Technical service	41.67	41.67	Gyeongju
Gale International Korea, LLC	Real estate rental	29.90	29.90	Seoul
Pohang Techno Valley PFV Corporation(*2)	Real estate development and rental	54.99	54.99	Pohang
Gunggi Green Energy(*1)	Electricity generation	19.00	19.00	Hwaseong
Pohang Special Welding Co.,Ltd.	Welding material and tools manufacturing and sales	50.00	50.00	Pohang
KC Chemicals(*1)	Machinery manufacturing	19.00	19.00	Hwaseong
Posco-IDV Growth Ladder IP Fund(*1)	Investment in new technologies	17.86	17.86	Seoul
Green Jang Ryang Co.Ltd	Sewerage treatment	25.00	25.00	Pohang
Daewoo Public Car Sales (Gwangju) CO.,Ltd	Leasing services	50.00	50.00	Gwangju
DAEHO GLOBAL MANAGEMENT CO., LTD.	Investment advisory service	35.82	35.82	Pohang
Clean Gimpo Co., Ltd.	Construction	29.58	29.58	Gimpo
Postech Early Stage Fund(*1)	Investment in new technologies	10.00	10.00	Pohang
POSCO Energy Valley Fund(*3)	Investment in new technologies	20.00	—	Pohang
Pureun Tongyeong Enviro Co., Ltd.	Sewerage treatment	20.40	20.40	Tongyeong
Posgreen Co., Ltd.(*1)	Plaster manufacturing	19.00	19.00	Gwangyang
Pohang E&E Co,. Ltd.(*3)	Investment in waste energy	30.00	—	Pohang
POSTECH Social Enterprise Fund(*1)	Investment in new technologies	9.17	9.17	Seoul
Applied Science Corp.	Machinery manufacturing	25.73	26.47	Paju
Noel Green Energy Co., Ltd.	Electricity generation	20.00	20.00	Seoul
Universal Studios Resort Asset Management Corporation	Real estate services	26.17	26.17	Seoul
Synergy Private Equity Fund(*2)	Investment in new technologies	17.86	17.86	Seoul

POSCO and Subsidiaries

Notes to the Consolidated Financial Statements, Continued

As of December 31, 2015 and 2014

		Ownership (%)
Investee	Category of business	2015	2014	Region
Pohang Techno Valley AMC Corporation	Construction	29.50	29.50	Pohang
METAPOLIS Co.,Ltd.	Multiplex development	40.05	40.05	Hwaseong
New Songdo International City Development, LLC	Real estate rental	29.90	29.90	Seoul
Busan-Gimhae Light Rail Transit Co., Ltd.	Transporting	25.00	25.00	Gimhae
Mokpo Deayang Industrial Corporation	Real estate development	27.40	27.40	Mokpo
Clean Iksan Co., Ltd.	Construction	23.50	23.50	Pohang
Innovalley Co., Ltd.	Real estate development	28.77	28.77	Yongin
Pure Gimpo Co., Ltd.	Construction	28.79	28.79	Seoul
Garolim Tidal Power Plant Co.,Ltd	Tidal power plant construction and management	32.13	32.13	Seosan
Posco e&c Songdo International Building	Non-resident building lease	49.00	49.00	Seoul
Pajoo & Viro Co., Ltd.(*4)	Construction	—	40.00	Paju
SuNAM Co., Ltd(*6)	Power supply manufacturing	—	19.17	Seoul
Suwon Green Environment Co.,Ltd(*4)	Construction	—	27.50	Hwaseong
[Foreign]
South-East Asia Gas Pipeline Company Ltd.	Pipeline construction	25.04	25.04	Myanmar
AES-VCM Mong Duong Power Company Limited	Electricity generation	30.00	30.00	Vietnam
7623704 Canada Inc.(*1)	Investments management	10.40	10.40	Canada
Eureka Moly LLC	Raw material manufacturing and sales	20.00	20.00	USA
Nickel Mining Company SAS	Raw material manufacturing and sales	49.00	49.00	New Caledonia
AMCI (WA) PTY LTD.	Iron ore sales & mine development	49.00	49.00	Australia
KOREA LNG LTD.	Gas production and sales	20.00	20.00	England
NCR LLC	Coal sales	29.41	29.41	Canada
Zhongyue POSCO (Qinhuangdao) Tinplate Industrial Co., Ltd	Tinplate manufacturing and sales	34.00	34.00	China
PT. Batutua Tembaga Raya	Raw material manufacturing and sales	24.10	24.10	Indonesia
PT. Wampu Electric Power	Construction and engineering service	20.00	20.00	Indonesia
VSC POSCO Steel Corporation	Steel processing and sales	50.00	50.00	Vietnam
POSCO SeAH Steel Wire(Nantong) Co., Ltd.	Steel processing and sales	25.00	25.00	China
IMFA ALLOYS FINLEASE LTD.	Raw material manufacturing and sales	24.00	24.00	India
General Medicines Company Ltd.	Medicine manufacturing and sales	33.00	33.00	Sudan
PT.INDONESIA POS CHEMTECH CHOSUN Ref	Refractory manufacturing and sales	30.19	30.19	Indonesia
POSK(Pinghu) Steel Processing Center Co., Ltd.	Steel processing and sales	20.00	20.00	China
SHANGHAI LANSHENG DAEWOO CORP.	Trading	49.00	49.00	China
AN KHANH NEW CITY DEVELOPMENT J.V CO., LTD.	Highway construction and new town development	50.00	50.00	Vietnam
POS-SEAHSTEELWIRE(TIANJIN)CO.,Ltd	Steel processing and sales	25.00	25.00	China
SHANGHAI WAIGAOQIAO FREE TRADE ZONE LANSHENG DAEWOO IN’L TRADING CO., LTD.	Trading	49.00	49.00	China
XG Sciences(*1)	New materials manufacturing and development	10.50	26.27	USA

POSCO and Subsidiaries

Notes to the Consolidated Financial Statements, Continued

As of December 31, 2015 and 2014

		Ownership (%)
Investee	Category of business	2015	2014	Region
PT. Tanggamus Electric Power(*1)	Construction and engineering service	17.50	20.59	Indonesia
NS-Thainox Auto Co., Ltd.	Steel manufacturing and sales	49.00	49.00	Vietnam
Hamparan Mulia	Resource development	45.00	45.00	Indonesia
Sebang Steel	Scrap sales	49.00	49.00	Japan
GLOBAL KOMSCO Daewoo LLC	Mintage	35.00	35.00	Uzbekistan
POSCO-Poggenamp Electrical Steel Pvt. Ltd.	Steel manufacturing	26.00	26.00	India
Fifth Combined Heat and Power Plant LLC	Thermal power generation	30.00	30.00	Mongolia
KIRIN VIETNAM CO., LTD(*1,3)	Panel manufacturing	19.00	—	Vietnam
POSCHROME (PROPRIETARY) LIMITED	Raw material manufacturing and sales	50.00	50.00	South Africa
CAML RESOURCES PTY LTD.	Raw material manufacturing and sales	33.34	33.34	Australia
KG Power(M) SDN. BHD	Energy & resource development	20.00	20.00	Malaysia
LI3 ENERGY INC	Energy & resource development	26.06	26.06	Peru
LLP POSUK Titanium	Titanium manufacturing and sales	36.83	36.83	Kazakhstan
BGC-POS PTY LTD.(*4)	Construction	—	49.00	Australia
Baganuur Energy Corporation(*5)	Refined oil manufacturing	—	50.00	Mongolia
Arctos Anthracite Joint Venture(*5)	Coal sales	—	20.00	Canada

(*1)	The Company is able to exercise significant influence even though the Company’s percentage of ownership is below 20% as of December 31, 2015.
(*2)	Considering the composition of board of directors, the Company is not able to exercise control over the investee even though the Company’s percentage of ownership is above 50%.
(*3)	These associates were newly established or acquired in 2015.
(*4)	Excluded from associates due to the disposal of shares during the year ended December 31, 2015.
(*5)	Excluded from associates due to liquidation during the year ended December 31, 2015.
(*6)	Excluded from associates due to the loss of significant influence caused by change in composition of the Board of Directors during the year ended December 31, 2015.

POSCO and Subsidiaries

Notes to the Consolidated Financial Statements, Continued

As of December 31, 2015 and 2014

2)	Joint ventures

Details of joint ventures as of December 31, 2015 and 2014 are as follows:

		Ownership (%)		Region
Investee	Category of business	2015	2014
[Domestic]
POSCO MITSUBISHI CARBON TECHNOLOGY	Steel processing and sales	60.00	60.00	Gwangyang
POSCO ES MATERIALS	Secondary battery manufacturing	50.00	50.00	Gumi
[Foreign]
Roy Hill Holdings Pty Ltd.	Energy & resource development	12.50	12.50	Australia
POSCO-NPS Niobium LLC	Mine development	50.00	50.00	USA
DMSA/AMSA	Energy & resource development	4.07	4.00	Madagascar
BX STEEL POSCO Cold Rolled Sheet Co., Ltd.	Steel processing and sales	25.00	25.00	China
CSP-Compania Siderurgica do Pecem	Steel manufacturing and sales	20.00	20.00	Brazil
KOBRASCO	Facility lease	50.00	50.00	Brazil
PT. POSMI Steel Indonesia	Steel processing and sale	36.69	36.69	Indonesia
Henan Tsingpu Ferro Alloy Co., Ltd.	Raw material manufacturing and sales	49.00	49.00	China
VNS-DAEWOO Co., Ltd.	Steel scrap processing and sale	40.00	40.00	Vietnam
YULCHON MEXICO S.A. DE C.V.(*1)	Tube for automobile manufacturing	19.00	—	Mexico
POSCO-SAMSUNG-Slovakia Processing Center	Steel processing and sales	30.00	30.00	Slovakia
Zhangjiagang Pohang Refractories Co., Ltd.	Refractory manufacturing	50.00	50.00	China
United Spiral Pipe, LLC	Material manufacturing and sales	35.00	35.00	USA
Korea Siberia Wood CJSC	Forest resource development	50.00	50.00	Russia
Hyunson Engineering & Construction HYENCO(*1)	Construction	4.90	—	Algeria
TANGGANG-POSCO LED	LED manufacturing and sales	50.00	50.00	China
USS-POSCO Industries	Cold rolled coil manufacturing and sales	50.00	50.00	USA
POSCO-CDPC(POSCO ChengDu Processing Center) Co., Ltd(*2)	Steel processing and sale	—	43.00	China
SUNGJIN DRIVER INC(*3)	Module and plant manufacturing	—	50.00	Canada

(*1)	These joint ventures were newly established or acquired in 2015.
(*2)	Reclassified to subsidiary from joint venture during the year ended December 31, 2015.
(*3)	Excluded from joint ventures due to liquidation during the year ended December 31, 2015.

(f)	Newly included subsidiaries

Consolidated subsidiaries acquired or newly established during the year ended December 31, 2015 are as follows:

Company	Date of acquisition	Ownership (%)	Reason
Posco Group University	February 2015	100.00	New establishment
POSCO India Ahmedabad Steel Processing Center Pvt.Ltd.	February 2015	100.00	New establishment
HOTEL LAONZENA	February 2015	100.00	New establishment
COINSA INGENIERIA Y PETROQUIMICA S.R.L	February 2015	50.00	New establishment
Miracle number four	March 2015	—	Acquisition
PT.Krakatau Posco Social Enterprise	April 2015	100.00	New establishment
POSCO Vietnam Holdings Co., LTD.	May 2015	100.00	New establishment
Growth Ladder POSCO K-Growth Global Fund	May 2015	50.00	New establishment
2015 POSCO New technology II Fund	June 2015	25.00	New establishment
POSCO-CDPC(POSCO ChengDu Processing Center) Co., Ltd	July 2015	43.00	Reclassification from associate
Ventanas Philippines Construction Inc	November 2015	100.00	New establishment
POSCO E&C Mongolia	December 2015	100.00	New establishment

POSCO and Subsidiaries

Notes to the Consolidated Financial Statements, Continued

As of December 31, 2015 and 2014

(g)	Excluded subsidiaries

Subsidiaries that were excluded from consolidation during the year ended December 31, 2015 are as follows:

Company	Date of exclusion	Reason
SeAH Changwon Integrated Special Steel (formerly, POSCO Specialty Steel Co., Ltd.)	March 2015	Reclassification to associates due to decline in ownership
Keystone-HYUNDAI SECURITIES NO. 1. Private Equity Fund	March 2015	Reclassification to associates due to decline in ownership
Chun Sa wind	March 2015	Exclusion upon reclassification of parent company, ‘Keystone-HYUNDAI SECURITIES NO. 1. Private Equity Fund’ to associates
Zeus(Cayman)	April 2015	Exclusion upon liquidation
POSFINE Co., Ltd.	April 2015	Disposal
PT. POSNESIA Stainless Steel Industry	April 2015	Exclusion upon liquidation
TECHREN Solar, LLC	May 2015	Disposal
New Altec Co., Ltd	May 2015	Disposal
POS-HiAL	June 2015	Loss of control due to administration by court
SUNGJIN CANADA LTD.	June 2015	Exclusion upon liquidation
POREKA Co., Ltd.	August 2015	Disposal
POSCO PLANTEC Co., Ltd.	September 2015	Reclassified to associate due to loss of control through workout
POSCO PLANTEC Thailand CO. LTD	September 2015	Exclusion upon reclassification of parent company, ‘POSCO PLANTEC Co., Ltd.’ to associates
Miracle number four	September 2015	Exclusion upon reclassification of parent company, ‘POSCO PLANTEC Co., Ltd.’ to associates
POSCO Klappan Coal Limited	September 2015	Exclusion upon liquidation
EPC INVESTMENTS C.V.	September 2015	Exclusion upon liquidation
POSCO MPC Servicios S.A. de C.V.	September 2015	Merged into POSCO MPPC S.A. de C.V.
PONUTech Co.,Ltd.	November 2015	Disposal
PRODUCTOS OFERTAS SISTEMAS Y COMERCIALIZADORA ORIENTAL S DE RL DE CV	December 2015	Merged into POSCO AMERICA COMERCIALIZADORA S DE RL DE CV
VAUTIDAMERICAS S.A.	December 2015	Exclusion upon liquidation
Daewoo EL SALVADOR S.A. DE C.V.	December 2015	Exclusion upon liquidation
Daewoo (M) SDN. BHD.	December 2015	Exclusion upon liquidation
Myanmar Daewoo Limited	December 2015	Exclusion upon liquidation
VECTUS LIMITED	December 2015	Disposal
POSCO-Uruguay S.A	December 2015	Exclusion upon liquidation
DWEMEX, S.A.DE.C.V.	December 2015	Disposal
POSCO BIOVENTURES I, L.P.	December 2015	Exclusion upon liquidation

POSCO and Subsidiaries

Notes to the Consolidated Financial Statements, Continued

As of December 31, 2015 and 2014

2.	Statement of Compliance

The consolidated financial statements have been prepared in accordance with Korean International Financial Reporting Standards (“K-IFRS”), as prescribed in the Act on External Audits of Corporations in the Republic of Korea.

The consolidated financial statements were authorized for issue by the Board of Directors on January 28, 2016, and will be submitted for approval at the shareholders’ meeting to be held on March 11, 2016.

Basis of measurement

The consolidated financial statements have been prepared on the historical cost basis, except for the following material items in the statement of financial position, as described in the accounting policy below.

(a)	Derivatives instruments are measured at fair value

(b)	Available-for-sale financial assets are measured at fair value

(c)	Defined benefit liabilities are measured at the present value of the defined benefit obligation less the fair value of the plan assets

Functional and presentation currency

The financial statements of POSCO and subsidiaries are prepared in functional currency of the respective operation. These consolidated financial statements are presented in Korean Won, which is POSCO’s functional currency and the currency of the primary economic environment in which POSCO operates.

Use of estimates and judgments

The preparation of the consolidated financial statements in conformity with K-IFRS requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. Actual results may differ from these estimates.

Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period prospectively.

(a)	Judgments

Information about critical judgments in applying accounting policies that have the most significant effect on the amounts recognized in the consolidated financial statements is included in the following notes:

•	Note1 - Subsidiaries, associates and joint ventures

•	Note 10 - Assets held for sale

•	Note 12 - Joint operations

•	Note 25 - Hybrid bonds

(b)	Assumptions and estimation uncertainties

POSCO and Subsidiaries

Notes to the Consolidated Financial Statements, Continued

As of December 31, 2015 and 2014

Information about assumptions and estimation uncertainties that have a significant risk of resulting in a material adjustment within the next financial year is included in the following notes:

•	Note 11 - Investments in associates and joint ventures

•	Note 15 - Goodwill and other intangible assets, Net

•	Note 20 - Provisions

•	Note 21 - Employee benefits

•	Note 29 - Construction contracts

•	Note 36 - Income taxes

•	Note 38 - Commitments and contingencies

(c)	Measurement of fair value

The Company’s accounting policies and disclosures require the measurement of fair values, for both financial and non-financial assets and liabilities. The Company has an established control framework with respect to the measurement of fair values. This includes a valuation team that has overall responsibility for overseeing all significant fair value measurements, including Level 3 fair values, and reports directly to the financial officer.

The valuation team regularly reviews significant unobservable inputs and valuation adjustments. If third party information, such as broker quotes or pricing services, is used to measure fair values, then the valuation team assesses the evidence obtained from the third parties to support the conclusion that such valuations meet the requirements of K-IFRS including the level in the fair value hierarchy in which such valuation techniques should be classified.

When measuring the fair value of an asset or a liability, the Company uses market observable data as far as possible. Fair values are categorized into different levels in a fair value hierarchy based on the inputs used in the valuation techniques as follows.

•	Level 1 - unadjusted quoted prices in active markets for identical assets or liabilities.

•	Level 2 - inputs other than quoted prices included in Level 1 that are observable for the assets or liability, either directly or indirectly.

•	Level 3 - inputs for the assets or liability that are not based on observable market data.

POSCO and Subsidiaries

Notes to the Consolidated Financial Statements, Continued

As of December 31, 2015 and 2014

If the inputs used to measure the fair value of an asset or a liability might be categorized in different levels of the fair value hierarchy, then the fair value measurement is categorized in its entirety in the same level of the fair value hierarchy as the lowest level input that is significant to the entire measurement. The Company recognizes transfers between levels of the fair value hierarchy at the end of the reporting period during which the change has occurred.

Information about the assumptions made in measuring fair values is included in the following note:

•	Note 23 - Financial instruments

(d)	Changes in accounting policies

The Company has adopted the following amendments to standards and new interpretation with a date of initial application of January 1, 2015.

1)	K-IFRS No. 1019, “Employee Benefits”

K-IFRS No. 1019, Employee Benefits, introduced a practical expedient for companies that operate defined benefit plans and when contributions are made by employees or third parties. According to the amendments, the Company is permitted to recognize those contributions as a reduction of the service cost in the period in which the related service is rendered, instead of forecast future contributions from employees or third parties and attribute them to periods or service as negative benefits.

(e)	Impact of changes in accounting policies

As management believes the impact of K-IFRS No. 1019 on the Company’s prior year’s consolidated financial statement is not significant, the comparative period’s consolidated financial statements are not restated.

POSCO and Subsidiaries

Notes to the Consolidated Financial Statements, Continued

As of December 31, 2015 and 2014

3.	Summary of Significant Accounting Policies

The significant accounting policies applied by the Company in preparation of its consolidated financial statements are included below. The accounting policies set out below have been applied consistently to all periods presented in these financial statements, except for those as disclosed in note 2.

Basis of consolidation

(a)	Business combinations

The Company accounts for business combinations using the acquisition method when control is transferred to the Company.

The consideration transferred in the acquisition is generally measured at fair value, as are the identifiable net assets acquired. Any goodwill that arises is tested annually for impairment. Any gain on bargain purchase is recognized in profit or loss immediately. Transaction costs are expensed as incurred, except if related to the issue of debt or equity securities. The consideration transferred does not include amounts related to the settlement of pre-existing relationships. Such amounts are generally recognized in profit or loss.

Any contingent consideration payable is measured at fair value at the acquisition date. If the contingent consideration is classified as equity, then it is not remeasured and settlement is accounted for within equity. Otherwise, subsequent changes in the fair value of the contingent consideration are recognized in profit or loss.

If share-based payment awards (replacement awards) are required to be exchanged for awards held by the acquiree’s employees (acquiree’s awards), then all or a portion of the amount of the acquirer’s replacement awards is included in measuring the consideration transferred in the business combination. This determination is based on the market-based measure of the replacement awards compared with the market-based measure of the acquiree’s awards and the extent to which the replacement awards relate to pre-combination service.

(b)	Non-controlling interests

Non-controlling interests are measured at their proportionate share of the acquiree’s identifiable net assets at the acquisition date. Changes in the Company’s interest in a subsidiary that do not result in a loss of control are accounted for as equity transactions.

POSCO and Subsidiaries

Notes to the Consolidated Financial Statements, Continued

As of December 31, 2015 and 2014

(c)	Subsidiaries

Subsidiaries are entities controlled by the Company. The Company controls an entity when it is exposed to, or has rights to, variable returns from its involvement with the entity and has the ability to affect those returns through its power over the entity. The financial statements of subsidiaries are included in the consolidated financial statements from the date on which control commences until the date on which control ceases.

(d)	Loss of control

When the Company loses control over a subsidiary, it derecognizes the assets and liabilities of the subsidiary, and any related non-controlling interests and other components of equity. Any resulting gain or loss is recognized in profit or loss. Any interest retained in the former subsidiary is measured at fair value when control is lost.

(e)	Interests in equity-accounted investees

The Company’s interests in equity-control investees comprise interests in associates and joint ventures. Associates are those entities in which the Company has significant influence, but not control or joint control, over the financial and operating policies. A joint venture is an arrangement in which the Company has joint control, whereby the Company has rights to the net assets of the arrangement, rather than rights to its assets and obligations for its liabilities.

Interests in associates and joint ventures are accounted for using the equity method. They are recognized initially at cost, which includes transaction costs. Subsequent to initial recognition, the consolidated financial statements include the Company’s share of the profit or loss and other comprehensive income of equity-accounted investees, until the date on which significant influence or joint control ceases.

(f)	Transactions eliminated on consolidation

Intra-group balances and transactions, and any unrealized income and expenses arising from intra-group transactions, are eliminated. Unrealized gains arising from transactions with equity-accounted investees are eliminated against the investment to the extent of the Company’s interest in the investee. Unrealized losses are eliminated in the same way as unrealized gains, but only to the extent that there is no evidence of impairment.

POSCO and Subsidiaries

Notes to the Consolidated Financial Statements, Continued

As of December 31, 2015 and 2014

Foreign currency transactions and translation

(a)	Foreign currency transactions

Foreign currency transactions are initially recorded using the spot exchange rate between the functional currency and the foreign currency at the date of the transaction. At the end of each reporting period, foreign currency monetary items are translated using the closing rate. Non-monetary items that are measured in terms of historical cost in a foreign currency are translated using the exchange rate at the date of the original transaction. Non-monetary items that are measured at fair value in a foreign currency are translated using the exchange rate at the date fair value was initially determined.

Exchange differences arising on the settlement of monetary items or on translating monetary items at rates different from those at which they were translated on initial recognition during the period or in previous financial statements are recognized in profit or loss in the period in which they arise. When gains or losses on non-monetary items are recognized in other comprehensive income, exchange components of those gains or losses are recognized in other comprehensive income. Conversely, when gains or losses on non-monetary items are recognized in profit or loss, exchange components of those gains or losses are recognized in profit or loss.

(b)	Foreign operations

If the presentation currency of the Company is different from a foreign operation’s functional currency, the financial statements of the foreign operation are translated into the presentation currency using the following methods:

The assets and liabilities of foreign operations, whose functional currency is not the currency of a hyperinflationary economy, are translated to presentation currency at exchange rates at the reporting date. The income and expenses of foreign operations are translated to functional currency at exchange rates at the dates of the transactions. Foreign currency differences are recognized in other comprehensive income.

Any goodwill arising on the acquisition of a foreign operation and any fair value adjustments to the carrying amounts of assets and liabilities arising on the acquisition of that foreign operation are treated as assets and liabilities of the foreign operation. Thus, they are expressed in the functional currency of the foreign operation and translated at the closing rate.

When a foreign operation is disposed of, the relevant amount in the translation is transferred to profit or loss as part of the profit or loss on disposal. On the partial disposal of a subsidiary that includes a foreign operation, the relevant proportion of such cumulative amount is reattributed to non-controlling interest. In any other partial disposal of a foreign operation, the relevant proportion is reclassified to profit or loss.

Foreign exchange gains or losses arising from a monetary item receivable from or payable to a foreign operation, the settlement of which is neither planned nor likely to occur in the foreseeable future and which in substance is considered to form part of the net investment in the foreign operation, are recognized in other comprehensive income in the translation reserve.

Cash and cash equivalents

Cash and cash equivalents comprise cash on hand, demand deposits, and short-term investments in highly liquid securities that are readily convertible to known amounts of cash with maturities of three months or less from the acquisition date and which are subject to an insignificant risk of changes in value. Equity investments are excluded from cash and cash equivalents.

POSCO and Subsidiaries

Notes to the Consolidated Financial Statements, Continued

As of December 31, 2015 and 2014

Non-derivative financial assets

The Company recognizes and measures non-derivative financial assets by the following four categories: financial assets at fair value through profit or loss, held-to-maturity financial assets, loans and receivables and available-for-sale financial assets. The Company recognizes financial assets in the consolidated statement of financial position when the Company becomes a party to the contractual provisions of the instrument.

Upon initial recognition, non-derivative financial assets are measured at their fair value plus, in the case of a financial asset not at fair value through profit or loss, transaction costs that are directly attributable to the asset’s acquisition or issuance.

(a)	Financial assets at fair value through profit or loss

Financial assets are classified at fair value through profit or loss if they are held for trading or designated as such upon initial recognition. Upon initial recognition, transaction costs are recognized in profit or loss when incurred. Financial assets at fair value through profit or loss are measured at fair value, and changes therein are recognized in profit or loss.

(b)	Held-to-maturity financial assets

A non-derivative financial asset with a fixed or determinable payment and fixed maturity, for which the Company has the positive intention and ability to hold to maturity, is classified as held-to-maturity. Subsequent to initial recognition, held-to-maturity financial assets are measured at amortized cost using the effective interest rate method.

(c)	Loans and receivables

Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market. Subsequent to initial recognition, loans and receivables are measured at amortized cost using the effective interest method unless the effect of discounting is immaterial.

POSCO and Subsidiaries

Notes to the Consolidated Financial Statements, Continued

As of December 31, 2015 and 2014

(d)	Available-for-sale financial assets

Available-for-sale financial assets are those non-derivative financial assets that are designated as available-for-sale or are not classified as financial assets at fair value through profit or loss, held-to-maturity financial assets or loans and receivables. Subsequent to initial recognition, they are measured at fair value, with changes in fair value, net of any tax effect, recorded in other comprehensive income in equity. Investments in equity instruments that do not have a quoted market price in an active market and whose fair value cannot be reliably measured and derivatives that are linked to and must be settled by delivery of such unquoted equity instruments are measured at cost. When a financial asset is derecognized or impairment losses are recognized, the cumulative gain or loss previously recognized in other comprehensive income is reclassified from equity to profit or loss. Dividends on an available-for-sale equity instrument are recognized in profit or loss when the Company’s right to receive payment is established.

(e)	Derecognition of non-derivative financial assets

The Company derecognizes non-derivative financial assets when the contractual rights to the cash flows from the financial asset expire, or the Company transfers the rights to receive the contractual cash flows from the financial asset as well as substantially all the risks and rewards of ownership of the financial asset. Any interest in a transferred financial asset that is created or retained by the Company is recognized as a separate asset or liability.

If the Company retains substantially all the risks and rewards of ownership of the transferred financial assets, the Company continues to recognize the transferred financial assets and recognizes financial liabilities for the consideration received.

(f)	Offsetting a financial asset and a financial liability

Financial assets and financial liabilities are offset and the net amount is presented in the consolidated statement of financial position only when the Company currently has a legally enforceable right to offset the recognized amounts, and there is the intention to settle on a net basis or to realize the asset and settle the liability simultaneously.

Inventories

Inventory costs, except materials-in-transit in which costs are determined by using specific identification method, are determined by using the moving-weighted average method. The cost of inventories comprise all costs of purchase, costs of conversion and other costs incurred in bringing the inventories to their present location and condition. The allocation of fixed production overheads to the costs of finished goods or work in progress are based on the normal capacity of the production facilities.

POSCO and Subsidiaries

Notes to the Consolidated Financial Statements, Continued

As of December 31, 2015 and 2014

Inventories are measured at the lower of cost or net realizable value. The amount of any write-down of inventories to net realizable value and all losses of inventories are recognized as an expense in the period the write-down or loss occurs. The amount of any reversal of any write-down of inventories arising from an increase in net realizable value is recognized as a reduction in the amount of inventories recognized as a cost of goods sold in the period in which the reversal occurs.

The carrying amount of those inventories is recognized as cost of goods sold in the period in which the related revenue is recognized.

Non-current assets held for sale

Non-current assets or disposal groups comprising assets and liabilities that are expected to be recovered primarily through sale rather than through continuing use are classified as held for sale. In order to be classified as held for sale, the assets or disposal groups must be available for immediate sale in their present condition and their sale must be highly probable. The assets or disposal groups that are classified as non-current assets held for sale are measured at the lower of their carrying amount and fair value less cost to sell.

The Company recognizes an impairment loss for any initial or subsequent write-down of an asset or disposal group to fair value less costs to sell, and a gain for any subsequent increase in fair value less costs to sell, up to the cumulative impairment loss previously recognized in accordance with K-IFRS No. 1036 “Impairment of Assets”.

A non-current asset that is classified as held for sale or part of a disposal group classified as held for sale is not depreciated (or amortized).

Investment property

Property held to earn rentals or for capital appreciation or both is classified as investment property. Investment property is measured initially at its cost. Transaction costs are included in the initial measurement. Subsequently, investment property is carried at depreciated cost less any accumulated impairment losses.

Subsequent costs are recognized in the carrying amount of investment property at cost or, if appropriate, as separate items if it is probable that future economic benefits associated with the item will flow to the Company and the cost of the item can be measured reliably. The carrying amount of the replaced part is derecognized. The costs of the day-to-day servicing are recognized in profit or loss as incurred.

Depreciation methods, useful lives and residual values are reviewed at the end of each reporting date and adjusted, if appropriate. The change is accounted for as a change in an accounting estimate.

POSCO and Subsidiaries

Notes to the Consolidated Financial Statements, Continued

As of December 31, 2015 and 2014

Property, plant and equipment

Property, plant and equipment are initially measured at cost and after initial recognition, are carried at cost less accumulated depreciation and any accumulated impairment losses. The cost of property, plant and equipment includes expenditures arising directly from the construction or acquisition of the asset, any costs directly attributable to bringing the asset to the location and condition necessary for it to be capable of operating in the manner intended by management and, when the Company has an obligation to remove the asset or restore the site, an estimate of the costs of dismantling and removing the item and restoring the site on which it is located.

The cost of replacing a part of an item is recognized in the carrying amount of the item of property, plant and equipment, if the following recognition criteria are met:

(a)	it is probable that future economic benefits associated with the item will flow to the Company, and

(b)	the cost can be measured reliably.

The carrying amount of the replaced part is derecognized at the time the replacement part is recognized. The costs of the day-to-day servicing of the item are recognized in profit or loss as incurred.

Items of property, plant and equipment are depreciated from the date they are available for use or, in respect of self-constructed assets, from the date that the asset is completed and ready for use. Other than land, the costs of an asset less its estimated residual value are depreciated. Depreciation of property, plant and equipment is recognized in profit or loss on a straight-line basis, which most closely reflects the expected pattern of consumption of the future economic benefits embodied in the asset, over the estimated useful lives of each component of an item of property, plant and equipment. Leased assets are depreciated over the shorter of the lease term and their useful lives unless it is reasonably certain that the Company will obtain ownership by the end of the lease term. Land is not depreciated.

Each part of an item of property, plant and equipment with a cost that is significant in relation to the total cost of the item is depreciated separately.

The gain or loss arising from the derecognition of an item of property, plant and equipment is included in profit or loss when the item is derecognized.

The estimated useful lives for the current and comparative periods are as follows:

Buildings	3-60 years
Structures	4-50 years
Machinery and equipment	2-25 years
Vehicles	3-10 years
Tools	4-10 years
Furniture and fixtures	3-10 years
Lease assets	3-20 years

The estimated residual value, useful lives and the depreciation method are reviewed at least at the end of each reporting period and, if expectations differ from previous estimates, the changes are accounted for as changes in accounting estimates.

POSCO and Subsidiaries

Notes to the Consolidated Financial Statements, Continued

As of December 31, 2015 and 2014

Borrowing costs

The Company capitalizes borrowing costs directly attributable to the acquisition, construction or production of a qualifying asset as part of the cost of that asset. Other borrowing costs are recognized in expense as incurred. A qualifying asset is an asset that requires a substantial period of time to get ready for its intended use or sale. Financial assets and inventories that are manufactured or otherwise produced over a short period of time are not qualifying assets. Assets that are ready for their intended use or sale when acquired are not qualifying assets.

To the extent that the Company borrows funds specifically for the purpose of obtaining a qualifying asset, the Company determines the amount of borrowing costs eligible for capitalization as the actual borrowing costs incurred on that borrowing during the period less any investment income on the temporary investment of those borrowings. The Company immediately recognizes other borrowing costs as an expense. To the extent that the Company borrows funds generally and uses them for the purpose of obtaining a qualifying asset, the Company shall determine the amount of borrowing costs eligible for capitalization by applying a capitalization rate to the expenditures on that asset. The capitalization rate shall be the weighted average of the borrowing costs applicable to the borrowings of the Company that are outstanding during the period, other than borrowings made specifically for the purpose of obtaining a qualifying asset. The amount of borrowing costs that the Company capitalizes during a period shall not exceed the amount of borrowing costs incurred during that period.

Intangible assets

Intangible assets are measured initially at cost and, subsequently, are carried at cost less accumulated amortization and accumulated impairment losses.

Amortization of intangible assets except for goodwill is calculated on a straight-line basis over the estimated useful lives of intangible assets from the date that they are available for use. The residual value of intangible assets is zero. However, as there are no foreseeable limits to the periods over which club memberships are expected to be available for use, this intangible asset is determined as having an indefinite useful life and not amortized.

Intellectual property rights	5-10 years
Development costs	3-10 years
Port facilities usage rights	4-75 years
Other intangible assets	2-25 years

Amortization periods and the amortization methods for intangible assets with finite useful lives are reviewed at the end of each reporting period. The useful lives of intangible assets that are not being amortized are reviewed at the end of each reporting period to determine whether events and circumstances continue to support indefinite useful life assessments for those assets. Changes are accounted for as changes in accounting estimates.

Expenditures on research activities, undertaken with the prospect of gaining new scientific or technical knowledge and understanding, are recognized in profit or loss as incurred. Development expenditures are capitalized only if development costs can be measured reliably, the product or process is technically and commercially feasible, future economic benefits are probable, and the Company intends to and has sufficient resources to complete development and to use or sell the asset. Other development expenditures are recognized in profit or loss as incurred.

POSCO and Subsidiaries

Notes to the Consolidated Financial Statements, Continued

As of December 31, 2015 and 2014

Subsequent expenditures are capitalized only when they increase the future economic benefits embodied in the specific asset to which they relate. All other expenditures, including expenditures on internally generated goodwill and brands, are recognized in profit or loss as incurred.

Exploration for and evaluation of mineral resources

POSCO is engaged in exploration projects for mineral resources through subsidiaries, associates and joint ventures in the mines or other contractual arrangements. Expenditures related to the development of mineral resources are recognized as exploration or development intangible assets. The nature of these intangible assets are as follows:

(a)	Exploration and evaluation assets

Exploration and evaluation assets consist of expenditures for topographical studies, geophysical studies and trenching. These assets are reclassified as development assets when it is proved that the exploration has identified commercially viable mineral deposit.

(b)	Development assets

When proved reserves are determined and development is sanctioned, development expenditures incurred are capitalized. These expenditures include evaluation of oil fields, construction of oil/gas wells, drilling for viability and others. On completion of development and inception of extraction for commercial production of developed proved reserves, the development assets are reclassified as either property, plant and equipment or as intellectual property rights (mining rights) under intangible assets based on the nature of the capitalized expenditure.

The respective property, plant and equipment and intellectual property (mining rights) are each depreciated and amortized based on proved reserves on a unit of production basis.

Government grants

(a)	Grants related to assets

Government grants are not recognized unless there is reasonable assurance that the Company will comply with the grant’s conditions and that the grant will be received.

Government grants whose primary condition is that the Company purchase, construct or otherwise acquire long-term assets are deducted from the carrying amount of the assets and recognized in profit or loss on a systematic and rational basis over the life of the depreciable assets.

POSCO and Subsidiaries

Notes to the Consolidated Financial Statements, Continued

As of December 31, 2015 and 2014

(b)	Grants related to income

Government grants which are intended to compensate the Company for expenses incurred are deducted from the related expenses.

Leases

The Company classifies and accounts for leases as either a finance or operating lease, depending on the terms. Leases where the Company assumes substantially all of the risks and rewards of ownership are classified as finance leases. All other leases are classified as operating leases.

(a)	Finance leases

At the commencement of the lease term, the Company recognizes as finance assets and finance liabilities the lower amount of the fair value of the leased property and the present value of the minimum lease payments, each determined at the inception of the lease. Any initial direct costs are added to the amount recognized as an asset.

Minimum lease payments are apportioned between the finance charge and the reduction of the outstanding liability. The finance charge is allocated to each period during the lease term so as to produce a constant periodic rate of interest on the remaining balance of the liability. Contingent rents are charged as expenses in the periods in which they are incurred.

The depreciable amount of a leased asset is allocated to each accounting period during the period of expected use on a systematic basis consistent with the depreciation policy the Company adopts for similar depreciable assets that are owned. If there is no reasonable certainty that the Company will obtain ownership by the end of the lease term, the asset is fully depreciated over the shorter of the lease term and its useful life.

(b)	Operating leases

Lease obligations under operating leases are recognized as an expense on a straight-line basis over the lease term. Contingent rents are charged as expenses in the periods in which they are incurred.

(c)	Determining whether an arrangement contains a lease

Determining whether an arrangement is, or contains, a lease is based on the substance of the arrangement and requires an assessment of whether fulfillment of the arrangement is dependent on the use of a specific asset or assets (the asset) and the arrangement conveys a right to use the asset.

At inception or reassessment of the arrangement, management of the Company separates payments and other consideration required by such an arrangement into those for the lease and those for other elements on the basis of their relative fair values. If management of the Company concludes for a financial lease that it is impracticable to separate the payments reliably, the Company recognizes an asset and a liability at an amount equal to the fair value of the underlying asset that was identified as the subject of the lease. Subsequently, the liability shall be reduced as payments are made and an imputed finance charge on the liability recognized using the purchaser’s incremental borrowing rate of interest.

POSCO and Subsidiaries

Notes to the Consolidated Financial Statements, Continued

As of December 31, 2015 and 2014

Impairment for financial assets

A financial asset not carried at fair value through profit or loss is assessed at each reporting date to determine whether there is objective evidence that it is impaired. A financial asset is impaired if objective evidence indicates that a loss event has occurred after the initial recognition of the asset, and that the loss event had a negative effect on the estimated future cash flows of that asset that can be estimated reliably. However, losses expected as a result of future events, regardless of likelihood, are not recognized.

Objective evidence that a financial asset or group of financial assets are impaired includes:

(a)	significant financial difficulty of the issuer or obligor;

(b)	a breach of contract, such as a default or delinquency in interest or principal payments;

(c)	the lender, for economic or legal reasons relating to the borrower’s financial difficulty, granting to the borrower a concession that the lender would not otherwise consider;

(d)	it becoming probable that the borrower will enter bankruptcy or other financial reorganization;

(e)	the disappearance of an active market for that financial asset because of financial difficulties; or

(f)	observable data indicating that there is a measurable decrease in the estimated future cash flows from a group of financial assets since the initial recognition of those assets, although the decrease cannot yet be identified with the individual financial assets in the group.

In addition, for an investment in an equity security, a significant or prolonged decline in its fair value below its cost is objective evidence of impairment.

POSCO and Subsidiaries

Notes to the Consolidated Financial Statements, Continued

As of December 31, 2015 and 2014

If there is objective evidence that financial assets are impaired, impairment losses are measured and recognized.

(a)	Financial assets measured at amortized cost

An impairment loss in respect of a financial asset measured at amortized cost is calculated as the difference between its carrying amount and the present value of its estimated future cash flows discounted at the asset’s original effective interest rate. If it is not practicable to obtain the instrument’s estimated future cash flows, impairment losses would be measured by using prices from any observable current market transactions. The Company can recognize impairment losses directly or establish a provision to cover impairment losses. If, in a subsequent period, the amount of the impairment loss decreases and the decrease can be related objectively to an event occurring after the impairment was recognized, the previously recognized impairment loss shall be reversed either directly or by adjusting an allowance account.

(b)	Financial assets carried at cost

If there is objective evidence that an impairment loss has occurred on an unquoted equity instrument that is not carried at fair value because its fair value cannot be reliably measured, or on a derivative asset that is linked to and must be settled by delivery of such an unquoted equity instrument, the amount of the impairment loss is measured as the difference between the carrying amount of the financial asset and the present value of estimated future cash flows discounted at the current market rate of return for a similar financial asset. Such impairment losses are not reversed.

(c)	Available-for-sale financial assets

When a decline in the fair value of an available-for-sale financial asset has been recognized in other comprehensive income and there is objective evidence that the asset is impaired, the cumulative loss that had been recognized in other comprehensive income shall be reclassified from equity to profit or loss as a reclassification adjustment even though the financial asset has not been derecognized. Impairment losses recognized in profit or loss for an investment in an equity instrument classified as available-for-sale are not reversed through profit or loss. If, in a subsequent period, the fair value of a debt instrument classified as available-for-sale increases and the increase can be objectively related to an event occurring after the impairment loss was recognized in profit or loss, the impairment loss shall be reversed, with the amount of the reversal recognized in profit or loss.

POSCO and Subsidiaries

Notes to the Consolidated Financial Statements, Continued

As of December 31, 2015 and 2014

Impairment for non-financial assets

The carrying amounts of the Company’s non-financial assets, other than assets arising from construction contracts, employee benefits, inventories, deferred tax assets and non-current assets held for sale, are reviewed at the end of the reporting period to determine whether there is any indication of impairment. If any such indication exists, then the asset’s recoverable amount is estimated. Goodwill and intangible assets that have indefinite useful lives or that are not yet available for use, irrespective of whether there is any indication of impairment, are tested for impairment annually by comparing their recoverable amount to their carrying amount.

Management estimates the recoverable amount of an individual asset. If it is impossible to measure the individual recoverable amount of an asset, then management estimates the recoverable amount of cash-generating unit (“CGU”). A CGU is the smallest identifiable group of assets that generates cash inflows that are largely independent of the cash inflows from other assets or groups of assets. The recoverable amount of an asset or CGU is the greater of its value-in-use and its fair value less costs to sell. The Company determined that individual operating entities are CGUs.

The recoverable amount of an asset or CGU is the greater of its value-in-use and its fair value less costs to sell. The value-in-use is estimated by applying a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset or CGU for which estimated future cash flows have not been adjusted, to the estimated future cash flows expected to be generated by the asset or CGU.

An impairment loss is recognized if the carrying amount of an asset or a CGU exceeds its recoverable amount. Impairment losses are recognized in profit or loss.

Goodwill acquired in a business combination is allocated to each CGU that is expected to benefit from the synergies arising from the goodwill acquired. Any impairment identified at the CGU level will first reduce the carrying value of goodwill and then be used to reduce the carrying amount of the other assets in the CGU on a pro rata basis. Except for impairment losses in respect of goodwill which are never reversed, an impairment loss is reversed if there has been a change in the estimates used to determine the recoverable amount. An impairment loss is reversed only to the extent that the asset’s carrying amount does not exceed the carrying amount that would have been determined, net of depreciation or amortization, if no impairment loss had been recognized.

POSCO and Subsidiaries

Notes to the Consolidated Financial Statements, Continued

As of December 31, 2015 and 2014

Derivative financial instruments and hedges

Derivatives are initially recognized at fair value. Subsequent to initial recognition, derivatives are measured at fair value, and changes therein are recognized in profit or loss.

(a)	Embedded derivatives

Embedded derivatives are separated from the host contract and accounted for separately only if the following criteria have been met: (a) the economic characteristics and risks of the host contract and the embedded derivatives are not clearly and closely related to a separate instrument with the same terms as the embedded derivative that would meet the definition of a derivative, and (b) the hybrid (combined) instrument is not measured at fair value through profit or loss. Changes in the fair value of separable embedded derivatives from the host contract are recognized immediately in profit or loss. However, convertible rights of convertible bonds are not separated from the host contract and the compound financial instruments of bonds and convertible rights are designated and measured at fair value through profit and loss.

(b)	Other derivatives

Changes in the fair value of a derivative that is not designated as a hedging instrument are recognized immediately in profit or loss.

Non-derivative financial liabilities

The Company classifies non-derivative financial liabilities into financial liabilities at fair value through profit or loss or other financial liabilities in accordance with the substance of the contractual arrangement and the definitions of financial liabilities. The Company recognizes financial liabilities in the consolidated statement of financial position when the Company becomes a party to the contractual provisions of the financial liability.

(a)	Financial liabilities at fair value through profit or loss

Financial liabilities at fair value through profit or loss include financial liabilities held for trading or designated as such upon initial recognition. Subsequent to initial recognition, financial liabilities at fair value through profit or loss are measured at fair value, and changes therein are recognized in profit or loss. Upon initial recognition, transaction costs that are directly attributable to the acquisition are recognized in profit or loss as incurred.

POSCO and Subsidiaries

Notes to the Consolidated Financial Statements, Continued

As of December 31, 2015 and 2014

(b)	Other financial liabilities

Non-derivative financial liabilities other than financial liabilities at fair value through profit or loss are classified as other financial liabilities. At the date of initial recognition, other financial liabilities are measured at fair value minus transaction costs that are directly attributable to the acquisition. Subsequent to initial recognition, other financial liabilities are measured at amortized cost using the effective interest method. The Company derecognizes a financial liability from the consolidated statement of financial position when it is extinguished (i.e. when the obligation specified in the contract is discharged, cancelled or expires).

Construction work in progress

Construction work in progress represents the gross unbilled amount expected to be collected from customers for contract work performed to date. It is measured at cost plus profit recognized to date less progress billings and recognized losses. Cost includes all expenditures related directly to specific projects and an allocation of fixed and variable overheads incurred in the Company’s contract activities based on normal operating capacity.

Construction work in progress is presented as part of trade accounts and notes receivable in the consolidated statement of financial position for all contracts in which costs incurred plus recognized profits exceed progress billings. If progress billings exceed costs incurred plus recognized profits, then the difference is presented as amounts due to customers for contract work in the consolidated statement of financial position.

POSCO and Subsidiaries

Notes to the Consolidated Financial Statements, Continued

As of December 31, 2015 and 2014

Employee benefits

(a)	Short-term employee benefits

Short-term employee benefits are employee benefits that are due to be settled within twelve months after the end of the period in which the employees render the related service. When an employee has rendered service to the Company during an accounting period, the Company recognizes the undiscounted amount of short-term employee benefits expected to be paid in exchange for that service as profit or loss. If the Company has a legal or constructive obligation which can be reliably measured, the Company recognizes the amount of expected payment for profit-sharing and bonuses payable as liabilities.

(b)	Other long-term employee benefits

Other long-term employee benefits include employee benefits that are settled beyond 12 months after the end of the period in which the employees render the related service, and are calculated at the present value of the amount of future benefit that employees have earned in return for their service in the current and prior periods, less the fair value of any related assets. The present value is determined by discounting the expected future cash flows using the interest rate of corporate bonds that have maturity dates approximating the terms of the Company’s obligations and that are denominated in the same currency in which the benefits are expected to be paid. Any actuarial gains and losses are recognized in profit or loss in the period in which they arise.

(c)	Retirement benefits: Defined contribution plans

For defined contribution plans, when an employee has rendered service to the Company during a period, the Company recognizes the contribution payable to a defined contribution plan in exchange for that service as an accrued expense, after deducting any contributions already paid. If the contributions already paid exceed the contribution due for service before the end of the reporting period, the Company recognizes that excess as an asset (prepaid expense) to the extent that the prepayment will lead to a reduction in future payments or a cash refund.

(d)	Retirement benefits: Defined benefit plans

A defined benefit plan is a post-employment benefit plan other than a defined contribution plan. The Company’s net obligation in respect of defined benefit plans is calculated by estimating the amount of future benefit that employees have earned in return for their service in the current and prior periods; that benefit is discounted to determine its present value. The fair value of plan assets is deducted. The calculation is performed annually by an independent actuary using the projected unit credit method.

The discount rate is the yield at the reporting date on corporate bonds that have maturity dates approximating the terms of the Company’s obligations and that are denominated in the same currency in which the benefits are expected to be paid. The Company recognizes all actuarial gains and losses arising from actuarial assumption changes and experiential adjustments in other comprehensive income when incurred.

POSCO and Subsidiaries

Notes to the Consolidated Financial Statements, Continued

As of December 31, 2015 and 2014

When the fair value of plan assets exceeds the present value of the defined benefit obligation, the Company recognizes an asset, to the extent of the present value of the total of cumulative any economic benefits available in the form of refunds from the plan or reduction in the future contributions to the plan.

Remeasurements of net defined benefit liabilities, which comprise actuarial gains and losses, the return on plan assets (excluding interest) and the effect of the asset ceiling (if any, excluding interest), are recognized immediately in other comprehensive income. The Company determines the net interest expense (income) on the net defined benefit liability (asset) for the period by applying the discount rate used to measure the defined benefit obligation at the beginning of the annual period to the then-net defined benefit liability (asset), taking into account any changes in the net defined benefit liability (asset) during the period as a result of contributions and benefit payments, net interest expense and other expenses related to defined benefit plans are recognized in profit or loss.

When the benefits of a plan are changed or when a plan is curtailed, the resulting change in benefit that relates to past service or the gain or loss in curtailment is recognized immediately in profit or loss. The Company recognizes gains and losses on the settlement of a defined benefit plan when the settlement occurs.

Provisions

Provisions are recognized when the Company has a present legal or constructive obligation as a result of a past event, it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation and a reliable estimate can be made of the amount of the obligation.

The risks and uncertainties that inevitably surround many events and circumstances are taken into account in reaching the best estimate of a provision. Where the effect of the time value of money is material, provisions are determined at the present value of the expected future cash flows.

Where some or all of the expenditures required to settle a provision are expected to be reimbursed by another party, the reimbursement shall be recognized when, and only when, it is virtually certain that reimbursement will be received if the entity settles the obligation. The reimbursement shall be treated as a separate asset.

Provisions are reviewed at the end of each reporting period and adjusted to reflect the current best estimates. If it is no longer probable that an outflow of resources embodying economic benefits will be required to settle the obligation, the provision is reversed.

A provision for warranties is recognized when the underlying products are sold. The provision is based on historical warranty data and a weighting of all possible outcomes against their associated probabilities.

POSCO and Subsidiaries

Notes to the Consolidated Financial Statements, Continued

As of December 31, 2015 and 2014

Regarding provision for construction warranties, warranty period starts from the completion of construction in accordance with construction contracts. If the Company has an obligation for warranties, provision for warranties which are estimated based on historical warranty data are recorded as cost of construction and provision for warranties during the construction period.

A provision for restoration regarding contamination of land is recognized in accordance with the Company’s announced Environment Policy and legal requirement as needed.

A provision is used only for expenditures for which the provision was originally recognized.

Emission Rights

The Company accounts for greenhouse gases emission right and the relevant liability as below pursuant to the Act on Allocation and Trading of Greenhouse Gas Emission which became effective in 2015.

(a)	Greenhouse Gases Emission Right

Greenhouse Gases Emission Right consists of emission allowances which are allocated from the government free of charge or purchased from the market. The cost includes any directly attributable costs incurred during the normal course of business.

Emission rights held for the purpose of performing the obligation is classified as intangible asset and is initially measured at cost and after initial recognition, are carried at cost less accumulated impairment losses. Emission rights held for short-swing profits are classified as current asset and are measured at fair value with any changes in fair value recognized as profit or loss in the respective reporting period.

The Company derecognizes an emission right asset when the emission allowance is unusable, disposed or submitted to government in which the future economic benefits are no longer expected to be probable.

POSCO and Subsidiaries

Notes to the Consolidated Financial Statements, Continued

As of December 31, 2015 and 2014

(b)	Emission liability

Emission liability is a present obligation of submitting emission rights to the government with regard to emission of greenhouse gas. Emission liability is recognized when there is a high possibility of outflows of resources in performing the obligation and the costs required to perform the obligation are reliably estimable. Emission liability is an amount of estimated obligations for emission rights to be submitted to the government for the performing period. The emission liability is measured based on the expected quantity of emission for the performing period in excess of emission allowance in possession and the unit price for such emission rights in the market at the end of the reporting period.

Equity instruments

(a)	Share capital

Common stock is classified as equity and the incremental costs arising directly attributable to the issuance of common stock less their tax effects are deducted from equity.

If the Company reacquires its own equity instruments, the amount of those instruments (“treasury shares”) are presented as a contra equity account. No gain or loss is recognized in profit or loss on the purchase, sale, issuance or cancellation of its own equity instruments. When treasury shares are sold or reissued subsequently, the amount received is recognized as an increase to equity, and the resulting surplus or deficit on the transaction is recorded in capital surplus.

(b)	Hybrid Bonds

Debt and equity instruments issued by the Company are classified as either financial liabilities or as equity in accordance with the substance of the contractual arrangements and the definitions of financial liability and an equity instrument. When the Company has an unconditional right to avoid delivering cash or another financial asset to settle a contractual obligation, the instruments are classified as equity instruments.

POSCO and Subsidiaries

Notes to the Consolidated Financial Statements, Continued

As of December 31, 2015 and 2014

Revenue

Revenue from the sale of goods, services provided and the use of assets is measured at the fair value of the consideration received or receivable, net of returns and allowances, trade discounts and volume rebates, which are not significant for all periods presented.

(a)	Sale of goods

Revenue from the sale of goods in the ordinary course of activities is measured at the fair value of the consideration received or receivable, net of returns, trade discounts and volume rebates. Revenue is recognized when persuasive evidence exists, usually in the form of an executed sales agreement, that the significant risks and rewards of ownership have been transferred to the buyer, recovery of the consideration is probable, the associated costs and possible return of goods can be estimated reliably, there is no continuing management involvement with the goods, and the amount of revenue can be measured reliably. The appropriate timing for transfer of risks and rewards varies depending on the individual terms and conditions of the sales contract. For international sales, this timing depends on the type of international commercial terms of the contract.

(b)	Services rendered

Revenue from services rendered is recognized in profit or loss in proportion to the stage of completion of the transaction at the reporting date. The stage of completion is assessed by reference to surveys of work performed.

(c)	Construction contracts

Construction contracts of the Company primarily consist of contracts for the construction of plants and commercial or residential buildings, and revenue recognition for different types of contracts is as follows:

When the outcome of a construction contract can be estimated reliably, contract revenue is recognized in profit or loss in proportion to the stage of completion of the contract. Contract revenue includes the initial amount agreed in the contract plus any variation in contract work, claims and incentive payments, to the extent that it is probable that they will result in revenue and can be measured reliably. The stage of completion of a contract is determined based on the proportion that contract costs incurred for work performed to date bear to the estimated total contract costs.

When the outcome of a construction contract cannot be estimated reliably, the revenue is recognized only to the extent of contract costs incurred that it is probable will be recoverable. An expected loss on the construction contract is recognized as an expense immediately.

POSCO and Subsidiaries

Notes to the Consolidated Financial Statements, Continued

As of December 31, 2015 and 2014

(d)	Rental income

Rental income from investment property, net of lease incentives granted, is recognized in profit or loss on a straight-line basis over the term of the lease.

Finance income and finance costs

Finance income comprises interest income on funds invested (including available-for-sale financial assets), dividend income, gains on the disposal of available-for-sale financial assets and changes in the fair value of financial assets at fair value through profit or loss. Interest income is recognized as it accrues in profit or loss, using the effective interest rate method. Dividend income is recognized in profit or loss on the date that the Company’s right to receive payment is established.

Finance costs comprise interest expense on borrowings and changes in the fair value of financial assets at fair value through profit or loss. Borrowing costs are recognized in profit or loss using the effective interest rate method.

Income taxes

Income tax expense comprises current and deferred tax. Current tax and deferred tax are recognized in profit or loss except to the extent that it relates to a business combination, or items recognized directly in equity or in other comprehensive income.

(a)	Current income tax

Current income tax is the expected income tax payable or receivable on the taxable profit or loss for the year, using tax rates enacted or substantively enacted at the end of the reporting period and any adjustment to tax payable in respect of previous years. The taxable profit is different from the accounting profit for the period since the taxable profit is calculated excluding the temporary differences, which will be taxable or deductible in determining taxable profit of future periods, and non-taxable or non-deductible items from the accounting profit.

(b)	Deferred income tax

The measurement of deferred income tax liabilities and deferred tax assets reflects the tax consequences that would follow from the manner in which the Company expects, at the end of the reporting period, to recover or settle the carrying amount of its assets and liabilities.

POSCO and Subsidiaries

Notes to the Consolidated Financial Statements, Continued

As of December 31, 2015 and 2014

The Company recognizes a deferred income tax liability for all taxable temporary differences associated with investments in subsidiaries, associates, and joint ventures, except to the extent that the Company is able to control the timing of the reversal of the temporary difference and it is probable that the temporary difference will not reverse in the foreseeable future. The Company recognizes a deferred income tax asset for deductible temporary differences arising from investments in subsidiaries, associates and joint ventures, to the extent that it is probable that the temporary difference will reverse in the foreseeable future and taxable profit will be available against which the temporary difference can be utilized. However, deferred income tax is not recognized for the following temporary differences: taxable temporary differences arising on the initial recognition of goodwill, or the initial recognition of assets or liabilities in a transaction that is not a business combination and that affects neither accounting profit or loss nor taxable income.

The carrying amount of a deferred income tax asset is reviewed at the end of each reporting period and is reduced to the extent that it is no longer probable that sufficient taxable profit will be available to allow the benefit of part or all of that deferred tax asset to be utilized.

Deferred income tax assets and liabilities are measured at the tax rates that are expected to apply to the period when the asset is realized or the liability is settled, based on tax rates (and tax laws) that have been enacted or substantively enacted by the end of the reporting period. The measurement of deferred income tax liabilities and deferred income tax assets reflects the tax consequences that would follow from the manner in which the Company expects, at the end of the reporting period to recover or settle the carrying amount of its assets and liabilities.

Deferred income tax assets and liabilities are offset only if there is a legally enforceable right to offset the related current income tax liabilities and assets, and they relate to income taxes levied by the same tax authority and they intend to settle current income tax liabilities and assets on a net basis.

Earnings per share

Management calculates basic earnings per share (“EPS”) data for the Company’s ordinary shares, which is presented at the end of the statement of comprehensive income. Basic EPS is calculated by dividing profit attributable to ordinary shareholders of the Company by the weighted average number of ordinary shares outstanding during the period, adjusted for own shares held.

POSCO and Subsidiaries

Notes to the Consolidated Financial Statements, Continued

As of December 31, 2015 and 2014

Operating segments

An operating segment is a component of the Company that : a) engages in business activities from which it may earn revenues and incur expenditures, including revenues and expenses that relate to transactions with any of the Company’s other components, b) whose operating results are regularly reviewed by the Company’s chief operating decision maker (“CODM”) to make decisions about resources to be allocated to the segment and assess its performance and for which discrete financial information is available. Management has determined that the CODM of the Company is the CEO.

Segment profit and loss is determined the same way that consolidated net after tax profit for the period is determined under K-IFRS without any adjustment for corporate allocations. The accounting policies used by each segment are consistent with the accounting policies used in the preparation of the consolidated financial statements. Segment assets and liabilities are measured based on total assets and liabilities in accordance with K-IFRS without any adjustment for corporate allocations. Also, segment assets and liabilities are based on the separate financial statements of the entities instead of on consolidated basis. In addition, there are varying levels of transactions amongst the reportable segments. These transactions include sales of property, plant and assets, and rendering of construction service and so on.

Segment results that are reported to the CEO include items directly attributable to a segment and do not include allocated items. Segment capital expenditure is the total cost incurred during the period to acquire property, plant and equipment, and intangible assets other than goodwill.

New standards and interpretations not yet adopted

The following new standards, interpretations and amendments to existing standards have been published and are mandatory for the Company for annual periods beginning after January 1, 2015, and the Company has not early adopted them.

(a)	K-IFRS No. 1109 “Financial Instruments”

K-IFRS 1109, published in December 2015, replaces the existing guidance in K-IFRS No. 1039, Financial Instruments: Recognition and Measurement. K-IFRS 1109 includes revised guidance on the classification and measurement of financial instruments, a new expected credit loss model for calculating impairment on financial assets, and new general hedge accounting requirements. It also carries forward the guidance on recognition and derecognition of financial instruments from K-IFRS No. 1039. K-IFRS 1109 is effective for annual periods beginning on or after January 1, 2018, with early adoption permitted.

As of December 31, 2015, the Company couldn’t estimate the impact on its consolidated financial statements resulting from the application of K-IFRS 1109.

(b)	K-IFRS No. 1115 “Revenue from Contracts with Customers”

K-IFRS 1115, published in January 2016, establishes a comprehensive framework for determining whether, how much and when revenue is recognized. It replaces existing revenue recognition guidance, including K-IFRS No. 1018, Revenue, K-IFRS No. 1011, Construction Contracts and K-IFRS No. 2113, Customer Loyalty Programmes. K-IFRS 1115 is effective for annual reporting periods beginning on or after January 1, 2018, with early adoption permitted.

POSCO and Subsidiaries

Notes to the Consolidated Financial Statements, Continued

As of December 31, 2015 and 2014

As of December 31, 2015, The Company couldn’t estimate the impact on its consolidated financial statements resulting from the application of K-IFRS 1115.

4.	Financial risk management

The Company has exposure to the following risks from its use of financial instruments:

•	credit risk

•	liquidity risk

•	market risk

•	capital risk

This note presents information about the Company’s exposure to each of the above risks, the Company’s objectives, policies and processes for measuring and managing risk, and the Company’s management of capital. Further quantitative disclosures are included throughout these consolidated financial statements.

(a)	Financial risk management

1)	Risk management policy

The Board of Directors has overall responsibility for the establishment and oversight of the Company’s risk management framework. The Company’s risk management policies are established to identify and analyze the risks faced by the Company, to set appropriate risk limits and controls, and to monitor risks and adherence to limits. Risk management policies and systems are reviewed regularly to reflect changes in market conditions and the Company’s activities.

The Company, through its training and management standards and procedures, aims to develop a disciplined and constructive control environment in which all employees understand their roles and obligations.

2)	Credit risk

Credit risk is the risk of financial loss to the Company if a customer or counterparty to a financial instrument fails to meet its contractual obligations, and arises principally from the Company’s receivables from customers and investment securities. In addition, credit risk arises from finance guarantees.

The Company implements a credit risk management policy under which the Company only transacts business with counterparties that have a certain level of credit rate evaluated based on financial condition, historical experience, and other factors. The Company’s exposure to credit risk is influenced mainly by the individual characteristics of each customer. The default risk of a nation or an industry in which a customer operates its business does not have a significant influence on credit risk. The Company has established a credit policy under which each new customer is analyzed individually for creditworthiness.

POSCO and Subsidiaries

Notes to the Consolidated Financial Statements, Continued

As of December 31, 2015 and 2014

The Company establishes an allowance for impairment that represents its estimate of incurred losses in respect of trade and other receivables. The main components of this allowance are a specific loss component that relates to individually significant exposures, and a collective loss component established for companies of similar assets in respect of losses that have been incurred but not yet identified. The collective loss allowance is determined based on historical data of payment statistics for similar financial assets. Debt securities are analyzed individually, and an expected loss shall be directly deducted from debt securities.

Credit risk also arises from transactions with financial institutions, and such transactions include transactions of cash and cash equivalents, various deposits, and financial instruments such as derivative contracts. The Company manages its exposure to this credit risk by only entering into transactions with banks that have high international credit ratings. The Company’s treasury department authorizes, manages, and overseas new transactions with financial institutions with whom the Company has no previous relationship.

Furthermore, the Company limits its exposure to credit risk of financial guarantee contracts by strictly evaluating their necessity based on internal decision making processes, such as the approval of the board of directors.

3)	Liquidity risk management

Liquidity risk is the risk that the Company will encounter difficulty in meeting the obligations associated with its financial liabilities that are settled by delivering cash or another financial asset. The Company’s approach to managing liquidity is to ensure, as far as possible, that it will always have sufficient liquidity to meet its liabilities when due, under both normal and stressed conditions, without incurring unacceptable losses or risking damage to the Company’s reputation.

The Company’s cash flow from business, borrowing or financing is sufficient to meet the cash requirements for the Company’s strategic investments. Management believes that the Company is capable of raising funds by borrowing or financing if the Company is not able to generate cash flow requirements from its operations. The Company has committed borrowing facilities with various banks.

4)	Market risk management

Market risk means that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market prices. The goal of market risk management is optimization of profit and controlling the exposure to market risk within acceptable limits.

①	Currency risk

POSCO and Subsidiaries

Notes to the Consolidated Financial Statements, Continued

As of December 31, 2015 and 2014

Each segment is influenced by a risk factor of changes in foreign currency exchange rates for the different directions due to the difference in structure of each industry regarding the cash inflows and cash outflows in foreign currency. The steel segment and the engineering and construction segments have excessive foreign currency inflows, while other segment including entities in electricity industry has a lack of foreign currency cash inflows. The trading segment is structured such that the cash inflows and outflows of foreign currencies are to be offset; however, the trading segment is exposed to a risk of changes in foreign currency exchange rates when there are differences in currencies on receiving and paying the foreign currency amount and time differences.

The Company’s policy in respect of foreign currency risks is a natural hedge whereby foreign currency income is offset with foreign currency expenditures. The remaining net exposures after the natural hedge have been hedged using derivative contracts such as forward exchange contracts. In addition, the Company’s derivative transactions are limited to hedging actual foreign currency transactions and speculative hedging is not permitted. Based on this policy, the Company entities have performed currency risk management specific to various characteristics of different segments. The entities in the steel industry, which have excessive foreign currency inflows converted from lack, reduces the foreign currency exposure by repayment of foreign currency borrowings subjected to investment in overseas when its maturities come. The entities in the engineering and construction segments, which have excessive foreign currency cash flows, have hedged foreign currency risks by using forward exchange contracts. Entities in the trading industry have hedged foreign currency risks by using forward exchange contracts when the foreign currencies received and paid are different.

②	Interest rate risk

The Company manages the exposure to interest rate risk by adjusting of borrowing structure ratio between borrowings at fixed interest rates and variable interest rate. The Company monitors interest rate risks regularly in order to avoid exposure to interest rate risk on borrowings at variable interest rate.

③	Other market price risk

Equity price risk arises from listed equity securities among available-for-sale equity securities. Management of the Company measures regularly the fair value of listed equity securities and the risk of variance in future cash flow caused by market price fluctuations. Significant investments are managed separately and all buy and sell decisions are approved by management of the Company.

(b)	Management of capital risk

The fundamental goal of capital management is the maximization of shareholders’ value by means of the stable dividend policy and the retirement of treasury shares. The capital structure of the Company consists of equity and net debt, deducting cash and cash equivalents and current financial instruments from borrowings. The Company applied the same financial risk management strategy that was applied in the previous period.

POSCO and Subsidiaries

Notes to the Consolidated Financial Statements, Continued

As of December 31, 2015 and 2014

Net borrowing-to-equity ratio as of December 31, 2015 and 2014 is as follows:

(in millions of Won)		2015	2014
Total borrowings	~~W~~	25,220,231	27,428,257
Less: Cash and cash equivalents		4,870,185	3,811,202

Net borrowings		20,350,046	23,617,055
Total equity		45,070,222	45,291,364
Net borrowings-to-equity ratio		45.15%	52.14%

5.	Cash and Cash Equivalents

Cash and cash equivalents as of December 31, 2015 and 2014 are as follows:

(in millions of Won)		2015	2014
Cash	~~W~~	2,632	2,100
Demand deposits and checking accounts		1,318,677	1,209,367
Time deposits		2,911,928	1,185,146
Other cash equivalents		636,948	1,414,589

	~~W~~	4,870,185	3,811,202

Cash and cash equivalents classified as assets held for sale amounting to ~~W~~999 million and ~~W~~210,934 million are included in the beginning and ending balance of cash and cash equivalents, respectively, in the statement of cash flows for the year ended December 31, 2015. In result, there are differences from cash and cash equivalents in the statement of financial position for the corresponding amounts (Note 10).

6.	Trade Accounts and Notes Receivable

(a)	Trade accounts and notes receivable as of December 31, 2015 and 2014 are as follows:

POSCO and Subsidiaries

Notes to the Consolidated Financial Statements, Continued

As of December 31, 2015 and 2014

(in millions of Won)		2015	2014
Current
Trade accounts and notes receivable	~~W~~	8,953,245	10,814,600
Finance lease receivables		21,042	24,344
Unbilled due from customers for contract work		1,218,031	1,528,427
Less: Allowance for doubtful accounts		(596,383)	(581,316)

	~~W~~	9,595,935	11,786,055

Non-current
Trade accounts and notes receivable	~~W~~	126,200	60,583
Finance lease receivables		22,758	42,907
Less: Allowance for doubtful accounts		(28,620)	(24,154)

	~~W~~	120,338	79,336

Trade accounts and notes receivable sold to financial institutions, for which the derecognition conditions were not met, amounted to ~~W~~846,676 million and ~~W~~2,030,342 million as of December 31, 2015 and 2014, respectively. The fair value of trade accounts and notes receivable approximates the carrying amounts and trade accounts and notes receivable are included in short-term borrowings from financial institutions (Note 17).

(b)	Finance lease receivables are as follows:

(in millions of Won)

Customer	Contents		2015	2014
Korea Electric Power Corporation	Combined thermal power plant #1~4	~~W~~	42,536	66,858
KC CHEMICAL Co.,Ltd.	Machinery and equipment		380	393
Hystech.Co. Ltd.	Machinery and equipment		884	—

		~~W~~	43,800	67,251

(c)	The gross amount and present value of minimum lease payments as of December 31, 2015 and 2014 are as follows:

(in millions of Won)		2015	2014
Less than 1 year	~~W~~	27,382	32,302
1 year - 5 years		25,643	51,999
Unrealized interest income		(9,225)	(17,050)

Present value of minimum lease payment	~~W~~	43,800	67,251

POSCO and Subsidiaries

Notes to the Consolidated Financial Statements, Continued

As of December 31, 2015 and 2014

7.	Other Receivables

Other receivables as of December 31, 2015 and 2014 are as follows:

(in millions of Won)		2015	2014
Current
Loans	~~W~~	405,281	254,108
Other accounts receivable		1,255,075	1,523,659
Accrued income		136,762	76,393
Deposits		89,444	58,384
Others		20,383	227,192
Less : Allowance for doubtful accounts		(227,066)	(183,520)

	~~W~~	1,679,879	1,956,216

Non-current
Loans	~~W~~	725,968	960,652
Other accounts receivable		142,290	158,018
Accrued income		1,236	1,533
Deposits		141,373	189,120
Less : Allowance for doubtful accounts		(147,609)	(165,163)

	~~W~~	863,258	1,144,160

POSCO and Subsidiaries

Notes to the Consolidated Financial Statements, Continued

As of December 31, 2015 and 2014

8.	Other Financial Assets

Other financial assets as of December 31, 2015 and 2014 are as follows:

(in millions of Won)		2015	2014
Current
Derivatives assets held for trading	~~W~~	94,603	77,182
Available-for-sale securities		17,994	25,512
Current portion of held-to-maturity securities		21,490	15,297
Short-term financial instruments(*1,2)		3,776,300	1,344,929

	~~W~~	3,910,387	1,462,920

Non-current
Derivatives assets held for trading(*3)	~~W~~	93,886	19,084
Available-for-sale securities (equity instruments)(*4,5)		2,095,206	2,294,244
Available-for-sale securities (bonds)		36,914	33,350
Available-for-sale securities (others)		59,630	67,135
Held-to-maturity securities		1,889	1,796
Long-term financial instruments(*2)		53,935	40,291

	~~W~~	2,341,460	2,455,900

(*1)	As of December 31, 2015 and 2014, ~~W~~6,593 million and ~~W~~5,465 million, respectively, are restricted for the use in a government project.
(*2)	As of December 31, 2015 and 2014, financial instruments amounting to ~~W~~105,195 million and ~~W~~177,014 million, respectively, are restricted for use in financial arrangements, pledge and others.
(*3)	The Company assessed the values of its put option and earn-out consideration in relation to the residual equity upon the Company’s disposal of SeAH Changwon Integrated Special Steel (formerly, POSCO Specialty Steel Co., Ltd.). Accordingly, the Company has recognized derivatives assets for the values of both amounting to ~~W~~63,300 million and ~~W~~14,992 million, respectively, as of December 31, 2015.
(*4)	During the year ended December 31, 2015 and 2014, there were objective evidences of impairment for listed equity securities such as Hyundai Heavy Industries Co., Ltd. and others due to the significant decline in the fair value of the shares or the continuous decline for a prolonged period and non-listed equity securities such as Dongbu Metal Co., Ltd and others since its carrying amount significantly exceeds its fair value. As a result, an impairment loss of ~~W~~142,781 million and ~~W~~369,723 million was recognized in profit or loss during the year ended December 31, 2015 and 2014, respectively.
(*5)	As of December 31, 2015 and 2014, ~~W~~124,541 million and ~~W~~173,632 million of available-for-sale securities, respectively, have been provided as collateral for borrowings, construction projects and others.

POSCO and Subsidiaries

Notes to the Consolidated Financial Statements, Continued

As of December 31, 2015 and 2014

9.	Inventories

(a)	Inventories as of December 31, 2015 and 2014 are as follows:

(in millions of Won)		2015	2014
Finished goods	~~W~~	1,381,018	1,647,331
Merchandise		715,951	902,347
Semi-finished goods		1,390,382	1,654,556
Raw materials		1,868,773	2,334,992
Fuel and materials		810,516	759,193
Construction inventories		828,071	1,129,370
Materials-in-transit		1,382,291	2,109,207
Others		79,581	96,274

		8,456,583	10,633,270

Less: Allowance for inventories valuation		(231,378)	(161,940)

	~~W~~	8,225,205	10,471,330

(b)	The changes of allowance for inventories valuation for the years ended December 31, 2015 and 2014 were as follows:

(in millions of Won)		2015	2014
Beginning	~~W~~	161,940	189,282
Loss on valuation of inventories		152,952	41,713
Realization on disposal of inventories		(77,102)	(69,996)
Others		(6,412)	941

Ending	~~W~~	231,378	161,940

POSCO and Subsidiaries

Notes to the Consolidated Financial Statements, Continued

As of December 31, 2015 and 2014

10.	Assets Held for Sale

Details of assets held for sale and related liabilities as of December 31, 2015 and 2014 are as follows:

		2015			2014
(in millions of Won)		Controlling company(*1)	Subsidiaries (*2,7)	Total	Controlling company(*3,7)	Subsidiaries (*4,5,6,7)	Total
Assets
Cash and cash equivalents	~~W~~	—	999	999	—	210,934	210,934
Trade accounts and notes receivable and other receivables		—	7,724	7,724	—	90,811	90,811
Other financial assets		—	—	—	580,062	21,028	601,090
Inventories		—	2,129	2,129	—	289,716	289,716
Property, plant and equipment		25,892	10,383	36,275	2,672	895,391	898,063
Intangible assets		—	1,049	1,049	—	7,627	7,627
Other assets		—	9,105	9,105	—	28,846	28,846

	~~W~~	25,892	31,389	57,281	582,734	1,544,353	2,127,087

Liabilities
Trade accounts and notes payable and other payables	~~W~~	—	6,028	6,028	—	225,403	225,403
Borrowings		—	26,500	26,500	—	330,059	330,059
Other liabilities		—	1,674	1,674	—	35,520	35,520

	~~W~~	—	34,202	34,202	—	590,982	590,982

(*1)	The Company determined to exchange 1FINEX facilities with the shares of newly established company in India, and has signed in Memorandum of Association (MOA) with Uttam Galva Steels Limited in India. The Company has classified the related facilities of ~~W~~25,892 million as assets held for sale.
(*2)	The Company determined to dispose of its shares in POSCO LED Co., Ltd., a subsidiary of the Company, and agreed to Memorandum of Understanding (MOU) with Armitron consortium on December 30, 2015. The Company classified the accompanying assets and liabilities as assets and liabilities held for sale.
(*3)	During the year ended December 31, 2014, the Company determined to dispose of its shares in Nacional Minerios S.A., which was an available-for-sale investment of the Company, in exchange for shares in the newly incorporated entity as Nacional Minerios S.A. entered into a merger agreement with another entity. Accordingly, the Company classified its investment in Nacional Minerios S.A. as assets held for sale. The Company recognized ~~W~~95,737 million of impairment loss on assets held for sale during the year ended December 31, 2015 since the fair value less cost to sell was below carrying amount. The accompanying transaction was completed during the year ended December 31, 2015, and the Company recognized ~~W~~188,927 million of loss on disposal of assets held for sale.
(*4)	The Company determined to dispose of 52.2% of its shares in SeAH Changwon Integrated Special Steel (formerly, POSCO Specialty Steel Co., Ltd.) to SeAH Besteel Corp. and classified the accompanying investment in the subsidiary as assets and liabilities held for sale during the year ended December 31, 2014. Disposal of the asset held for sale was completed during the year ended December 31, 2015, and the Company recognized ~~W~~161,579 million of gain on disposal of assets held for sale.
(*5)	The Company determined to dispose of the shares in POSFINE Co., Ltd., a subsidiary of the Company, to Hahn & Company PRIVATE EQUITY FUND No.1, and classified the accompanying investment in the subsidiary as assets and liabilities held for sale during the year ended December 31, 2014. Disposal of the assets and liabilities held for sale was completed during the year ended December 31, 2015, and the Company recognized ~~W~~38,843 million of gain on disposal of assets held for sale.

POSCO and Subsidiaries

Notes to the Consolidated Financial Statements, Continued

As of December 31, 2015 and 2014

(*6)	Daewoo International Corporation, a subsidiary of the Company, determined to dispose its Daewoo Department Store located in Masan and classified the assets and liabilities of the accompanying department as assets and liabilities held for sale during the year ended December 31, 2014. Disposal of the assets held for sale was completed during the year ended December 31, 2015, and the Company recognized ~~W~~121 million of gain on disposal of assets held for sale.
(*7)	Besides the above, the controlling company and subsidiaries of the Company (POSCO M-TECH, POSCO COATED & COLOR STEEL Co., Ltd., POSCO CHEMTECH and POSCO AST) determined to dispose of certain tangible assets including land and disused facilities and classified them as assets held for sale.

11.	Investments in Associates and Joint ventures

(a)	Investments in associates and joint ventures as of December 31, 2015 and 2014 are as follows:

(in millions of Won)		2015	2014
Investments in associates	~~W~~	1,875,971	1,626,801
Investments in joint ventures		2,069,362	2,433,706

	~~W~~	3,945,333	4,060,507

POSCO and Subsidiaries

Notes to the Consolidated Financial Statements, Continued

As of December 31, 2015 and 2014

(b)	Details of investments in associates as of December 31, 2015 and 2014 are as follows:

(in millions of Won)	2015						2014
Company	Number of shares	Ownership (%)	Acquisition cost			Book value	Book value
[Domestic]
EQP POSCO Global NO1 Natual Resources PEF	178,565	28.93	~~W~~	178,566	~~W~~	175,676	176,899
POSCO PLANTEC Co., Ltd.(*1)	133,711,880	73.94		217,282		171,218	—
SeAH Changwon Integrated Special Steel (formerly, POSCO Specialty Steel Co., Ltd.) (*2,3,5)	7,190,000	19.94		159,978		165,754	—
SNNC	18,130,000	49.00		90,650		111,326	131,671
QSONE Co.,Ltd.	200,000	50.00		84,395		83,919	83,849
UITrans LRT Co., Ltd.(*4)	6,350,997	38.19		31,755		40,903	30,098
Incheon-Gimpo Expressway Co., Ltd.(*4)	9,032,539	22.32		45,163		39,447	43,045
BLUE OCEAN Private Equity Fund	333	27.52		33,300		35,437	31,439
Chuncheon Energy Corp.	6,573,600	29.90		32,868		30,420	—
KoFC POSCO HANWHA KB Shared Growth NO. 2. Private Equity Fund(*5)	15,475	12.50		15,475		14,829	12,268
Daesung Steel Co.(*5)	108,038	17.54		14,000		14,000	—
Keystone-HYUNDAI SECURITIES NO. 1. Private Equity Fund	13,800,000	40.45		13,800		13,015	—
CHUNGJU ENTERPRISE CITY DEVELOPMENT Co.,Ltd(*4)	2,008,000	25.10		10,040		12,265	19,801
KONES, Corp.	3,250,000	41.67		6,893		5,775	5,430
Others (30 companies)(*4)						33,933	33,511

						947,917	568,011

[Foreign]
South-East Asia Gas Pipeline Company Ltd.	135,219,000	25.04		150,779		222,269	172,805
AES-VCM Mong Duong Power Company Limited	—	30.00		74,161		153,271	93,021
7623704 Canada Inc.(*5)	114,452,000	10.40		124,341		134,034	117,100
Eureka Moly LLC	—	20.00		240,123		87,878	228,004
Nickel Mining Company SAS	3,234,698	49.00		157,585		76,445	107,408
AMCI (WA) PTY LTD	49	49.00		209,664		72,289	88,050
KOREA LNG LTD.	2,400	20.00		135,205		53,548	72,089
NCR LLC	—	29.41		32,348		35,447	32,598
Zhongyue POSCO (Qinhuangdao) Tinplate Industrial Co., Ltd	10,200,000	34.00		9,517		19,311	21,032
PT. Batutua Tembaga Raya	128,285	24.10		14,785		15,382	14,653
PT. Wampu Electric Power(*4)	8,708,400	20.00		10,044		8,855	7,611
POSCO SeAH Steel Wire(Nantong) Co., Ltd.	50	25.00		4,723		7,061	6,969
CAML RESOURCES PTY LTD	3,239	33.34		40,388		—	38,240
Others (22 companies)(*4)						42,264	59,210

						928,054	1,058,790

					~~W~~	1,875,971	1,626,801

(*1)	On September 30, 2015, in order to improve its financial standing and normalize operation, the associate reached a workout agreement with its Creditor Financial Institutions Committee. As a result, the Company lost its control and classified its shares as investment in an associate.
(*2)	During the year ended December 31, 2015, the Company disposed of 52.2% of shares in SeAH Changwon Integrated Special Steel (formerly, POSCO Specialty Steel Co., Ltd.), which resulted in the Company’s loss of control, and the Company classified the remaining investment as investment in an associate.
(*3)	During the year ended December 31, 2015, POSCO Specialty Steel Co., Ltd. changed its corporate name to SeAH Changwon Integrated Special Steel.

POSCO and Subsidiaries

Notes to the Consolidated Financial Statements, Continued

As of December 31, 2015 and 2014

(*4)	Investment in associates is provided as collateral related to associates’ borrowings amounting to ~~W~~101,360 million and ~~W~~110,721 million as of December 31, 2015 and 2014, respectively.
(*5)	As of December 31, 2015, it was classified as an associate even though the Company’s ownership percentage is less than 20% of ownership percentage since the Company has significant influence over the investee when considering its structure of the Board of Directors and others.

(c)	Details of investments in joint ventures as of December 31, 2015 and 2014 are as follows:

(in millions of Won)	2015						2014
Company	Number of shares	Ownership (%)	Acquisition cost			Book value	Book value
[Domestic]
POSCO MITSUBISHI CARBON TECHNOLOGY	11,568,000	60.00	~~W~~	1115,680	~~W~~	104,970	112,837
POSCO ES MATERIALS	1,000,000	50.00		43,000		38,447	38,021

						143,417	150,858

[Foreign]
Roy Hill Holdings Pty Ltd(*1)	13,117,972	12.50		1,528,672		1,153,434	1,268,678
POSCO-NPS Niobium LLC	325,050,000	50.00		364,609		381,461	357,874
DMSA/AMSA(*2)	—	4.07		265,612		105,964	165,094
BX STEEL POSCO Cold Rolled Sheet Co., Ltd.	—	25.00		61,961		100,908	98,893
CSP - Compania Siderurgica do Pecem	827,771,230	20.00		469,891		80,805	260,906
KOBRASCO	2,010,719,185	50.00		32,950		78,364	99,787
Others (11 companies)						25,009	31,616

						1,925,945	2,282,848

					~~W~~	2,069,362	2,433,706

(*1)	As of December 31, 2015 and 2014, investment in joint ventures amounting to ~~W~~1,153,434 million and ~~W~~1,268,678 million, respectively, are provided as collateral in relation to loan.
(*2)	As of December 31, 2015 and 2014, investment in joint ventures amounting to ~~W~~105,964 million and ~~W~~165,094 million, respectively, are provided as collateral for the joint venture’s guarantees.

POSCO and Subsidiaries

Notes to the Consolidated Financial Statements, Continued

As of December 31, 2015 and 2014

(d)	The movements of investments in associates and joint ventures for the years ended December 31, 2015 and 2014 were as follows:

1)	For the year ended December 31, 2015

(in millions of Won)

Company		December 31, 2014 Book value	Acquisition	Dividends	Share of profits (losses)	Other increase (decrease)(*1)	December 31, 2015 Book value
[Domestic]
EQP POSCO Global NO1 Natural Resources PEF	~~W~~	176,899	—	—	(1,223)	—	175,676
POSCO PLANTEC Co., Ltd.		—	217,282	—	(46,058)	(6)	171,218
SeAH Changwon Integrated Special Steel (formerly, POSCO Specialty Steel Co., Ltd.)		—	159,978	—	6,464	(688)	165,754
SNNC		131,671	—	—	(20,566)	221	111,326
QSONE Co.,Ltd.		83,849	—	—	70	—	83,919
UITrans LRT Co., Ltd.		30,098	9,777	—	1,086	(58)	40,903
Incheon-Gimpo Expressway Co., Ltd.		43,045	—	—	(3,910)	312	39,447
BLUE OCEAN Private Equity Fund		31,439	—	—	5,645	(1,647)	35,437
Chuncheon Energy Corp.		—	32,853	—	(2,433)	—	30,420
KoFC POSCO HANWHA KB Shared Growth NO. 2. Private Equity Fund		12,268	3,725	—	211	(1,375)	14,829
Daesung Steel Co.		—	14,000	—	—	—	14,000
Keystone-HYUNDAI SECURITIES NO. 1. Private Equity Fund		—	13,800	—	(451)	(334)	13,015
CHUNGJU ENTERPRISE CITY DEVELOPMENT Co.,Ltd		19,801	—	—	(7,536)	—	12,265
KONES, Corp.		5,430	—	—	311	34	5,775
POSCO MITSUBISHI CARBON TECHNOLOGY		112,837	—	—	(7,841)	(26)	104,970
POSCO ES MATERIALS		38,021	—	—	440	(14)	38,447
Others (30 companies)		33,511	3,800	—	2,877	(6,255)	33,933

		718,869	455,215	—	(72,914)	(9,836)	1,091,334

[Foreign]
South-East Asia Gas Pipeline Company Ltd.		172,805	—	(18,602)	54,351	13,715	222,269
AES-VCM Mong Duong Power Company Limited		93,021	23,146	—	29,561	7,543	153,271
7623704 Canada Inc.		117,100	—	(1,775)	10,875	7,834	134,034
Eureka Moly LLC		228,004	—	—	(147,270)	7,144	87,878
Nickel Mining Company SAS		107,408	—	—	(25,562)	(5,401)	76,445
AMCI (WA) PTY LTD		88,050	—	—	(11,222)	(4,539)	72,289
KOREA LNG LTD.		72,089	—	(12,195)	12,362	(18,708)	53,548
NCR LLC		32,598	—	—	(62)	2,911	35,447
Zhongyue POSCO (Qinhuangdao) Tinplate Industrial Co., Ltd		21,032	—	(376)	(1,787)	442	19,311
PT. Batutua Tembaga Raya		14,653	—	—	—	729	15,382
PT. Wampu Electric Power		7,611	1,015	—	(261)	490	8,855
POSCO SeAH Steel Wire(Nantong) Co., Ltd.		6,969	—	—	(76)	168	7,061
CAML RESOURCES PTY LTD		38,240	—	—	(34,987)	(3,253)	—
Roy Hill Holdings Pty Ltd		1,268,678	—	—	(61,589)	(53,655)	1,153,434
POSCO-NPS Niobium LLC		357,874	—	(13,177)	12,967	23,797	381,461
DMSA/AMSA		165,094	72,430	—	(137,723)	6,163	105,964
BX STEEL POSCO Cold Rolled Sheet Co., Ltd.		98,893	—	—	291	1,724	100,908

POSCO and Subsidiaries

Notes to the Consolidated Financial Statements, Continued

As of December 31, 2015 and 2014

Company		December 31, 2014 Book value	Acquisition	Dividends	Share of profits (losses)	Other increase (decrease)(*1)	December 31, 2015 Book value
CSP - Compania Siderurgica do Pecem		260,906	—	—	(145,206)	(34,895)	80,805
KOBRASCO		99,787	—	(24,380)	31,124	(28,167)	78,364
Others (33 companies)		90,826	2,839	(5,506)	(18,926)	(1,960)	67,273

		3,341,638	99,430	(76,011)	(433,140)	(77,918)	2,853,999

	~~W~~	4,060,507	554,645	(76,011)	(506,054)	(87,754)	3,945,333

(*1)	Other increase or decrease represents the changes in investments in associates and joint ventures due to disposals, change in capital adjustments arising from translations of financial statements of foreign investees and others.

2)	For the year ended December 31, 2014

(in millions of Won)

Company		December 31, 2013 Book value	Acquisition	Dividends	Share of profits (losses)	Other increase (decrease)(*1)	December 31, 2014 Book value
[Domestic]
EQP POSCO Global NO1 Natual Resources PEF	~~W~~	177,563	—	—	(664)	—	176,899
POSCO PLANTEC Co., Ltd.		234,203	25,356	—	(210,616)	(48,943)	—
SNNC		123,969	—	(5,149)	13,873	(1,022)	131,671
QSONE Co.,Ltd.		84,096	—	—	(247)	—	83,849
UITrans LRT Co., Ltd.		19,185	2,330	—	8,583	—	30,098
Incheon-Gimpo Expressway Co., Ltd.		37,759	8,331	—	(340)	(2,705)	43,045
BLUE OCEAN Private Equity Fund		29,391	—	—	2,193	(145)	31,439
KoFC POSCO HANWHA KB Shared Growth NO. 2. Private Equity Fund		6,685	6,113	—	(530)	—	12,268
CHUNGJU ENTERPRISE CITY DEVELOPMENT Co.,Ltd		23,733	—	—	(3,714)	(218)	19,801
KONES, Corp.		5,784	—	—	(378)	24	5,430
Gunggi Green Energy		4,996	—	—	(354)	—	4,642
POSCO MITSUBISHI CARBON TECHNOLOGY		115,708	—	—	(2,835)	(36)	112,837
POSCO ES MATERIALS		40,386	—	—	(2,229)	(136)	38,021
Others (31 companies)		52,761	12,875	—	(24,284)	(12,483)	28,869

		956,219	55,005	(5,149)	(221,542)	(65,664)	718,869

[Foreign]
South-East Asia Gas Pipeline Company Ltd.		140,202	—	—	25,638	6,965	172,805
AES-VCM Mong Duong Power Company Limited		81,436	—	—	(3,845)	15,430	93,021
7623704 Canada Inc.		119,516	—	(5,505)	(1,678)	4,767	117,100
Eureka Moly LLC		217,513	—	—	(37)	10,528	228,004
Nickel Mining Company SAS		135,178	—	—	(17,391)	(10,379)	107,408
AMCI (WA) PTY LTD		98,467	—	—	(6,477)	(3,940)	88,050
KOREA LNG LTD.		64,453	—	(18,668)	18,613	7,691	72,089
NCR LLC		30,496	—	—	(3,984)	6,086	32,598
CAML RESOURCES PTY LTD		43,820	—	—	(2,191)	(3,389)	38,240
Zhongyue POSCO (Qinhuangdao) Tinplate Industrial Co., Ltd		20,600	—	(352)	378	406	21,032
PT. Batutua Tembaga Raya		—	14,785	—	—	(132)	14,653
PT. Wampu Electric Power		7,237	—	—	134	240	7,611

POSCO and Subsidiaries

Notes to the Consolidated Financial Statements, Continued

As of December 31, 2015 and 2014

Company		December 31, 2013 Book value	Acquisition	Dividends	Share of profits (losses)	Other increase (decrease)(*1)	December 31, 2014 Book value
POSCO SeAH Steel Wire(Nantong) Co., Ltd.		6,083	—	—	679	207	6,969
VSC POSCO Steel Corporation		9,464	—	(1,850)	7	—	7,621
Roy Hill Holdings Pty Ltd		825,901	530,492	—	(14,783)	(72,932)	1,268,678
POSCO-NPS Niobium LLC		343,590	—	(16,414)	16,370	14,328	357,874
DMSA/AMSA		180,355	—	—	(21,793)	6,532	165,094
BX STEEL POSCO Cold Rolled Sheet Co., Ltd.		96,309	—	—	943	1,641	98,893
CSP - Compania Siderurgica do Pecem		263,419	75,966	—	(57,127)	(21,352)	260,906
KOBRASCO		95,233	—	(18,429)	30,356	(7,373)	99,787
Others (34 companies)		73,202	50,605	(858)	(42,163)	2,419	83,205

		2,852,474	671,848	(62,076)	(78,351)	(42,257)	3,341,638

	~~W~~	3,808,693	726,853	(67,225)	(299,893)	(107,921)	4,060,507

(*1)	Other increase or decrease represents the changes in investments in associates and joint ventures due to disposals, change in capital adjustments arising from translations of financial statements of foreign investees and others.

(e)	Summarized financial information of associates and joint ventures as of and for the years ended December 31, 2015 and 2014 are as follows:

1)	December 31, 2015

(in millions of Won)

Company		Assets	Liabilities	Equity (deficit)	Sales	Net income (loss)
[Domestic]
EQP POSCO Global NO1 Natural Resources PEF	~~W~~	607,966	1,043	606,923	—	(1,231)
POSCO PLANTEC Co., Ltd.		609,655	725,406	(115,751)	457,180	(330,819)
SeAH Changwon Integrated Special Steel (formerly, POSCO Specialty Steel Co., Ltd.)		1,293,143	568,639	724,504	971,557	23,403
SNNC		793,480	551,830	241,650	509,044	(57,156)
QSONE Co.,Ltd.		249,482	81,644	167,838	15,068	140
UITrans LRT Co., Ltd.		343,744	267,543	76,201	—	(846)
Incheon-Gimpo Expressway Co., Ltd.		648,602	458,137	190,465	—	(1,567)
BLUE OCEAN Private Equity Fund		380,000	244,316	135,684	492,065	24,422
Chuncheon Energy Corp.		149,025	42,094	106,931	—	(2,389)
KoFC POSCO HANWHA KB Shared Growth NO. 2. Private Equity Fund		119,747	1,112	118,635	5,012	1,804
Daesung Steel Co.		163,331	115,475	47,856	13,798	(1,725)
Keystone-HYUNDAI SECURITIES NO. 1. Private Equity Fund		68,315	31,626	36,689	—	(1,956)
CHUNGJU ENTERPRISE CITY DEVELOPMENT Co.,Ltd		154,695	137,471	17,224	21,518	(30,023)
KONES, Corp.		3,544	2,114	1,430	5,337	746
POSCO MITSUBISHI CARBON TECHNOLOGY		489,393	315,392	174,001	—	(13,068)
POSCO ES MATERIALS		84,719	39,381	45,338	29,214	880

POSCO and Subsidiaries

Notes to the Consolidated Financial Statements, Continued

As of December 31, 2015 and 2014

Company	Assets	Liabilities	Equity (deficit)	Sales	Net income (loss)
[Foreign]
South-East Asia Gas Pipeline Company Ltd.	2,223,846	1,333,048	890,798	554,927	220,203
7623704 Canada Inc.	1,300,951	7	1,300,944	76,114	118,007
Nickel Mining Company SAS	445,685	238,695	206,990	155,980	(45,748)
KOREA LNG LTD.	257,773	36	257,737	63,574	61,806
Zhongyue POSCO (Qinhuangdao) Tinplate Industrial Co., Ltd	107,874	45,534	62,340	114,994	(5,783)
PT. Batutua Tembaga Raya	286,761	268,933	17,828	—	—
PT. Wampu Electric Power	201,383	160,159	41,224	17,473	(1,304)
POSCO SeAH Steel Wire(Nantong) Co., Ltd.	65,973	38,336	27,637	67,700	(403)
CAML RESOURCES PTY LTD	136,112	41,768	94,344	146,909	(20,110)
Roy Hill Holdings Pty Ltd	9,295,492	6,584,536	2,710,956	—	(492,709)
POSCO-NPS Niobium LLC	762,719	—	762,719	—	25,935
DMSA/AMSA	6,415,380	4,812,244	1,603,136	737,604	(3,308,836)
BX STEEL POSCO Cold Rolled Sheet Co., Ltd.	703,408	327,391	376,017	936,590	1,162
CSP - Compania Siderurgica do Pecem	3,839,967	3,319,880	520,087	—	(721,937)
KOBRASCO	187,823	31,094	156,729	94,169	62,248

2)	December 31, 2014

(in millions of Won)

Company		Assets	Liabilities	Equity (deficit)	Sales	Net income (loss)
[Domestic]
EQP POSCO Global NO1 Natural Resources PEF	~~W~~	621,960	1,044	620,916	—	(576)
SNNC		826,597	528,246	298,351	345,836	41,117
QSONE Co.,Ltd.		247,590	79,891	167,699	13,674	(603)
UITrans LRT Co., Ltd.		169,574	117,996	51,578	—	(887)
Incheon-Gimpo Expressway Co., Ltd.		337,639	172,464	165,175	—	(1,148)
BLUE OCEAN Private Equity Fund		361,810	247,573	114,237	574,476	8,489
KoFC POSCO HANWHA KB Shared Growth NO. 2. Private Equity Fund		100,063	1,917	98,146	1,932	(4,238)
CHUNGJU ENTERPRISE CITY DEVELOPMENT Co.,Ltd		256,207	208,960	47,247	5,240	(14,798)
KONES, Corp.		3,756	3,155	601	7,269	(907)
Gunggi Green Energy		328,976	264,278	64,698	124,181	(4,720)
POSCO MITSUBISHI CARBON TECHNOLOGY		405,387	218,275	187,112	—	(4,725)
POSCO ES MATERIALS		64,088	19,602	44,486	13,403	(4,459)
[Foreign]
South-East Asia Gas Pipeline Company Ltd.		1,997,068	1,306,957	690,111	353,439	102,385
7623704 Canada Inc.		1,138,126	4	1,138,122	—	(612)
Nickel Mining Company SAS		410,230	140,860	269,370	133,975	(24,800)
KOREA LNG LTD.		393,581	45	393,536	94,936	93,067
CAML RESOURCES PTY LTD		159,281	38,591	120,690	172,093	(6,570)
Zhongyue POSCO (Qinhuangdao) Tinplate Industrial Co., Ltd		148,077	80,538	67,539	186,733	1,112
PT. Batutua Tembaga Raya		100,142	151,591	(51,449)	1,309	(2,110)
VSC POSCO Steel Corporation		38,388	26,942	11,446	103,877	73
PT. Wampu Electric Power		172,950	138,012	34,938	43,184	670
POSCO SeAH Steel Wire(Nantong) Co., Ltd.		66,097	38,572	27,525	80,059	2,636
Roy Hill Holdings Pty Ltd.		6,809,416	3,431,438	3,377,978	—	(118,264)
POSCO-NPS Niobium LLC		715,546	—	715,546	—	32,741
DMSA/AMSA		8,938,860	5,918,665	3,020,195	695,505	(544,837)
BX STEEL POSCO Cold Rolled Sheet Co., Ltd.		816,813	448,854	367,959	1,290,490	3,771
CSP - Compania Siderurgica do Pecem		3,060,008	1,467,004	1,593,004	—	(90,649)
KOBRASCO		234,595	35,021	199,574	99,677	60,712

POSCO and Subsidiaries

Notes to the Consolidated Financial Statements, Continued

As of December 31, 2015 and 2014

12.	Joint Operations

Details of significant joint operations that the Company is participating in as a party to a joint arrangement as of December 31, 2015 are as follows:

Joint operations	Operation	Ownership (%)	Location
Myanmar A-1/A-3 mine	Mine development	51.00	Myanmar
Offshore midstream	Mine development	51.00	Myanmar
Greenhills mine	Mine development	20.00	Canada
Arctos Anthracite coal project	Mine development	20.00	Canada
Mt. Thorley J/V	Mine development	20.00	Australia
POSMAC J/V	Mine development	20.00	Australia
CD J/V	Mine development	5.00	Australia
RUM J/V	Mine development	10.00	Australia

13.	Investment Property, Net

(a)	Investment property as of December 31, 2015 and 2014 are as follows:

		2015			2014
(in millions of Won)		Acquisition cost	Accumulated depreciation and impairment loss	Book value	Acquisition cost	Accumulated depreciation and impairment loss	Book value
Land	~~W~~	378,717	(31,838)	346,879	447,350	(31,838)	415,512
Buildings		806,030	(109,504)	696,526	681,924	(90,277)	591,647
Structures		3,971	(2,152)	1,819	4,058	(1,998)	2,060
Construction-in-progress		39,068	—	39,068	46,373	—	46,373

	~~W~~	1,227,786	(143,494)	1,084,292	1,179,705	(124,113)	1,055,592

As of December 31, 2015, the fair value of investment property is ~~W~~1,513,111 million, among which the Company evaluated the investment property of 3 subsidiaries, including HOTEL LAONZENA acquired during the year ended December 31, 2015, as its book value since it is believed that the book value of ~~W~~70,607 million approximates fair value. Also, the Company used the prior year’s fair value for some of the investment property since it is believed to be approximately the same.

(b)	Changes in the carrying value of investment property for the years ended December 31, 2015 and 2014 were as follows:

1)	For the year ended December 31, 2015

(in millions of Won)		Beginning	Acquisitions	Business combination	Disposals	Depreciation(*1)	Others(*2)	Ending
Land	~~W~~	415,512	2,665	5,964	(433)	(85)	(76,744)	346,879
Buildings		591,647	49,281	26,750	(909)	(25,391)	55,148	696,526
Structures		2,060	40	—	—	(173)	(108)	1,819
Construction-in-progress		46,373	9,492	—	—	—	(16,797)	39,068

	~~W~~	1,055,592	61,478	32,714	(1,342)	(25,649)	(38,501)	1,084,292

(*1)	Impairment loss on investment property amounting to ~~W~~85 million are included.
(*2)	Includes reclassification resulting from changing purpose of use, adjustment of foreign currency translation difference and others.

POSCO and Subsidiaries

Notes to the Consolidated Financial Statements, Continued

As of December 31, 2015 and 2014

2)	For the year ended December 31, 2014

(in millions of Won)		Beginning	Acquisitions	Business combination	Disposals	Depreciation(*1)	Others(*2)	Ending
Land	~~W~~	161,502	97,883	13	(20,500)	—	176,614	415,512
Buildings		239,193	195,722	208	(19,212)	(12,858)	188,594	591,647
Structures		3,599	—	—	—	(413)	(1,126)	2,060
Construction-in-progress		20,935	112,998	—	—	—	(87,560)	46,373

	~~W~~	425,229	406,603	221	(39,712)	(13,271)	276,522	1,055,592

(*1)	Impairment loss on investment property amounting to ~~W~~23 million are included.
(*2)	Includes reclassification resulting from changing purpose of use, adjustment of foreign currency translation difference and others.

14.	Property, Plant and Equipment, Net

(a)	Property, plant and equipment as of December 31, 2015 and 2014 are as follows:

		2015				2014
(in millions of Won)		Acquisition cost	Accumulated depreciation and impairment loss	Government grants	Book value	Acquisition cost	Accumulated depreciation and impairment loss	Government grants	Book value
Land	~~W~~	2,572,807	—	—	2,572,807	2,801,288	—	—	2,801,288
Buildings		8,982,405	(3,816,242)	(438)	5,165,725	8,824,462	(3,460,858)	(4,280)	5,359,324
Structures		5,217,953	(2,268,465)	(75)	2,949,413	5,106,863	(2,076,499)	(201)	3,030,163
Machinery and equipment		45,547,591	(24,453,433)	(415)	21,093,743	43,972,182	(22,771,455)	(842)	21,199,885
Vehicles		303,366	(251,315)	(46)	52,005	304,346	(247,611)	(40)	56,695
Tools		372,440	(298,586)	(376)	73,478	360,625	(296,517)	(39)	64,069
Furniture and fixtures		590,046	(441,565)	(382)	148,099	577,126	(433,330)	(14)	143,782
Finance lease assets		168,601	(75,805)	—	92,796	162,154	(82,073)	—	80,081
Construction-in-progress		2,379,890	—	(5,101)	2,374,789	2,511,009	—	(5,101)	2,505,908

	~~W~~	66,135,099	(31,605,411)	(6,833)	34,522,855	64,620,055	(29,368,343)	(10,517)	35,241,195

(b)	Changes in the carrying value of property, plant and equipment for the years ended December 31, 2015 and 2014 were as follows:

1)	For the year ended December 31, 2015

(in millions of Won)		Beginning	Acquisitions	Business combination	Disposals	Depreciation(*1)	Others(*2)	Ending
Land	~~W~~	2,801,288	47,858	12,520	(30,222)	(1,517)	(257,120)	2,572,807
Buildings		5,359,324	57,042	56,156	(20,759)	(349,774)	63,736	5,165,725
Structures		3,030,163	23,149	—	(3,819)	(213,550)	113,470	2,949,413
Machinery and equipment		21,199,885	239,430	301	(74,445)	(2,244,183)	1,972,755	21,093,743
Vehicles		56,695	9,735	—	(1,601)	(18,221)	5,397	52,005
Tools		64,069	25,230	1,714	(1,169)	(29,401)	13,035	73,478
Furniture and fixtures		143,782	43,697	1,497	(1,502)	(63,754)	24,379	148,099
Finance lease assets		80,081	598	157	(98)	(9,026)	21,084	92,796
Construction-in-progress		2,505,908	2,245,729	—	(4,418)	(17,846)	(2,354,584)	2,374,789

	~~W~~	35,241,195	2,692,468	72,345	(138,033)	(2,947,272)	(397,848)	34,522,855

POSCO and Subsidiaries

Notes to the Consolidated Financial Statements, Continued

As of December 31, 2015 and 2014

(*1)	Impairment losses of property, plant and equipment amounting to ~~W~~136,269 million are included.
(*2)	Includes reclassification for changing purpose of use, adjustment of foreign currency translation differences and others.

2)	For the year ended December 31, 2014

(in millions of Won)		Beginning	Acquisitions	Business combination	Disposals	Depreciation(*1)	Others(*2)	Ending
Land	~~W~~	2,708,010	92,645	146,755	(10,410)	(1,839)	(133,873)	2,801,288
Buildings		4,888,835	97,701	72,483	(18,968)	(372,445)	691,718	5,359,324
Structures		2,784,587	42,341	15,525	(3,517)	(223,487)	414,714	3,030,163
Machinery and equipment		19,442,836	372,448	26,998	(45,777)	(2,194,014)	3,597,394	21,199,885
Vehicles		51,033	17,665	614	(2,136)	(20,166)	9,685	56,695
Tools		62,853	29,351	4,210	(578)	(33,480)	1,713	64,069
Furniture and fixtures		173,152	41,113	1,599	(2,291)	(70,938)	1,147	143,782
Finance lease assets		100,524	2,710	—	(31)	(29,825)	6,703	80,081
Construction-in-progress		5,548,289	2,804,568	19,156	(14,088)	—	(5,852,017)	2,505,908

	~~W~~	35,760,119	3,500,542	287,340	(97,796)	(2,946,194)	(1,262,816)	35,241,195

(*1)	Impairment losses of property, plant and equipment amounting to ~~W~~64,833 million are included.
(*2)	Includes reclassification for changing purpose of use, adjustments of foreign currency translation differences and others.

(c)	Borrowing costs capitalized and the capitalized interest rate for the years ended December 31, 2015 and 2014 were as follows:

(in millions of Won)		2015	2014
Weighted average expenditure	~~W~~	1,733,503	1,772,492
Borrowing costs capitalized		40,990	76,566
Capitalization rate (%)		3.02 ~ 4.24	1.69 ~ 4.19

(d)	Property, plant and equipment and investment property pledged as collateral as of December 31, 2015 and 2014 are as follows:

(in millions of Won)	Collateral right holder		2015	2014
Land(*1)	Korean Development Bank and others	~~W~~	826,802	1,040,850
Buildings and structures(*1)	Korean Development Bank and others		1,446,605	1,324,597
Machinery and equipment	Korean Development Bank and others		4,260,206	3,594,331
Tools	Korean Development Bank		162	104
Construction-in-progress	Export-Import Bank of Korea		1,000,318	—

		~~W~~	7,534,093	5,959,882

(*1)	Investment property and other assets (land-use right) are included.

POSCO and Subsidiaries

Notes to the Consolidated Financial Statements, Continued

As of December 31, 2015 and 2014

15.	Goodwill and Other Intangible Assets, Net

(a)	Goodwill and other intangible assets as of December 31, 2015 and 2014 are as follows:

		2015				2014
(in millions of Won)		Acquisition cost	Accumulated depreciation and impairment	Government grants	Book value	Acquisition cost	Accumulated depreciation and impairment	Government grants	Book value
Goodwill	~~W~~	1,660,395	(198,441)	—	1,461,954	1,932,065	(136,921)	—	1,795,144
Intellectual property rights		2,848,990	(181,098)	(806)	2,667,086	2,910,143	(146,544)	(920)	2,762,679
Premium in rental		148,141	(20,192)	—	127,949	150,438	(19,496)	—	130,942
Development expense		337,318	(201,278)	(244)	135,796	330,365	(161,263)	(356)	168,746
Port facilities usage rights		625,991	(361,190)	—	264,801	506,125	(349,681)	—	156,444
Exploration and evaluation assets		181,710	(30,566)	—	151,144	123,025	(30,566)	—	92,459
Customer relationships		857,417	(297,608)	—	559,809	859,023	(217,398)	—	641,625
Power generation permit		539,405	—	—	539,405	539,405	—	—	539,405
Other intangible assets		966,761	(468,934)	(17)	497,810	1,159,574	(562,014)	(15)	597,545

	~~W~~	8,166,128	(1,759,307)	(1,067)	6,405,754	8,510,163	(1,623,883)	(1,291)	6,884,989

(b)	The changes in carrying value of goodwill and other intangible assets for the years ended December 31, 2015 and 2014 were as follows:

1)	For the year ended December 31, 2015

(in millions of Won)		Beginning		Acquisitions	Disposals	Amortization	Impairment loss	Others(*2)	Ending
Goodwill	~~W~~	~~W~~	1,795,144	—	—	—	(99,052)	(234,138)	1,461,954
Intellectual property rights			2,762,679	127,112	(3,921)	(192,660)	(20,725)	(5,399)	2,667,086
Premium in rental(*1)			130,942	13,530	(10,594)	(171)	(2,413)	(3,345)	127,949
Development expense			168,746	6,749	(1,084)	(53,740)	(3,034)	18,159	135,796
Port facilities usage rights			156,444	—	—	(11,810)	—	120,167	264,801
Exploration and evaluation assets			92,459	61,427	—	—	—	(2,742)	151,144
Customer relationships			641,625	—	—	(51,808)	(28,402)	(1,606)	559,809
Power generation permit			539,405	—	—	—	—	—	539,405
Other intangible assets			597,545	88,105	(488)	(71,394)	(7,531)	(108,427)	497,810

	~~W~~	~~W~~	6,884,989	296,923	(16,087)	(381,583)	(161,157)	(217,331)	6,405,754

(*1)	Premium in rental includes memberships with indefinite useful lives.
(*2)	Includes reclassification, adjustments of foreign currency translation differences and others.

POSCO and Subsidiaries

Notes to the Consolidated Financial Statements, Continued

As of December 31, 2015 and 2014

2)	For the year ended December 31, 2014

(in millions of Won)		Beginning	Acquisitions	Business combination	Disposals	Amortization	Impairment loss	Others(*3)	Ending
Goodwill(*1)	~~W~~	1,615,938	—	187,285	—	—	(11,297)	3,218	1,795,144
Intellectual property rights		1,474,859	199,850	32	(218)	(143,548)	(27,720)	1,259,424	2,762,679
Premium in rental(*2)		131,267	8,775	1,661	(4,484)	(265)	(2,609)	(3,403)	130,942
Development expense		61,102	18,032	2,659	(3,484)	(56,453)	(9,366)	156,256	168,746
Port facilities usage rights		167,111	433	—	—	(12,462)	—	1,362	156,444
Exploration and evaluation assets		359,748	32,191	—	—	—	(718)	(298,762)	92,459
Mining development assets		968,191	1,484	—	—	—	—	(969,675)	—
Customer relationships		692,880	—	—	—	(53,969)	—	2,714	641,625
Power generation permit(*4)		—	—	539,405	—	—	—	—	539,405
Other intangible assets(*5)		458,744	262,076	88,808	(665)	(77,243)	(717)	(133,458)	597,545

	~~W~~	5,929,840	522,841	819,850	(8,851)	(343,940)	(52,427)	17,676	6,884,989

(*1)	During the year ended December 31, 2014, goodwill arising from business combination amounting to ~~W~~180,418 million were included in relation to the acquisition of POSCO PLANTEC Co., Ltd.
(*2)	Premium in rental includes memberships with indefinite useful lives.
(*3)	Includes reclassification, adjustments of foreign currency translation differences and others.
(*4)	POSCO ENERGY CO., LTD. recognized power generation permit amounting to ~~W~~539,405 million in relation to operation permit for electricity business when acquiring POSPOWER CO., Ltd.
(*5)	During the year ended December 31, 2014, POSCO ENGINEERING & CONSTRUCTION., LTD. recognized other intangible assets and other provisions amounting to ~~W~~169,000 million in relation to project financing agreements on the Urban Development Project in Gaepo-dong, Seoul.

(c)	For the purpose of impairment testing, goodwill is allocated to individually operating entities which are determined to be CGUs. The goodwill amounts as of December 31, 2015 and 2014 are as follows:

(in millions of Won)
Reporting segments	Total number of CGUs
	2015	2014	CGUs		2015	2014
Steel	9	10	POSCO VST CO., LTD.	~~W~~	36,955	36,955
			POSCO Thainox Public Company Limited(*3)		—	16,206
			Others		13,279	13,623
Trading	3	3	Daewoo International Corporation(*1)		1,163,922	1,163,922
			Others		7,638	9,918
E&C	4	5	POSCO Engineering Co., Ltd.(*2)		194,637	194,637
			POSCO PLANTEC Co., Ltd.(*4,5)		—	180,418
			EPC EQUITIES LLP(*3)		—	44,719
			Others		12,558	14,802
Others	7	9	POSCO ENERGY Co., LTD.		26,471	26,471
			PONUTech Co., Ltd(*5)		—	77,298
			Others		6,494	16,175

Total	23	27		~~W~~	1,461,954	1,795,144

POSCO and Subsidiaries

Notes to the Consolidated Financial Statements, Continued

As of December 31, 2015 and 2014

(*1)	Recoverable amounts of Daewoo International Corporation are determined based on its value in use. As of December 31, 2015, value in use is estimated by applying 7.0% discount rate and 1.8% terminal growth rate with 5 years, the period for the estimated future cash flows, based on management’s business plan. The terminal growth rate is not exceeded long-term average growth rate of its industry. No impairment loss of goodwill recognized during the year ended December 31, 2015 as the recoverable amount exceeded the carrying value of the CGU.

The estimated recoverable amount of CGU exceeded the carrying value by ~~W~~45,891 million. Value in use of the CGU was affected by the assumption such as discount rate and terminal growth used in discount cash flow model. When the discount rate increases by 0.25%, value in use will be decreased by 3.78% and when the terminal growth rate decreases by 0.25%, value in use will be decreased by 1.21%.

Management believes that any reasonably possible negative change in the key assumption on which the recoverable amount is based would cause incurrence of impairment loss of goodwill.

(*2)	Recoverable amounts of POSCO Engineering Company are determined based on its value in use. As of December 31, 2015, value in use is estimated by applying 9.4% discount rate and 1.0% terminal growth rate with 5 years. The estimated future cash flows for the next 5 years are based on management’s approved business plan. The terminal growth rate is not exceeded long-term average growth rate of its industry. No impairment loss of goodwill was recognized during the year ended December 31, 2015 as the recoverable amount exceeded the carrying value of the CGU.

The estimated recoverable amount of CGU exceeded the carrying value by ~~W~~1,742 million. Value in use of the CGU was affected by the assumption such as discount rate and terminal growth used in discount cash flow model. When the discount rate increases by 0.25%, value in use will be decreased by 2.27% and when the terminal growth rate decreases by 0.25%, value in use will be decreased by 1.59%.

Management believes that any reasonably possible negative change in the key assumption on which the recoverable amount is based would cause incurrence of impairment loss of goodwill.

(*3)	Recoverable amounts of POSCO Thainox Public Company Limited and EPC EQUITIES LLP were determined based on their value in use. Impairment loss of ~~W~~15,886 million and ~~W~~45,635 million were recognized during the year ended December 31, 2015 since the recoverable amounts were below carrying amount.
(*4)	Recoverable amount of POSCO PLANTEC Co., Ltd. was determined based on fair value less cost to sell. Impairment loss of ~~W~~37,531 million was recognized during the year ended December 31, 2015 since the recoverable amounts were below carrying amount.
(*5)	The Company lost its control during the year ended December 31, 2015.

POSCO and Subsidiaries

Notes to the Consolidated Financial Statements, Continued

As of December 31, 2015 and 2014

16.	Other Assets

Other current assets and other non-current assets as of December 31, 2015 and 2014 are as follows:

(in millions of Won)		2015	2014
Current
Advance payments	~~W~~	696,839	845,114
Prepaid expenses		107,379	129,914
Others		4,034	1,397

	~~W~~	808,252	976,425

Non-current
Long-term advance payments	~~W~~	3,467	3,454
Long-term prepaid expenses		403,536	243,933
Others(*1)		221,997	260,162

	~~W~~	629,000	507,549

(*1)	As of December 31, 2015 and 2014, the Company recognized tax assets amounting to ~~W~~132,489 million and ~~W~~143,157 million, respectively, based on the Company’s best estimate of the tax amounts to be refunded when the results of the Company’s appeal in connection with the additional income tax payment for prior years as a result of tax audits that were finalized in 2014 and claim for rectification are finalized.

POSCO and Subsidiaries

Notes to the Consolidated Financial Statements, Continued

As of December 31, 2015 and 2014

17.	Borrowings

(a)	Short-term borrowings and current portion of long-term borrowings as of December 31, 2015 and 2014 are as follows:

(in millions of Won)	Bank	Issuance date	Maturity date	Interest rate (%)		2015	2014
Short-term borrowings
Bank overdrafts	Bank of America and others	January, 2015~ December, 2015	January, 2016~ December, 2016	0.3~5.0	~~W~~	129,891	105,673
Short-term borrowings	HSBC and others	January, 2015~ December, 2015	January, 2016~ December, 2016	0.1~13.5		8,285,869	9,138,804

						8,415,760	9,244,477

Current portion of long-term liabilities
Current portion of long-term borrowings	Export-Import bank of Korea and others	June, 2003~ December, 2015	January, 2016~ December, 2016	0.5~6.7		1,318,276	1,159,090
Current portion of foreign loan(*1)	NATIXIS	March, 1986	September, 2016	2.0		401	418
Current portion of debentures	Korean Development Bank and others	August, 2006~ June, 2015	March, 2016~ December, 2016	0.9~5.9		2,637,614	1,793,252
Less: Current portion of discount on debentures issued						(1,019)	(1,753)

						3,955,272	2,951,007

					~~W~~	12,371,032	12,195,484

(*1)	Korea Development Bank has provided guarantees related to the foreign loan.

(b)	Long-term borrowings, excluding current portion as of December 31, 2015 and December 31, 2014 are as follows:

(in millions of Won)	Bank	Issuance date	Maturity date	Interest rate (%)		2015	2014
Long-term borrowings	Export-Import bank of Korea and others	January, 1983~ September, 2015	January, 2017~ December, 2099	0.4~9.8	~~W~~	6,814,753	7,359,773
Less : Present value discount						(76,828)	(109,949)
Foreign loan(*1)	NATIXIS	March, 1986	March, 2017	2.0		200	627
Bonds	Korean Development Bank and others	August, 2009~ November, 2015	March, 2017~ October, 2023	1.2~6.3		6,134,132	8,009,547
Less: Discount on debentures issued						(23,058)	(27,225)

					~~W~~	12,849,199	15,232,773

(*1) Korea Development Bank has provided guarantees related to the foreign loan.

(c)	Property, plant and equipment including investment property, trade accounts and notes receivable, financial assets, available-for-sale financial assets, inventories and other assets amounting to ~~W~~7,367,425 million, ~~W~~22,649 million (ninety seven of notes receivable), ~~W~~78,561 million, ~~W~~9,520 million, ~~W~~71,504 million and ~~W~~157,475 million, respectively, are provided as collateral related to short-term borrowings, long-term borrowings and debentures.

POSCO and Subsidiaries

Notes to the Consolidated Financial Statements, Continued

As of December 31, 2015 and 2014

18.	Other Payables

Other payables as of December 31, 2015 and 2014 are as follows:

(in millions of Won)		2015	2014
Current
Accounts payable	~~W~~	983,408	1,082,676
Accrued expenses		759,598	740,250
Dividend payable		6,453	12,077
Finance lease liabilities		26,876	21,888
Withholdings		352,758	337,822

	~~W~~	2,129,093	2,194,713

Non-current
Accounts payable	~~W~~	22,665	81,344
Accrued expenses		30,221	25,886
Finance lease liabilities		14,409	24,815
Long-term withholdings		67,175	37,941

	~~W~~	134,470	169,986

19.	Other Financial Liabilities

Other financial liabilities as of December 31, 2015 and 2014 are as follows:

(in millions of Won)		2015	2014
Current
Derivatives liabilities(*1)	~~W~~	117,841	84,146
Financial guarantee liabilities		84,276	27,491

	~~W~~	202,117	111,637

Non-current
Derivatives liabilities	~~W~~	37,661	64,926
Financial guarantee liabilities		17,035	26,169

	~~W~~	54,696	91,095

(*1)	The Company assessed the values of call option of SeAH Besteel Corp. in relation to the residual equity held by the Company upon the disposal of SeAH Changwon Integrated Special Steel (formerly, POSCO Specialty Steel Co., Ltd.). Accordingly, the Company has recognized derivatives liabilities amounting to ~~W~~8,118 million as of December 31, 2015.

POSCO and Subsidiaries

Notes to the Consolidated Financial Statements, Continued

As of December 31, 2015 and 2014

20.	Provisions

(a)	Provisions as of December 31, 2015 and 2014 are as follows:

		2015		2014
(in millions of Won)		Current	Non-current	Current	Non-current
Provision for bonus payments	~~W~~	42,602	—	49,505	—
Provision for construction warranties		10,656	70,790	16,352	63,996
Provision for legal contingencies and claims(*1)		—	52,610	—	50,424
Provision for the restoration(*2)		15,569	26,357	39,336	35,462
Others(*3,4)		33,493	71,935	44,837	73,357

	~~W~~	102,320	221,692	150,030	223,239

(*1)	The Company recognized probable outflow of resources amounting to ~~W~~46,001 million and ~~W~~44,309 million as provisions for legal contingencies and asserted claims in relation to lawsuits against the Company as of December 31, 2015 and 2014, respectively.
(*2)	Due to contamination of land near the Company’s magnesium smelting plant located in Gangneung province, a provision has been recognized with a present value of estimated costs for recovery. In order to compute the estimated costs, the Company has assumed that it would use all of technologies and materials available for now to recover the land. In addition, the Company has applied a discount rate of 2.67% to assess present value of these costs.
(*3)	As of December 31, 2015 and 2014, POSCO ENERGY CO., LTD., a subsidiary of the Company, recognized ~~W~~41,638 million and ~~W~~31,577 million of provisions for warranties, respectively, for the service contract on fuel cell cased on its estimate of probable outflow of resources.
(*4)	As of December 31, 2015 and 2014, the amount includes a provision of ~~W~~23,600 million for expected outflow of resources in connection with the performance guarantee for the Hwaseong-Dongtan complexes development project of POSCO ENGINEERING & CONSTRUCTION Co., Ltd.

(b)	The following are the key assumptions concerning the future and other key sources of estimation uncertainties at the end of the reporting period.

Key assumptions for the estimation
Provision for bonus payments	Estimations based on financial performance
Provision for construction warranties	Estimations based on historical warranty data
Provision for legal contingencies and claims	Estimations based on the degree of probability of an unfavorable outcome and the ability to make a sufficient reliable estimate of the amount of loss

POSCO and Subsidiaries

Notes to the Consolidated Financial Statements, Continued

As of December 31, 2015 and 2014

(c)	Changes in provisions for the years ended December 31, 2015 and 2014 were as follows:

1)	For the year ended December 31, 2015

(in millions of Won)		Beginning	Increase	Utilization	Reversal	Others(*1)	Ending
Provision for bonus payments	~~W~~	49,505	46,420	(49,563)	(1,493)	(2,267)	42,602
Provision for construction warranties		80,348	33,698	(21,166)	(4,822)	(6,612)	81,446
Provision for legal contingencies and claims		50,424	15,998	(2,467)	(4,058)	(7,287)	52,610
Provision for the restoration		74,798	2,293	(35,461)	—	296	41,926
Others		118,194	59,219	(46,994)	(15,425)	(9,566)	105,428

	~~W~~	373,269	157,628	(155,651)	(25,798)	(25,436)	324,012

(*1)	Includes adjustments of foreign currency translation differences and others.

2)	For the year ended December 31, 2014

(in millions of Won)		Beginning	Increase	Utilization	Reversal	Others(*1)	Ending
Provision for bonus payments	~~W~~	52,377	45,071	(46,761)	(1,646)	464	49,505
Provision for construction warranties		55,696	34,410	(15,719)	(4,677)	10,638	80,348
Provision for legal contingencies and claims		30,330	15,289	—	(7,716)	12,521	50,424
Provision for the restoration		4,385	89,565	(19,328)	—	176	74,798
Others		110,813	282,406	(258,571)	(19,523)	3,069	118,194

	~~W~~	253,601	466,741	(340,379)	(33,562)	26,868	373,269

(*1)	Includes adjustments of foreign currency translation differences and others.

21.	Employee Benefits

(a)	Defined contribution plans

The expenses related to post-employment benefit plans under defined contribution plans for the years ended December 31, 2015 and 2014 were as follows:

(in millions of Won)		2015	2014
Expense related to post-employment benefit plans under defined contribution plans	~~W~~	25,224	23,414

POSCO and Subsidiaries

Notes to the Consolidated Financial Statements, Continued

As of December 31, 2015 and 2014

(b)	Defined benefit plans

1)	The amounts recognized in relation to net defined benefit liabilities in the statements of financial position as of December 31, 2015 and 2014 are as follows:

(in millions of Won)		2015	2014
Present value of funded obligations	~~W~~	1,702,735	1,713,074
Fair value of plan assets		(1,532,090)	(1,427,918)
Present value of non-funded obligations		11,380	5,169

Net defined benefit liabilities	~~W~~	182,025	290,325

2)	Changes in present value of defined benefit obligations for the years ended December 31, 2015 and 2014 were as follows:

(in millions of Won)		2015	2014
Defined benefit obligation at the beginning of period	~~W~~	1,718,243	1,520,643
Current service costs		239,508	230,445
Interest costs		47,039	54,737
Remeasurements :		(63,364)	85,166
- Loss(Gain) from change in demographic assumptions		(10,017)	18,911
- Loss(Gain) from change in financial assumptions		(37,367)	54,131
- Others		(15,980)	12,124
Business combinations		—	48,695
Benefits paid		(157,983)	(160,792)
Others		(69,328)	(60,651)

Defined benefit obligation at the end of period	~~W~~	1,714,115	1,718,243

3)	Changes in fair value of plan assets for the years ended December 31, 2015 and 2014 were as follows:

(in millions of Won)		2015	2014
Fair value of plan assets at the beginning of period	~~W~~	1,427,918	1,247,483
Interest on plan assets		41,145	47,296
Remeasurement of plan assets		(8,515)	(11,236)
Contributions to plan assets(*1)		243,082	273,867
Business combinations		—	30,863
Benefits paid		(127,808)	(109,352)
Others		(43,732)	(51,003)

Fair value of plan assets at the end of period	~~W~~	1,532,090	1,427,918

(*1)	The Company expects to make an estimated contribution of ~~W~~242,062 million to the defined benefit plan assets in 2016.

POSCO and Subsidiaries

Notes to the Consolidated Financial Statements, Continued

As of December 31, 2015 and 2014

4)	The fair value of plan assets as of December 31, 2015 and 2014 are as follows:

(in millions of Won)		2015	2014
Equity instruments	~~W~~	58,987	43,010
Debt instruments		134,679	236,665
Deposits		1,294,442	997,414
Others		43,982	150,829

	~~W~~	1,532,090	1,427,918

5)	The amounts recognized in consolidated statements of comprehensive income for the years ended December 31, 2015 and 2014 were as follows:

(in millions of Won)		2015	2014
Current service costs	~~W~~	239,508	230,445
Net interest costs(*1)		5,894	7,441

	~~W~~	245,402	237,886

(*1)	The actual return on plan assets amounted to ~~W~~32,630 million and ~~W~~36,060 million for the years ended December 31, 2015 and 2014, respectively.

The above expenses by function were as follows:

(in millions of Won)		2015	2014
Cost of sales	~~W~~	170,334	172,668
Selling and administrative expenses		74,210	64,960
Others		858	258

	~~W~~	245,402	237,886

6)	Accumulated actuarial gains (losses), net of tax recognized in other comprehensive income for the years ended December 31, 2015 and 2014 were as follows:

(in millions of Won)		2015	2014
Beginning	~~W~~	(314,106)	(239,005)
Current actuarial gains (losses)		41,954	(75,101)

Ending	~~W~~	(272,152)	(314,106)

POSCO and Subsidiaries

Notes to the Consolidated Financial Statements, Continued

As of December 31, 2015 and 2014

7)	The principal actuarial assumptions as of December 31, 2015 and 2014 are as follows:

(%)	2015	2014
Discount rate	2.19~9.20	2.58~8.58
Expected future increase in salaries(*1)	1.05~10.00	1.00~10.22

(*1)	The expected future increase in salaries is based on the average salary increase rate for the past three years.

All assumptions are reviewed at the end of the reporting period. Additionally, the total estimated defined benefit obligation includes actuarial assumptions associated with the long-term characteristics of the defined benefit plan.

8)	Reasonably possible changes at the reporting date to one of the relevant actuarial assumptions, holding other assumptions constant, would have affected the defined benefit obligation by the amounts shown below:

		1% Increase		1% Decrease
(in millions of Won)		Amount	Percentage(%)	Amount	Percentage(%)
Discount rate	~~W~~	(133,175)	(7.8)	147,675	8.6
Expected future increases in salaries		146,285	8.5	(129,539)	(7.6)

9)	As of December 31, 2015 the maturity of the expected benefit payments are as follows:

(in millions of Won)		Within 1 year	1 year - 5 years	5 years - years	10 years - 20 years	After 20 years	Total
Benefits paid	~~W~~	45,551	360,419	717,505	854,499	325,483	2,303,457

The maturity analysis of the defined benefit obligation was nominal amounts of defined benefit obligations using expected remaining working lives of employees.

POSCO and Subsidiaries

Notes to the Consolidated Financial Statements, Continued

As of December 31, 2015 and 2014

22.	Other Liabilities

Other liabilities as of December 31, 2015 and 2014 are as follows:

(in millions of Won)		2015	2014
Current
Due to customers for contract work	~~W~~	812,120	1,041,946
Advances received		780,357	763,168
Unearned revenue		11,684	21,627
Withholdings		153,562	167,002
Others		31,129	236,021

	~~W~~	1,788,852	2,229,764

Non-current
Advances received	~~W~~	—	108,496
Unearned revenue		20,838	1,170
Others		56,935	45,987

	~~W~~	77,773	155,653

23.	Financial Instruments

(a)	Classification of financial instruments

1)	Financial assets as of December 31, 2015 and 2014 are as follows:

(in millions of Won)		2015	2014
Financial assets at fair value through profit or loss
Derivatives assets held for trading	~~W~~	188,489	96,266
Available-for-sale financial assets		2,209,744	2,420,241
Held-to-maturity financial assets		23,379	17,093
Loans and receivables		20,601,109	19,501,763

	~~W~~	23,022,721	22,035,363

2)	Financial liabilities as of December 31, 2015 and 2014 are as follows:

POSCO and Subsidiaries

Notes to the Consolidated Financial Statements, Continued

As of December 31, 2015 and 2014

(in millions of Won)		2015	2014
Financial liabilities at fair value through profit or loss
Derivatives liabilities held for trading	~~W~~	155,502	149,072

Financial liabilities measured at amortized cost
Trade accounts and notes payable		3,136,446	4,039,255
Borrowings		25,220,231	27,428,257
Financial guarantee liabilities		101,311	53,660
Others		2,197,463	2,101,354

		30,655,451	33,622,526

	~~W~~	30,810,953	33,771,598

3)	Finance income and costs by category of financial instrument for the years ended December 31, 2015 and 2014 were as follows:

①	For the year ended December 31, 2015

		Finance income and costs							Other comprehensive loss
(in millions of Won)		Interest income (expense)	Gain and loss on valuation	Gain and loss on foreign currency	Gain and loss on disposal	Impairment loss	Others	Total
Financial assets at fair value through profit or loss	~~W~~	—	129,949	—	357,715	—	—	487,664	—
Available-for-sale financial		1,956	—	—	138,782	(142,781)	183,712	181,669	(187,854)
Held-to-maturity financial assets		456	—	—	—	—	(688)	(232)	—
Loans and receivables		207,781	—	283,030	(15,406)	—	(217)	475,188	—
Financial liabilities at fair value through profit or loss		—	(46,748)	—	(334,340)	—	—	(381,088)	—
Financial liabilities measured at amortized cost		(788,772)	—	(665,583)	—	—	(138,827)	(1,593,182)	—

	~~W~~	(578,579)	83,201	(382,553)	146,751	(142,781)	43,980	(829,981)	(187,854)

②	For the year ended December 31, 2014

		Finance income and costs							Other comprehensive loss
(in millions of Won)		Interest income (expense)	Gain and loss on valuation	Gain and loss on foreign currency	Gain and loss on disposal	Impairment loss	Others	Total
Financial assets at fair value through profit or loss	~~W~~	—	72,466	—	256,941	—	—	329,407	—
Available-for-sale financial		309	—	—	181,774	(369,723)	47,825	(139,815)	(333,891)
Held-to-maturity financial assets		260	—	—	—	—	(244)	16	—
Loans and receivables		227,685	—	301,623	(20,912)	—	(255)	508,141	—
Financial liabilities at fair value through profit or loss		—	(98,003)	—	(282,638)	—	—	(380,641)	—
Financial liabilities measured at amortized cost		(795,585)	—	(288,513)	(38,594)	—	(19,641)	(1,142,333)	—

	~~W~~	(567,331)	(25,537)	13,110	96,571	(369,723)	27,685	(825,225)	(333,891)

POSCO and Subsidiaries

Notes to the Consolidated Financial Statements, Continued

As of December 31, 2015 and 2014

(b)	Credit risk

1)	Credit risk exposure

The carrying amount of financial assets represents the Company’s maximum exposure to credit risk. The maximum exposure to credit risk as of December 31, 2015 and 2014 are as follows:

(in millions of Won)		2015	2014
Cash and cash equivalents	~~W~~	4,870,185	3,811,202
Financial assets at fair value through profit or loss		188,489	96,266
Available-for-sale financial assets		114,538	125,486
Held-to-maturity financial assets		23,379	17,093
Loans and other receivables		6,014,651	3,825,170
Trade accounts and notes receivable, net		9,595,935	11,786,055
Long-term trade accounts and notes receivable, net		120,338	79,336

	~~W~~	20,927,515	19,740,608

The Company provided financial guarantees for the repayment of loans of associates, joint ventures and third parties. As of December 31, 2015 and 2014, the maximum exposure to credit risk related to the financial guarantees amounted to ~~W~~4,709,050 million and ~~W~~4,780,700 million, respectively.

2)	Impairment losses on financial assets

①	Allowance for doubtful accounts as of December 31, 2015 and 2014 are as follows:

(in millions of Won)		2015	2014
Trade accounts and notes receivable	~~W~~	625,003	605,470
Other accounts receivable		146,031	94,579
Loans		220,966	234,107
Other assets		7,678	19,997

	~~W~~	999,678	954,153

POSCO and Subsidiaries

Notes to the Consolidated Financial Statements, Continued

As of December 31, 2015 and 2014

②	Impairment losses on financial assets for the years ended December 31, 2015 and 2014 were as follows:

(in millions of Won)		2015	2014
Bad debt expenses on trade accounts and notes receivable	~~W~~	189,616	108,933
Other bad debt expenses(*1)		158,071	96,373
Impairment loss on available-for-sale financial assets		142,781	369,723
Impairment loss on held-to-maturity financial assets		1,000	319
Less: Recovery of allowance for other bad debt accounts		(10,452)	—
Less: Recovery of impairment loss on held-to-maturity financial assets		(312)	(75)

	~~W~~	480,704	575,273

(*1)	Other bad debt expenses are mainly related to loans and other accounts receivable.

③	The aging and impairment losses of trade accounts and notes receivable as of December 31, 2015 and 2014 are as follows:

		2015		2014
(in millions of Won)		Trade accounts and notes receivable	Impairment	Trade accounts and notes receivable	Impairment
Not due	~~W~~	6,840,471	55,993	8,721,366	53,093
Over due less than 1 month		1,843,132	5,084	1,867,838	7,171
1 month - 3 months		367,663	1,781	273,981	3,323
3 months - 12 months		421,505	37,719	201,213	16,893
over 12 months		868,505	524,426	1,406,463	524,990

	~~W~~	10,341,276	625,003	12,470,861	605,470

④	The aging and impairment losses of other receivables as of December 31, 2015 and 2014 are as follows:

		2015		2014
(in millions of Won)		Other receivables	Impairment	Other receivables	Impairment
Not due	~~W~~	1,921,274	38,866	2,138,327	97,043
Over due less than 1 month		155,762	17,955	28,806	136
1 month - 3 months		10,285	302	97,165	19,571
3 months - 12 months		76,571	10,556	77,119	7,264
over 12 months		395,200	306,996	447,217	224,669

	~~W~~	2,559,092	374,675	2,788,634	348,683

POSCO and Subsidiaries

Notes to the Consolidated Financial Statements, Continued

As of December 31, 2015 and 2014

⑤	Changes in the allowance for doubtful accounts for the years ended December 31, 2015 and 2014 were as follows:

(in millions of Won)		2015	2014
Beginning	~~W~~	954,153	661,651
Bad debt expenses		189,616	108,933
Other bad debt expenses		147,619	96,373
Others		(291,710)	87,196

Ending	~~W~~	999,678	954,153

(c)	Liquidity risk

1)	Contractual maturities for non-derivative financial liabilities, including estimated interest, are as follows:

(in millions of Won)		Book value	Contractual cash flow	Within 1 year	1 year - 5 years	After 5 years
Trade accounts and notes payable	~~W~~	3,136,446	3,136,446	3,125,348	11,098	—
Borrowings		25,220,231	28,220,022	13,038,808	9,799,089	5,382,125
Financial guarantee liabilities(*1)		101,311	4,709,050	4,709,050	—	—
Other financial liabilities		2,197,463	2,197,462	2,062,992	134,470	—

	~~W~~	30,655,451	38,262,980	22,936,198	9,944,657	5,382,125

(*1)	For issued financial guarantee contracts, the maximum amount of the guarantee is allocated to the earliest period in which the guarantee could be called.

2)	The maturity analysis of derivative financial liabilities is as follows:

(in millions of Won)		Within 1 year	1 year - 5 years	Total
Currency forward	~~W~~	50,383	3,642	54,025
Currency futures		9,051	—	9,051
Currency swaps		30,777	30,847	61,624
Interest swaps		1,236	3,172	4,408
Other forwards		26,394	—	26,394

	~~W~~	117,841	37,661	155,502

POSCO and Subsidiaries

Notes to the Consolidated Financial Statements, Continued

As of December 31, 2015 and 2014

(d)	Currency risk

1)	The Company has exposure to the risk that the fair value or future cash flows of a financial instrument will fluctuate because of the changes in foreign exchange rates. The exposure to currency risk as of December 31, 2015 and 2014 are as follows:

		2015		2014
(in millions of Won)		Assets	Liabilities	Assets	Liabilities
USD	~~W~~	5,535,915	7,196,614	4,771,164	8,328,804
EUR		433,686	657,734	387,102	683,685
JPY		64,495	1,036,545	185,891	1,145,643
Others		181,091	92,881	140,699	45,414

2)	As of December 31, 2015 and 2014, provided that functional currency against foreign currencies other than functional currency hypothetically strengthens or weakens by 10%, the changes in gain or loss during the years ended December 31, 2015 and 2014 were as follows:

		2015		2014
(in millions of Won)		10% increase	10% decrease	10% increase	10% decrease
USD	~~W~~	(166,070)	166,070	(355,764)	355,764
EUR		(22,405)	22,405	(29,658)	29,658
JPY		(97,205)	97,205	(95,975)	95,975

(e)	Interest rate risk

1)	The carrying amount of interest-bearing financial instruments as of December 31, 2015 and 2014 are as follows:

(in millions of Won)		2015	2014
Fixed rate
Financial assets	~~W~~	9,686,358	6,250,418
Financial liabilities		(13,391,233)	(17,258,183)

	~~W~~	(3,704,875)	(11,007,765)

Variable rate
Financial liabilities	~~W~~	(11,828,998)	(10,170,074)

2)	Sensitivity analysis on the fair value of financial instruments with fixed interest rate

The Company does not account for any fixed rate financial assets and liabilities at fair value through profit or loss, and the Company does not designate derivatives (interest rate swaps) as hedging instruments under a fair value hedge accounting model. Therefore a change in interest rates at the reporting date would not affect profit or loss.

3)	Sensitivity analysis on the cash flows of financial instruments with variable interest rate

POSCO and Subsidiaries

Notes to the Consolidated Financial Statements, Continued

As of December 31, 2015 and 2014

As of December 31, 2015 and 2014, provided that other factors remain the same and the interest rate of borrowings with floating rates increases or decreases by 1%, the changes in interest expense for the years ended December 31, 2015 and 2014 were as follows:

		2015		2014
(in millions of Won)		1% increase	1% decrease	1% increase	1% decrease
Variable rate financial instruments	~~W~~	(118,290)	118,290	(101,701)	101,701

(f)	Fair value

1)	Fair value and book value

The carrying amount and the fair value of financial instruments as of December 31, 2015 and 2014 are as follows:

		2015		2014
(in millions of Won)		Book value	Fair value	Book value	Fair value
Assets measured at fair value
Available-for-sale financial assets(*1)	~~W~~	1,854,784	1,854,784	1,963,289	1,963,289
Derivatives assets held for trading(*2)		188,489	188,489	96,266	96,266

		2,043,273	2,043,273	2,059,555	2,059,555

Assets measured at amortized cost(*3)
Cash and cash equivalents		4,870,185	4,870,185	3,811,202	3,811,202
Trade accounts and notes receivable, net		9,716,273	9,716,273	11,865,391	11,865,391
Loans and other receivables, net		6,014,651	6,014,651	3,825,170	3,825,170
Held-to-maturity financial assets		23,379	23,379	17,093	17,093

		20,624,488	20,624,488	19,518,856	19,518,856

Liabilities measured at fair value
Derivatives liabilities held for trading(*2)		155,502	155,502	149,072	149,072
Liabilities measured at amortized cost(*3)
Trade accounts and notes payable		3,136,446	3,136,446	4,039,255	4,039,255
Borrowings		25,220,231	25,413,577	27,428,257	27,756,615
Financial guarantee liabilities		101,311	101,311	53,660	53,660
Others		2,197,463	2,197,463	2,101,354	2,101,354

	~~W~~	30,655,451	30,848,797	33,622,526	33,950,884

(*1)	The fair value of available-for-sale financial assets publicly traded is measured at the closing bid price quoted at the end of the reporting period. Meanwhile, the fair value of unquoted available-for-sale financial assets is calculated using the valuation results from an external pricing service in which weighted average cost of capital of evaluated companies are used as discount rates. Available-for-sale financial assets which are not measured at fair value are not included.
(*2)	The fair value of derivatives is measured using valuation models such as Black-Scholes model, binominal lattice model and others in which the market yields on government bonds are used as discount rates.
(*3)	The fair value of financial assets and liabilities measured at amortized cost is determined at the present value of estimated future cash flows discounted at the current market interest rate. The fair value is calculated for the disclosures in the notes. On the other hand, the Company has not performed fair value measurement for the financial assets and liabilities measured at amortized cost except borrowings since their carrying amounts approximate fair value.

POSCO and Subsidiaries

Notes to the Consolidated Financial Statements, Continued

As of December 31, 2015 and 2014

2)	Interest rates used for determining fair value

Interest rates used to discount estimated cash flows as of December 31, 2015 and 2014 are as follows:

	2015	2014
Borrowings	0.64% ~ 3.74%	0.22% ~ 4.92%

3)	The fair value hierarchy

①	The fair values of financial instruments by fair value hierarchy as of December 31, 2015 and 2014 are as follows:

a.	December 31, 2015

(in millions of Won)		Level 1	Level 2	Level 3	Total
Financial assets
Available-for-sale financial assets	~~W~~	1,458,551	—	396,233	1,854,784
Derivatives assets held for trading		—	110,197	78,292	188,489

		1,458,551	110,197	474,525	2,043,273

Financial liabilities
Derivatives liabilities held for trading	~~W~~	—	147,384	8,118	155,502

b.	December 31, 2014

(in millions of Won)		Level 1	Level 2	Level 3	Total
Financial assets
Available-for-sale financial assets	~~W~~	1,808,384	—	154,905	1,963,289
Derivatives assets held for trading		—	96,266	—	96,266

		1,808,384	96,266	154,905	2,059,555

Financial liabilities
Derivatives liabilities held for trading	~~W~~	—	149,072	—	149,072

②	Changes in fair value of financial instruments classified as Level 3 for the years ended December 31, 2015 and 2014 were as follows:

POSCO and Subsidiaries

Notes to the Consolidated Financial Statements, Continued

As of December 31, 2015 and 2014

(in millions of Won)		2015	2014
Beginning	~~W~~	154,905	744,031
Valuation		7,753	(60,445)
Acquisition and others(*1)		381,960	65,232
Disposal and others(*1,2)		(78,211)	(593,913)

Ending	~~W~~	466,407	154,905

(*1)	Included transferred amount due to change in fair value hierarchy.
(*2)	Included ~~W~~580,062 million transfer to assets held for sale for the year ended December 31, 2014.

(g)	Offsetting financial assets and financial liabilities

As of December 31, 2015 and 2014, financial assets and financial liabilities subject to offsetting, enforceable master netting arrangements and similar agreements are as follows:

1)	December 31, 2015

(in millions of Won)		Gross amounts of recognized financial instruments	Gross amounts of recognized financial instruments set off in the statement of financial position	Net amounts of financial instruments presented in the statement of financial position	Related amounts not set off in the statement of financial position		Net amount
					Financial instruments	Cash collateral received or pledged
Financial assets
Trade accounts and notes receivable	~~W~~	846,676	—	846,676	(846,676)	—	—
Derivatives(*1)		73,471	—	73,471	(68,783)	—	4,688

		920,147	—	920,147	(915,459)	—	4,688

Financial liabilities
Short-term borrowings		846,676	—	846,676	(846,676)	—	—
Derivatives(*1)		122,274	—	122,274	(68,783)	(1,349)	52,142

	~~W~~	968,950	—	968,950	(915,459)	(1,349)	52,142

(*1)	Some of the derivative contracts are made under International Swaps and Derivatives Association (ISDA) master netting agreements. In general, under such agreements the amounts owed by each counter party on a single day in respect of all transactions outstanding in the same currency are aggregated into a single net amount that is payable by one party to the other. In certain circumstances (i.e. when a default occurs), all standing transactions under the agreement are terminated, the termination value is assessed and only a single amount is payable in settlement of all transactions.

POSCO and Subsidiaries

Notes to the Consolidated Financial Statements, Continued

As of December 31, 2015 and 2014

2)	December 31, 2014

(in millions of Won)		Gross amounts of recognized financial instruments	Gross amounts of recognized financial instruments set off in the statement of financial position	Net amounts of financial instruments presented in the statement of financial position	Related amounts not set off in the statement of financial position		Net amount
					Financial instruments	Cash collateral received or pledged
Financial assets
Trade accounts and notes receivable	~~W~~	2,030,342	—	2,030,342	(2,030,342)	—	—
Derivatives		79,286	—	79,286	(56,714)	—	22,572

		2,109,628	—	2,109,628	(2,087,056)	—	22,572

Financial liabilities
Short-term borrowings		2,030,342	—	2,030,342	(2,030,342)	—	—
Derivatives		128,980	—	128,980	(56,714)	(6,912)	65,354

	~~W~~	2,159,322	—	2,159,322	(2,087,056)	(6,912)	65,354

24.	Share Capital and Capital Surplus

(a)	Share capital as of December 31, 2015 and 2014 are as follows:

(Share, in Won)		2015	2014
Authorized shares		200,000,000	200,000,000
Par value	~~W~~	5,000	5,000
Issued shares(*1)		87,186,835	87,186,835
Shared capital(*2)	~~W~~	482,403,125,000	482,403,125,000

(*1)	As of December 31, 2015, total shares of ADRs of 49,982,260 are equivalent to 12,495,565 of common stock.
(*2)	As of December 31, 2015, the difference between the ending balance of common stock and the par value of issued common stock is ~~W~~46,469 million due to retirement of 9,293,790 treasury stocks.

(b)	The changes in issued common stock for the years ended December 31, 2015 and 2014 were as follows:

	2015			2014
(share)	Issued shares	Treasury shares	Number of Outstanding shares	Issued shares	Treasury shares	Number of Outstanding shares
Beginning	87,186,835	(7,193,807)	79,993,028	87,186,835	(7,403,211)	79,783,624
Disposal of treasury shares	—	2,620	2,620	—	209,404	209,404
Ending	87,186,835	(7,191,187)	79,995,648	87,186,835	(7,193,807)	79,993,028

(c)	Capital surplus as of December 31, 2015 and 2014 are as follows:

(in millions of Won)		2015	2014
Share premium	~~W~~	463,825	463,825
Gain on disposal of treasury shares		783,756	783,791
Other capital surplus (deficit)		136,042	(163,898)

	~~W~~	1,383,623	1,083,718

POSCO and Subsidiaries

Notes to the Consolidated Financial Statements, Continued

As of December 31, 2015 and 2014

25.	Hybrid Bonds

(a)	Hybrid bonds classified as equity as of December 31, 2015 and 2014 are as follows:

(in millions of Won)	Date of issue	Date of maturity	Interest rate (%)		2015	2014
Hybrid bond 1-1(*1)	2013-06-13	2043-06-13	4.30	~~W~~	800,000	800,000
Hybrid bond 1-2(*1)	2013-06-13	2043-06-13	4.60		200,000	200,000
Issuance cost					(3,081)	(3,081)

				~~W~~	996,919	996,919

(*1)	Details of hybrid bonds as of December 31, 2015 are as follows:

(in millions of Won)	Hybrid bond 1-1	Hybrid bond 1-2
Issue price	800,000	200,000
Maturity date	30 years (The Company has a right to extend the maturity date)	30 years (The Company has a right to extend the maturity date)
Interest rate	Issue date ~ 2018-06-12 : 4.3% reset every 5 years as follows;	Issue date ~ 2023-06-12 : 4.6% reset every 10 years as follows;
	• After 5 years : return on government bond (5 years) + 1.3%	• After 10 years : return on government bond (10 years) + 1.4%
	• After 10 years : additionally +0.25% according to Step-up clauses	• After 10 years : additionally +0.25% according to Step-up clauses
	• After 25 years : additionally +0.75%	• After 30 years : additionally +0.75%
Interest payments condition	Quarterly	Quarterly
	(Optional deferral of interest payment is available to the Company)	(Optional deferral of interest payment is available to the Company)
Others	The Company can call the hybrid bond at year 5 and interest payment date afterwards	The Company can call the hybrid bond at year 10 and interest payment date afterwards

The interest accumulated but not paid on the hybrid bonds as of December 31, 2015 amounts to ~~W~~2,276 million.

POSCO and Subsidiaries

Notes to the Consolidated Financial Statements, Continued

As of December 31, 2015 and 2014

(b)	POSCO ENERGY Co., Ltd., a subsidiary of the Company, issued hybrid bonds, which are classified as non-controlling interests in the consolidated financial statements. Hybrid bonds as of December 31, 2015 and 2014 are as follows:

(in millions of Won)	Date of issue	Date of maturity	Interest rate (%)		2015	2014
Hybrid bond 1-1(*1)	2013-08-29	2043-08-29	4.66	~~W~~	165,000	165,000
Hybrid bond 1-2(*1)	2013-08-29	2043-08-29	4.72		165,000	165,000
Hybrid bond 1-3(*1)	2013-08-29	2043-08-29	4.72		30,000	30,000
Hybrid bond 1-4(*1)	2013-08-29	2043-08-29	5.21		140,000	140,000
Issuance cost					(1,532)	(1,532)

				~~W~~	498,468	498,468

(*1)	Details of hybrid bonds of POSCO ENERGY Co., Ltd .as of December 31, 2015 are as follows:

(in millions of Won)	Hybrid bond 1-1	Hybrid bond 1-2 and 1-3	Hybrid bond 1-4
Issue price	165,000	195,000	140,000
Maturity date	30 years (The Company has a right to extend the maturity date)	30 years (The Company has a right to extend the maturity date)	30 years (The Company has a right to extend the maturity date)
Interest rate	Issue date ~ 2018-08-29 : 4.66% reset every 5 years as follows;	Issue date ~ 2018-08-29 : 4.72% reset every 5 years as follows;	Issue date ~ 2018-08-29 : 5.21% reset every 5 years as follows;
	• After 5 years : return on government bond (5 years) + 1.39%	• After 5 years : return on government bond (5 years) + 1.45%	• After 5 years : return on government bond (5 years) + 1.55%
	• After 10 years : additionally +0.25% according to Step-up clauses	• After 10 years : additionally +0.25% according to Step-up clauses	• After 10 years : additionally +0.25% according to Step-up clauses
	• After 30 years : additionally +0.75%	• After 30 years : additionally +0.75%	• After 30 years : additionally +0.75%
Interest payments condition	Quarterly	Quarterly	Quarterly
	(Optional deferral of interest payment is available to the Company)	(Optional deferral of interest payment is available to the Company)	(Optional deferral of interest payment is available to the Company)
Others	The Company can call the hybrid bond at year 5 and interest payment date afterwards	The Company can call the hybrid bond at year 5 and interest payment date afterwards	The Company can call the hybrid bond at year 5 and interest payment date afterwards

The interest accumulated but not paid on the hybrid bonds as of December 31, 2015 amounts to ~~W~~2,125 million.

26.	Reserves

(a)	Reserves as of December 31, 2015 and 2014 are as follows:

(in millions of Won)		2015	2014
Accumulated comprehensive loss of investments in associates and joint ventures	~~W~~	(426,360)	(344,942)
Changes in the unrealized fair value of available-for-sale investments		(38,294)	144,783
foreign currency translation differences		(109,646)	(187,740)
Others		(20,456)	(20,874)

	~~W~~	(594,756)	(408,773)

POSCO and Subsidiaries

Notes to the Consolidated Financial Statements, Continued

As of December 31, 2015 and 2014

(b)	Changes in fair value of available-for-sale investments for the years ended December 31, 2015 and 2014 were as follows:

(in millions of Won)		2015	2014
Beginning balance	~~W~~	144,783	480,409
Changes in the unrealized fair value of available-for-sale investments		(236,752)	(411,671)
Reclassification to profit or loss upon disposal		(45,817)	(176,124)
Impairment of available-for-sale investments		94,487	267,920
Others		5,005	(15,751)

Ending balance	~~W~~	(38,294)	144,783

27.	Treasury Shares

Based on the Board of Directors’ resolution, the Company holds treasury shares for business purposes including price stabilization. The changes in treasury shares for the years ended December 31, 2015 and 2014 were as follows:

	2015			2014
(shares, in millions of Won)	Number of shares	Amount		Number of shares	Amount
Beginning	7,193,807	~~W~~	1,534,457	7,403,211	~~W~~	1,579,124
Disposal of treasury shares	(2,620)		(559)	(209,404)		(44,667)

Ending	7,191,187	~~W~~	1,533,898	7,193,807	~~W~~	1,534,457

28.	Revenue

Details of revenue for the years ended December 31, 2015 and 2014 were as follows:

(in millions of Won)		2015	2014
Sales of goods	~~W~~	47,018,466	53,636,957
Service sales		2,489,447	2,962,404
Construction sales		8,216,531	8,137,773
Rental income		11,757	18,876
Others		456,144	342,435

	~~W~~	58,192,345	65,098,445

POSCO and Subsidiaries

Notes to the Consolidated Financial Statements, Continued

As of December 31, 2015 and 2014

29.	Construction Contracts

(a)	Construction contracts in progress as of December 31, 2015 and 2014 were as follows:

(in millions of Won)		2015	2014
Aggregate amount of costs incurred	~~W~~	19,098,409	12,235,027
Add: Recognized profits		1,409,487	801,060
Less: Recognized losses		(447,467)	(449,227)
Cumulative construction revenue		20,060,429	12,586,860
Less: Progress billing		(19,609,425)	(12,039,346)
Others		(45,093)	(61,033)

	~~W~~	405,911	486,481

(b)	Unbilled amount due from customers and due to customers for contract work as of December 31, 2015 and 2014 are as follows:

(in millions of Won)		2015	2014
Unbilled due from customers for contract work	~~W~~	1,218,031	1,528,427
Due to customers for contract work		(812,120)	(1,041,946)

	~~W~~	405,911	486,481

(c)	When the outcome of a construction contract can be estimated reliably, contract revenue is recognized in profit or loss in proportion to the stage of completion of the contract. The Company estimates the stage of completion of the contract based on the proportion that contract costs incurred for work performed to date bear to the estimated total contract costs.

The estimated total contract costs are based on the nature and characteristics of an individual contract, historical costs of similar projects, and current circumstances. Only those contract costs that reflect work performed are included in costs incurred to date.

The following are the key assumptions for the estimated contract cost.

Key assumptions for the estimation
Material	Estimations based on recent purchasing contracts, market price and quoted price
Labor cost	Estimations based on standard monthly and daily labor cost
Outsourcing cost	Estimations based on the historical costs of similar projects, market price and quoted price

Management continually reviews all estimates involved in such construction contracts and adjusts them as necessary.

30.	Selling and Administrative Expenses

(a)	Administrative expenses

POSCO and Subsidiaries

Notes to the Consolidated Financial Statements, Continued

As of December 31, 2015 and 2014

Administrative expenses for the years ended December 31, 2015 and 2014 were as follows:

(in millions of Won)		2015	2014
Wages and salaries	~~W~~	810,851	781,433
Expenses related to post-employment benefits		87,293	66,744
Other employee benefits		193,967	174,131
Travel		48,426	50,257
Depreciation		105,470	110,908
Amortization		168,525	162,312
Communication		12,502	9,579
Electricity expenses		9,573	11,746
Taxes and public dues		74,315	55,647
Rental		119,836	137,366
Repairs		11,677	13,924
Entertainment		15,740	17,633
Advertising		90,698	104,485
Research & development		135,508	175,195
Service fees		218,751	215,974
Supplies		9,855	10,856
Vehicles maintenance		10,756	12,685
Industry association fee		12,603	11,856
Conference		16,053	17,620
Contribution to provisions		14,900	16,056
Bad debt expenses		189,616	108,933
Others		38,333	44,416

	~~W~~	2,395,248	2,309,756

POSCO and Subsidiaries

Notes to the Consolidated Financial Statements, Continued

As of December 31, 2015 and 2014

(b)	Selling expenses

Selling expenses for the years ended December 31, 2015 and 2014 were as follows:

(in millions of Won)		2015	2014
Freight and custody expenses	~~W~~	1,531,906	1,551,705
Operating expenses for distribution center		11,021	10,782
Sales commissions		80,165	66,359
Sales advertising		3,220	4,615
Sales promotion		22,443	25,777
Sample		2,576	3,477
Sales insurance premium		30,682	39,538
Contract cost		38,425	49,891
Others		8,518	7,974

	~~W~~	1,728,956	1,760,118

31.	Research and Development Expenditures Recognized as Expenses

Research and development expenditures recognized as expenses for the years ended December 31, 2015 and 2014 were as follows:

(in millions of Won)		2015	2014
Selling and administrative expenses	~~W~~	135,508	175,195
Cost of sales		356,173	353,149

	~~W~~	491,681	528,344

POSCO and Subsidiaries

Notes to the Consolidated Financial Statements, Continued

As of December 31, 2015 and 2014

32.	Finance Income and Costs

Details of finance income and costs for the years ended December 31, 2015 and 2014 were as follows:

(in millions of Won)		2015	2014
Finance income
Interest income	~~W~~	210,193	228,254
Dividend income		183,712	47,825
Gain on foreign currency transactions		1,025,240	1,022,253
Gain on foreign currency translations		466,090	453,471
Gain on derivatives transactions		366,482	327,738
Gain on valuations of derivatives		155,334	73,279
Gain on disposals of available-for-sale financial assets		139,136	236,484
Others		10,886	7,458

	~~W~~	2,557,073	2,396,762

Finance costs
Interest expenses	~~W~~	788,772	795,585
Loss on foreign currency transactions		1,157,161	1,033,723
Loss on foreign currency translations		716,722	428,891
Loss on derivatives transactions		343,118	353,435
Loss on valuation of derivatives		72,133	101,330
Impairment loss on available-for-sale financial assets		142,781	369,723
Others		166,367	139,300

	~~W~~	3,387,054	3,221,987

POSCO and Subsidiaries

Notes to the Consolidated Financial Statements, Continued

As of December 31, 2015 and 2014

33.	Other Non-Operating Income and Expenses

Details of other non-operating income and expenses for the years ended December 31, 2015 and 2014 were as follows:

(in millions of Won)		2015	2014
Other non-operating income
Gain on disposals of assets held for sale	~~W~~	227,956	48,232
Gain on disposals of investment in subsidiaries, associates and joint ventures		88,718	41,258
Gain on disposals of property, plant and equipment		22,730	15,039
Recovery of allowance for other doubtful accounts		10,452	—
Rental revenues		1,019	1,743
Gain on insurance proceeds		14,976	2,924
Others		183,197	160,210

	~~W~~	549,048	269,406

Other non-operating expenses
Impairment loss on assets held for sale	~~W~~	133,547	17,205
Loss on disposals of assets held for sale		190,357	14
Loss on disposals of investment in subsidiaries, associates and joint ventures		18,996	2,556
Loss on disposals of property, plant and equipment		101,732	50,006
Impairment loss on property, plant and equipment		136,269	64,833
Impairment loss on intangible assets		161,412	55,220
Other bad debt expenses		158,071	96,373
Idle tangible asset expenses		12,773	12,214
Impairment loss on other non-current assets		12,264	38,137
Contribution to provisions		18,396	126,601
Donations		62,957	69,544
Others(*1,2)		435,524	446,971

	~~W~~	1,442,298	979,674

(*1)	The Company paid ~~W~~299,037 million in connection with its settlement with Nippon Steel & Sumitomo Metal Corporation for a civil lawsuit regarding improperly acquired trade secrets and patents during the year ended December 31, 2015 (Note 38).
(*2)	As a result of Korea National Tax Service’s periodic audit of tax payments and refunds of the Company, the Company recognized additional tax payments amounting to ~~W~~271,646 million, primarily related to VAT, as other non-operating expense during the year ended December 31, 2014.

POSCO and Subsidiaries

Notes to the Consolidated Financial Statements, Continued

As of December 31, 2015 and 2014

34.	Expenses by Nature

Expenses that are recorded by nature as cost of sales, selling and administrative expenses and other non-operating expenses in the statements of comprehensive income for the years ended December 31, 2015 and 2014 were as follows (excluding finance costs and income tax expense):

(in millions of Won)		2015	2014
Changes in inventories including raw materials and consumables used	~~W~~	9,358,192	9,439,560
Cost of merchandises sold		24,220,580	30,899,849
Employee benefits expenses(*2)		3,472,295	3,197,902
Outsourced processing cost		8,681,271	9,294,977
Electricity expenses		1,251,546	1,370,390
Depreciation expenses(*1)		2,836,663	2,894,609
Amortization expenses		381,583	343,940
Freight and custody expenses		1,531,906	1,551,705
Sales commissions		80,165	66,359
Loss on disposal of property, plant and equipment		101,732	50,006
Impairment loss on property, plant and equipment		136,269	64,833
Impairment loss on goodwill and intangible assets		161,412	55,220
Donations		62,957	69,544
Other expenses		4,948,029	3,565,695

	~~W~~	57,224,600	62,864,589

(*1)	Includes depreciation expense of investment property.
(*2)	The details of employee benefits expenses for the years ended December 31, 2015 and 2014 were as follows:

(in millions of Won)		2015	2014
Wages and salaries	~~W~~	3,186,237	2,931,553
Expenses related to post-employment benefits		286,058	266,349

	~~W~~	3,472,295	3,197,902

35.	Income Taxes

(a)	Income tax expense for the years ended December 31, 2015 and 2014 was as follows:

POSCO and Subsidiaries

Notes to the Consolidated Financial Statements, Continued

As of December 31, 2015 and 2014

(in millions of Won)		2015	2014
Current income taxes	~~W~~	553,041	790,055
Deferred income tax due to temporary differences		(246,500)	(82,075)
Items recorded directly in equity		(29,602)	113,505

Income tax expense	~~W~~	276,939	821,485

(b)	The income taxes credited (charged) directly to equity during the years ended December 31, 2015 and 2014 were as follows:

(in millions of Won)		2015	2014
Net changes in the unrealized fair value of available-for-sale investments	~~W~~	60,077	105,639
Loss (gain) on sale of treasury shares		12	(4,654)
Other capital surplus		(83,746)	—
Others		(5,945)	12,520

	~~W~~	(29,602)	113,505

(c)	The following table reconciles the calculated income tax expense based on POSCO’s statutory rate (24.2%) to the actual amount of taxes recorded by the Company for the years ended December 31, 2015 and 2014.

(in millions of Won)		2015	2014
Profit before income tax expense	~~W~~	180,758	1,378,144
Income tax expense computed at statutory rate		43,281	333,049
Adjustments:
Tax credits		(152,139)	(49,615)
Under (over) provisions from prior years		(47,053)	(463)
Investment in subsidiaries, associates and joint ventures		442,594	371,876
Tax effects due to permanent differences		(26,045)	69,998
Adjustment on prior year tax from tax audit		—	56,257
Tax effects due to amendments to local income tax law		—	39,890
Others		16,301	493

		233,658	488,436

Income tax expense	~~W~~	276,939	821,485

Effective tax rate (%)		153.20%	59.61%

POSCO and Subsidiaries

Notes to the Consolidated Financial Statements, Continued

As of December 31, 2015 and 2014

(d)	The movements in deferred tax assets (liabilities) for the years ended December 31, 2015 and 2014 were as follows:

		2015			2014
(in millions of Won)		Beginning	Inc. (Dec.)	Ending	Beginning	Inc. (Dec.)	Ending
Deferred income tax due to temporary differences
Allowance for doubtful accounts	~~W~~	195,735	6,857	202,592	149,603	46,132	195,735
Reserve for technology developments		(259,033)	81,357	(177,676)	(380,665)	121,632	(259,033)
PP&E - Depreciation		(6,675)	(8,565)	(15,240)	(33,342)	26,667	(6,675)
Share of profit or loss of equity-accounted investees		(96,693)	51,519	(45,174)	(89,305)	(7,388)	(96,693)
Allowance for inventories valuation		1,991	11,382	13,373	(1,522)	3,513	1,991
PP&E - Revaluation		(1,222,599)	(170,902)	(1,393,501)	(1,011,593)	(211,006)	(1,222,599)
Prepaid expenses		17,461	1,719	19,180	28,385	(10,924)	17,461
PP&E - Impairment loss		21,962	(13,907)	8,055	25,518	(3,556)	21,962
Gain or loss on foreign currency translation		(69,112)	39,757	(29,355)	(189,202)	120,090	(69,112)
Defined benefit obligations		120,684	(11,546)	109,138	100,356	20,328	120,684
Plan assets		(53,035)	10,233	(42,802)	(58,666)	5,631	(53,035)
Provision for construction losses		4,953	(4,341)	612	4,273	680	4,953
Provision for construction warranty		20,371	1,233	21,604	16,674	3,697	20,371
Accrued income		(3,691)	(5,291)	(8,982)	(2,915)	(776)	(3,691)
Impairment loss on AFS		172,001	94,473	266,474	133,089	38,912	172,001
Difference in acquisition costs of treasury shares		62,139	(23)	62,116	64,213	(2,074)	62,139
Others		81,310	196,692	278,002	253,822	(172,512)	81,310

		(1,012,231)	280,647	(731,584)	(991,277)	(20,954)	(1,012,231)

Deferred income taxes recognized directly to equity
Loss (gain) on valuation of available-for-sale investments		(10,034)	60,077	50,043	(115,673)	105,639	(10,034)
Others		67,236	(5,945)	61,291	54,716	12,520	67,236

		57,202	54,132	111,334	(60,957)	118,159	57,202

Deferred tax from tax credit
Tax credit carry-forward and others		339,959	(62,698)	277,261	437,642	(97,683)	339,959
Investments in subsidiaries, associates and joint ventures
Investments in subsidiaries, associates and joint ventures		(21,627)	3,538	(18,089)	42,761	(64,388)	(21,627)

	~~W~~	(636,697)	275,619	(361,078)	(571,831)	(64,866)	(636,697)

POSCO and Subsidiaries

Notes to the Consolidated Financial Statements, Continued

As of December 31, 2015 and 2014

(e)	Deferred tax assets and liabilities for the years ended December 31, 2015 and 2014 are as follows:

		2015			2014
(in millions of Won)		Assets	Liabilities	Net	Assets	Liabilities	Net
Deferred income tax due to temporary differences
Allowance for doubtful accounts	~~W~~	202,592	—	202,592	197,159	(1,424)	195,735
Reserve for technology developments		—	(177,676)	(177,676)	—	(259,033)	(259,033)
PP&E - Depreciation		34,575	(49,815)	(15,240)	39,412	(46,087)	(6,675)
Share of profit or loss of equity-accounted investees		52,521	(97,695)	(45,174)	1,389	(98,082)	(96,693)
Allowance for inventories valuation		13,373	—	13,373	7,294	(5,303)	1,991
PP&E - Revaluation		—	(1,393,501)	(1,393,501)	—	(1,222,599)	(1,222,599)
Prepaid expenses		19,180	—	19,180	17,461	—	17,461
PP&E - Impairment loss		8,159	(104)	8,055	23,489	(1,527)	21,962
Gain or loss on foreign currency translation		107,076	(136,431)	(29,355)	83,521	(152,633)	(69,112)
Defined benefit obligations		129,804	(20,666)	109,138	125,758	(5,074)	120,684
Plan assets		—	(42,802)	(42,802)	—	(53,035)	(53,035)
Provision for construction losses		612	—	612	4,953	—	4,953
Provision for construction warranty		21,604	—	21,604	20,371	—	20,371
Accrued income		—	(8,982)	(8,982)	—	(3,691)	(3,691)
Impairment loss on AFS		266,474	—	266,474	172,001	—	172,001
Difference in acquisition costs of treasury shares		62,116	—	62,116	62,139	—	62,139
Others		351,558	(73,556)	278,002	271,421	(190,111)	81,310

		1,269,644	(2,001,228)	(731,584)	1,026,368	(2,038,599)	(1,012,231)

Deferred income taxes recognized directly to equity
Loss (gain) on valuation ofavailable-for-sale investments		218,161	(168,118)	50,043	238,489	(248,523)	(10,034)
Others		76,086	(14,795)	61,291	91,636	(24,400)	67,236

		294,247	(182,913)	111,334	330,125	(272,923)	57,202

Deferred tax from tax credit
Tax credit carry-forward and others		277,261	—	277,261	339,959	—	339,959
Investments in subsidiaries, associates and joint ventures
Investments in subsidiaries, associates and joint ventures		518,326	(536,415)	(18,089)	601,265	(622,892)	(21,627)

	~~W~~	2,359,478	(2,720,556)	(361,078)	2,297,717	(2,934,414)	(636,697)

(f)	As of December 31, 2015, the Company did not recognize income tax effects associated with deductible temporary differences of ~~W~~5,029,818 million (deferred tax assets ~~W~~1,217,216 million) mainly relating to loss of subsidiaries and affiliates because realization is not considered probable. As of December 31, 2015, the Company did not recognize income tax effects associated with taxable temporary differences of ~~W~~3,587,123 million (deferred tax liabilities ~~W~~868,084 million) mainly relating to increase in retained earnings of subsidiaries since it is probable that the temporary difference will not reverse in the foreseeable future.

POSCO and Subsidiaries

Notes to the Consolidated Financial Statements, Continued

As of December 31, 2015 and 2014

36.	Earnings per Share

Basic and diluted earnings per share for the years ended December 31, 2015 and 2014 were as follows:

(Won, except per share information)		2015	2014
Profit attribute to controlling interest	~~W~~	180,646,881,979	626,099,302,937
Interests of hybrid bonds		(33,029,632,499)	(33,048,799,997)
Weighted-average number of common shares outstanding(*1)		79,993,834	79,801,539

Basic and diluted earnings per share	~~W~~	1,845	7,432

(*1)	The weighted-average number of common shares used to calculate basic and diluted earnings per share are as follows:

(shares)	2015	2014
Total number of common shares issued	87,186,835	87,186,835
Weighted-average number of treasury shares	(7,193,001)	(7,385,296)

Weighted-average number of common shares outstanding	79,993,834	79,801,539

Since there were no potential shares of common stock which had dilutive effects as of December 31, 2015 and 2014, diluted earnings per share is equal to basic earnings per share.

POSCO and Subsidiaries

Notes to the Consolidated Financial Statements, Continued

As of December 31, 2015 and 2014

37.	Related Party Transactions

(a)	Significant transactions between the controlling company and related companies for the years ended December 31, 2015 and 2014 were as follows:

1)	For the year ended December 31, 2015

		Sales and others(*1)		Purchase and others(*2)
(in millions of Won)		Sales	Others	Purchase of material	Purchase of fixed assets	Outsourced processing cost	Others
Subsidiaries(*3)
POSCO ENGINEERING & CONSTRUCTION., LTD.	~~W~~	4,441	145	19	427,760	2,250	37,488
POSCO Processing&Service		1,074,826	24	437,626	—	—	2,281
POSCO COATED & COLOR STEEL Co., Ltd.		380,626	—	—	—	9,359	104
POSCO ICT(*4)		1,259	7	—	210,877	29,612	182,745
eNtoB Corporation		—	—	261,989	6,501	130	22,017
POSCO CHEM TECH		436,594	30,343	519,956	9,515	297,183	1,773
POSCO ENERGY CO., LTD.		188,458	1,359	—	—	—	6
POSCO TMC Co., Ltd.		263,242	—	—	—	1,497	1,560
POSCO AST		362,658	15	4,115	—	39,175	1,611
POSHIMETAL Co., Ltd.		10,777	151	145,165	—	—	46
Daewoo International Corporation		3,505,187	34,334	46,675	—	—	480
SeAH Changw on Integrated Special Steel
(formerly, POSCO Specialty Steel Co., Ltd.)(*5)		2,811	176,904	8,239	—	515	75
POSCO PLANTEC Co., Ltd.(*5)		4,280	33	2,544	125,192	15,135	13,649
POSCO Thainox Public Company Limited		268,576	10	5,147	—	—	34
PT. KRAKATAU POSCO		—	—	118,888	—	—	—
POSCO America Corporation		624,549	6	—	—	—	725
POSCO Canada Ltd.		—	—	111,243	—	—	—
POSCO Asia Co., Ltd.		1,822,932	960	269,086	—	513	2,273
Qingdao Pohang Stainless Steel Co., Ltd.		118,845	—	—	—	—	220
POSCO JAPAN Co., Ltd.		1,051,910	9,383	25,957	2,278	201	2,754
POSCO MEXICO S.A. DE C.V.		270,184	80	—	—	—	11
POSCO Maharashtra Steel Private Limited		421,244	752	—	—	—	31
Others(*6)		867,334	14,474	223,393	113,769	212,539	129,506

		11,680,733	268,980	2,180,042	895,892	608,109	399,389

Associates and joint ventures(*3)
SeAH Changw on Integrated Special Steel
(formerly, POSCO Specialty Steel Co., Ltd.)(*5)		6,042	—	3,802	—	419	—
POSCO PLANTEC Co., Ltd.(*5)		147	14	1,017	82,338	3,513	4,676
SNNC		4,673	594	422,420	—	—	—
POSCO-SAMSUNG-Slovakia Processing center		26,379	—	—	—	—	—
Others(*7,8)		28,841	40,600	51,855	—	—	—

		66,082	41,208	479,094	82,338	3,932	4,676

	~~W~~	11,746,815	310,188	2,659,136	978,230	612,041	404,065

(*1)	Sales and others mainly consist of sales of steel products to subsidiaries, associates and joint ventures.
(*2)	Purchases and others mainly consist of subsidiaries’ purchases of construction services and purchases of raw materials to manufacture steel products.
(*3)	As of December 31, 2015, the Company provided guarantees to related parties (Note 38).
(*4)	Others (purchase) mainly consist of service fees related to maintenance and repair of ERP System.
(*5)	Reclassified from subsidiaries to associates (Note 11).

POSCO and Subsidiaries

Notes to the Consolidated Financial Statements, Continued

As of December 31, 2015 and 2014

(*6)	The Company borrowed USD 17.42 million from POSCO-Uruguay S.A, a subsidiary of the Company, and the entire amount was repaid during the year ended December 31, 2015.
(*7)	The Company lent USD 60 million to CSP-Compania Siderurgica do Pecem, an associate of the Company, and the entire amount of loan was collected during the year ended December 31, 2015.
(*8)	The Company collected the loan of USD 3.85 million from LLP POSUK Titanium, an associate of the Company, during the year ended December 31, 2015.

2)	For the year ended December 31, 2014

		Sales and others		Purchase and others
(in millions of Won)		Sales	Others	Purchase of material	Purchase of fixed assets	Outsourced processing cost	Others
Subsidiaries
POSCO ENGINEERING & CONSTRUCTION., LTD.	~~W~~	22,659	16,789	544,202	247,286	3,689	30,852
POSCO Processing & Service		1,075,567	8,649	785,943	—	—	1,681
POSCO COATED & COLOR STEEL Co., Ltd.		444,513	12	—	—	12,313	195
POSCO ICT		929	2,593	356	209,893	26,231	161,173
eNtoB Corporation		—	3	297,119	10,433	137	21,073
POSCO CHEMTECH		532,973	26,537	513,759	5,449	301,149	923
POSCO ENERGY CO., LTD.		177,517	1,230	—	2,263	—	20
POSCO TMC Co., Ltd.		240,318	9	—	—	1,056	1,611
POSCO AST		503,452	5	10,396	—	57,355	2,671
POSHIMETAL Co., Ltd.		11,261	3,660	166,442	—	—	—
Daewoo International Corporation		3,558,652	20,652	90,361	—	—	3,857
SeAH Changwon Integrated Special Steel (formerly, POSCO Specialty Steel Co., Ltd.)(*5)		5,313	201,927	40,124	—	1,939	266
POSCO America Corporation		747,933	2	—	—	—	1,794
POSCO Canada Ltd.		—	—	141,767	—	—	—
POSCO Asia Co., Ltd.		2,167,148	89	169,945	—	10,006	1,969
Qingdao Pohang Stainless Steel Co., Ltd.		79,783	—	—	—	—	19
POSCO JAPAN Co., Ltd.		1,329,947	4	15,165	2,269	3	2,279
POSCO MEXICO S.A. DE C.V.		287,468	929	—	—	—	—
POSCO Maharashtra Steel Private Limited		444,407	6,053	—	—	—	—
Others		980,410	4,149	334,577	66,345	232,682	104,275

		12,610,250	293,292	3,110,156	543,938	646,560	334,658

Associates and joint ventures
POSCO PLANTEC Co., Ltd.(*2)		15,310	64	3,195	119,369	15,777	22,751
SNNC		3,077	5,716	339,991	—	—	5
POSCHROME (PROPRIETARY) LIMITED		—	—	59,241	—	—	—
POSCO-SAMSUNG-Slovakia Processing Center		24,059	—	—	—	—	—
Others(*1)		10,785	41,903	3,668	—	—	—

		53,231	47,683	406,095	119,369	15,777	22,756

	~~W~~	12,663,481	340,975	3,516,251	663,307	662,337	357,414

(*1)	The Company had made loans of USD 3.85 million to LLP POSUK Titanium, an associate of the Company, during the year ended December 31, 2014.
(*2)	It was reclassified from an associate to a subsidiary.

POSCO and Subsidiaries

Notes to the Consolidated Financial Statements, Continued

As of December 31, 2015 and 2014

(b)	The related account balances of significant transactions between the controlling company and related companies as of December 31, 2015 and 2014 are as follows:

1)	December 31, 2015

		Receivables			Payables
(in millions of Won)		Trade accounts and notes receivable	Others	Total	Trade accounts and notes payable	Accounts payable	Others	Total
Subsidiaries
POSCO ENGINEERING & CONSTRUCTION., LTD.	~~W~~	508	30,368	30,876	—	42,159	1,002	43,161
POSCO Processing & Service		74,985	175	75,160	10,868	603	—	11,471
POSCO COATED & COLOR STEEL Co., Ltd.		43,669	66	43,735	—	—	1,262	1,262
POSCO ICT		—	6,832	6,832	1,060	94,865	5,880	101,805
eNtoB Corporation		—	—	—	8,683	14,209	12	22,904
POSCO CHEMTECH		32,670	4,500	37,170	54,636	11,398	18,062	84,096
POSCO ENERGY CO., LTD.		18,680	2,585	21,265	—	—	—	—
POSCO TMC Co., Ltd.		63,521	31	63,552	—	180	195	375
POSCO AST		54,844	54	54,898	—	1,915	3,294	5,209
POSHIMETAL Co., Ltd.		707	9	716	—	10,148	—	10,148
Daewoo International Corporation		144,970	—	144,970	—	—	—	—
POSCO Thainox Public Company Limited		65,152	2	65,154	542	—	—	542
POSCO America Corporation		38,715	—	38,715	—	—	—	—
POSCO Asia Co., Ltd.		299,608	235	299,843	21,198	69	—	21,267
Qingdao Pohang Stainless Steel Co., Ltd.		16,689	—	16,689	—	—	—	—
POSCO MEXICO S.A. DE C.V.		94,588	—	94,588	—	—	—	—
POSCO Maharashtra Steel Private Limited		205,390	20	205,410	—	—	—	—
Others		172,019	5,035	177,054	18,208	45,476	23,985	87,669

		1,326,715	49,912	1,376,627	115,195	221,022	53,692	389,909

Associates and joint ventures
SeAH Changwon Integrated Special Steel (formerly, POSCO Specialty Steel Co., Ltd.)		1,201	—	1,201	161	15	—	176
POSCO PLANTEC Co., Ltd.		123	19	142	1,901	46,159	—	48,060
SNNC		298	20	318	639	2	—	641
Others		740	12,200	12,940	—	145	—	145

		2,362	12,239	14,601	2,701	46,321	—	49,022

	~~W~~	1,329,077	62,151	1,391,228	117,896	267,343	53,692	438,931

POSCO and Subsidiaries

Notes to the Consolidated Financial Statements, Continued

As of December 31, 2015 and 2014

2)	December 31, 2014

		Receivables			Payables
(in millions of Won)		Trade accounts and notes receivable	Others	Total	Trade accounts and notes payable	Accounts payable	Others	Total
Subsidiaries
POSCO ENGINEERING & CONSTRUCTION., LTD.	~~W~~	42	71,967	72,009	—	41,878	—	41,878
POSCO Processing & Service		94,790	92	94,882	15,202	867	—	16,069
POSCO COATED & COLOR STEEL Co., Ltd.		69,314	67	69,381	—	5	1,936	1,941
POSCO ICT		13	103	116	920	70,823	5,425	77,168
eNtoB Corporation		—	—	—	12,564	28,432	43	41,039
POSCO CHEMTECH		49,456	4,283	53,739	57,610	9,890	17,864	85,364
POSCO ENERGY CO., LTD.		17,326	2,809	20,135	—	—	1,962	1,962
POSCO TMC Co., Ltd.		27,429	30	27,459	—	117	115	232
POSCO AST		44,281	54	44,335	—	2,458	3,364	5,822
POSHIMETAL Co., Ltd.		1,269	14	1,283	—	12,846	—	12,846
Daewoo International Corporation		164,029	3,178	167,207	8	210	1	219
SeAH Changwon Integrated Special Steel (formerly, POSCO Specialty Steel Co., Ltd.)		822	201,823	202,645	4,800	140	184	5,124
POSCO America Corporation		57,164	—	57,164	—	1,511	—	1,511
POSCO Asia Co., Ltd.		197,104	221	197,325	10,995	—	—	10,995
POSCO (Thailand) Company Limited		7,407	266	7,673	—	—	—	—
Qingdao Pohang Stainless Steel Co., Ltd.		14,748	41	14,789	—	—	—	—
POSCO MEXICO S.A. DE C.V.		96,800	—	96,800	—	—	—	—
POSCO Maharashtra Steel Private Limited		364,899	7,714	372,613	—	—	—	—
Others		175,567	58,592	234,159	15,494	75,051	29,076	119,621

		1,382,460	351,254	1,733,714	117,593	244,228	59,970	421,791

Associates and joint ventures
SNNC		219	125	344	7,017	—	—	7,017
POSCHROME (PROPRIETARY) LIMITED		—	—	—	1,162	—	—	1,162
LLP POSUK Titanium		—	4,235	4,235	—	—	—	—
Others		258	18	276	234	—	—	234

		477	4,378	4,855	8,413	—	—	8,413

	~~W~~	1,382,937	355,632	1,738,569	126,006	244,228	59,970	430,204

POSCO and Subsidiaries

Notes to the Consolidated Financial Statements, Continued

As of December 31, 2015 and 2014

(c)	Significant transactions between the Company, excluding the controlling company, and related companies for the years ended December 31, 2015 and 2014 were as follows:

1)	December 31, 2015

		Sales and others		Purchase and others
(in millions of Won)		Sales	Others	Purchase of material	Others
Associates and joint ventures
SeAH Changwon Integrated Special Steel (formerly, POSCO Specialty Steel Co., Ltd.)	~~W~~	32,802	—	49,862	1,977
POSCO PLANTEC Co., Ltd.		10,543	—	5,953	6,386
New Songdo International City Development, LLC		420,094	—	—	667
SNNC		32,160	44	6,518	53,260
Posco e&c Songdo International Building		6,278	—	—	25,197
VSC POSCO Steel Corporation		37,416	—	2,395	3
USS-POSCO Industries		353,626	—	1,109	—
CSP - Compania Siderurgica do Pecem		845,979	—	—	—
Zhongyue POSCO (Qinhuangdao) Tinplate Industrial Co., Ltd		68,300	111	70,236	—
BX STEEL POSCO Cold Rolled Sheet Co., Ltd.		3	—	23,320	—
POS-SEAHSTEELWIRE(TIANJIN)CO.,Ltd		9,668	—	—	—
POSCO SeAH Steel Wire(Nantong) Co., Ltd.		30,310	—	4	—
Zhangjiagang Pohang Refractories Co., Ltd.		970	1,248	17,484	2,023
Sebang Steel		—	—	29,007	—
SHANGHAI WAIGAOQIAO FREE TRADE ZONE LANSHENG DAEWOO IN’L TRADING CO., LTD.		214,521	—	3,960	3,190
DMSA/AMSA		800	9,322	241,074	—
South-East Asia Gas Pipeline Company Ltd.		—	47,556	—	—
Others		415,217	17,793	18,518	2,683

	~~W~~	2,478,687	76,074	469,440	95,386

2)	December 31, 2014

		Sales and others		Purchase and others
(in millions of Won)		Sales	Others	Purchase of material	Others
Associates and joint ventures
New Songdo International City Development, LLC	~~W~~	492,134	227	—	58
SNNC		131,181	441	3,798	3,690
Posco e&c Songdo International Building		6,311	—	—	23,502
POSCO PLANTEC Co., Ltd.		20,614	2	1,758	123,720
VSC POSCO Steel Corporation		4,590	660	14,828	—
USS-POSCO Industries		484,007	—	4,003	—
AN KHANH NEW CITY DEVELOPMENT J.V CO., LTD.		3,793	—	—	—
CSP - Compania Siderurgica do Pecem		1,524,040	—	—	—
Zhongyue POSCO (Qinhuangdao) Tinplate Industrial Co., Ltd		140,512	103	110,371	—
POSCO SeAH Steel Wire(Nantong) Co., Ltd.		48,863	—	—	—
Zhangjiagang Pohang Refractories Co., Ltd.		909	377	21,395	2,716
Sebang Steel		—	—	39,908	—
SHANGHAI WAIGAOQIAO FREE TRADE ZONE LANSHENG DAEWOO IN’L TRADING CO., LTD.		219,595	—	—	11,542
DMSA/AMSA		31	7,621	—	—
South-East Asia Gas Pipeline Company Ltd.		—	27,305	—	—
Others		214,661	22,607	41,638	5,287

	~~W~~	3,291,241	59,343	237,699	170,515

POSCO and Subsidiaries

Notes to the Consolidated Financial Statements, Continued

As of December 31, 2015 and 2014

(d)	The related account balances of significant transactions between the Company, excluding the controlling company, and related companies as of December 31, 2015 and December 31, 2014 are as follows:

1)	December 31, 2015

		Receivables				Payables
(in millions of Won)		Trade accounts and notes receivable	Loan	Others	Total	Trade accounts and notes payable	Others	Total
Associates and joint ventures
SeAH Changwon Integrated Special Steel (formerly, POSCO Specialty Steel Co., Ltd.)	~~W~~	8,721	—	—	8,721	3,489	19	3,508
POSCO PLANTEC Co., Ltd.		9,853	—	6	9,859	6,263	8,908	15,171
New Songdo International City Development, LLC		168,646	—	25,964	194,610	—	14	14
Posco e&c Songdo International Building		5,821	—	—	5,821	—	—	—
VSC POSCO Steel Corporation		17,283	—	—	17,283	34	—	34
USS-POSCO Industries		170,170	—	—	170,170	9	—	9
Nickel Mining Company SAS		2,353	17,580	67	20,000	—	—	—
AN KHANH NEW CITY DEVELOPMENT J.V CO., LTD.		63,132	58,600	642	122,374	—	3,982	3,982
CSP - Compania Siderurgica do Pecem		410,005	—	118,112	528,117	—	138,111	138,111
Zhongyue POSCO (Qinhuangdao) Tinplate Industrial Co., Ltd		9,455	10,782	6	20,243	3,999	—	3,999
PT. Batutua Tembaga Raya		—	36,830	—	36,830	—	—	—
POSCO SeAH Steel Wire(Nantong) Co., Ltd.		8,961	11,720	48	20,729	4	—	4
SHANGHAI WAIGAOQIAO FREE TRADE ZONE LANSHENG DAEWOO IN’L TRADING CO.,LTD.		90,195	—	—	90,195	921	—	921
DMSA/AMSA		—	99,854	—	99,854	—	—	—
South-East Asia Gas Pipeline Company Ltd.		—	283,954	—	283,954	—	—	—
Others		192,621	52,034	13,648	258,303	12,591	21,181	33,772

	~~W~~	1,157,216	571,354	158,493	1,887,063	27,310	172,215	199,525

POSCO and Subsidiaries

Notes to the Consolidated Financial Statements, Continued

As of December 31, 2015 and 2014

2)	December 31, 2014

		Receivables				Payables
(in millions of Won)		Trade accounts and notes receivable	Loan	Others	Total	Trade accounts and notes payable	Others	Total
Associates and joint ventures
METAPOLIS Co.,Ltd.	~~W~~	28,437	26,000	6,712	61,149	—	—	—
New Songdo International City Development, LLC		336,796	—	52,969	389,765	—	20	20
SNNC		19,173	—	1,937	21,110	3,395	98	3,493
CHUNGJU ENTERPRISE CITY DEVELOPMENT Co., Ltd.		48,804	—	—	48,804	—	—	—
UI TRANS CORPORATION		33,424	—	—	33,424	—	—	—
USS-POSCO Industries		150,557	—	—	150,557	153	—	153
Nickel Mining Company SAS		609	16,488	58	17,155	—	4,729	4,729
AN KHANH NEW CITY DEVELOPMENT J.V CO., LTD.		51,166	54,960	282	106,408	—	4,020	4,020
CSP - Compania Siderurgica do Pecem		366,914	—	114,041	480,955	—	167,302	167,302
Zhongyue POSCO (Qinhuangdao) Tinplate Industrial Co.,		31,521	11,212	5	42,738	12,000	—	12,000
PT. Batutua Tembaga Raya		—	34,342	—	34,342	—	—	—
POSCO SeAH Steel Wire(Nantong) Co., Ltd.		13,539	10,992	43	24,574	—	—	—
SHANGHAI WAIGAOQIAO FREE TRADE		139,831	—	—	139,831	35	—	35
ZONE LANSHENG DAEWOO IN’L TRADING CO.,LTD.
DMSA/AMSA		4,211	140,544	445	145,200	—	—	—
South-East Asia Gas Pipeline Company Ltd.		—	295,352	—	295,352	—	—	—
Others		80,772	27,170	10,676	118,618	8,402	23,919	32,321

	~~W~~	1,305,754	617,060	187,168	2,109,982	23,985	200,088	224,073

(e)	Significant financial transactions between the Company, excluding the controlling company, and related companies for the years ended December 31, 2015 and 2014 were as follows:

1)	December 31, 2015

(in millions of Won)
		Beginning	Lend	Collect	Others(*2)	Ending
Associates and joint ventures
METAPOLIS Co.,Ltd.	~~W~~	26,000	—	—	—	26,000
DMSA/AMSA(*1)		140,544	21,653	—	(62,343)	99,854
South-East Asia Gas Pipeline Company Ltd.		295,352	—	(29,885)	18,487	283,954
PT. Batutua Tembaga Raya		34,342	—	—	2,488	36,830
PT. Tanggamus Electric Power		1,733	493	—	133	2,359
PT. Wampu Electric Power		—	4,299	—	155	4,454
VSC POSCO Steel Corporation		2,024	—	(2,024)	—	—
PT. POSMI Steel Indonesia		4,397	—	—	291	4,688
Nickel Mining Company SAS		16,488	—	—	1,092	17,580
POSK(Pinghu) Steel Processing Center Co., Ltd.		10,772	—	(5,543)	514	5,743
AN KHANH NEW CITY DEVELOPMENT J.V CO., LTD.		54,960	—	—	3,640	58,600
Zhongyue POSCO (Qinhuangdao)
Tinplate Industrial Co., Ltd		11,212	—	(1,132)	702	10,782
Hamparan Mulia		3,298	—	—	218	3,516
POS-SEAHSTEELWIRE (TIANJIN)CO.,Ltd		4,946	—	—	328	5,274
POSCO SeAH Steel Wire(Nantong) Co., Ltd.		10,992	—	—	728	11,720

	~~W~~	617,060	26,445	(38,584)	(33,567)	571,354

POSCO and Subsidiaries

Notes to the Consolidated Financial Statements, Continued

As of December 31, 2015 and 2014

(*1)	During the year ended December 31, 2015, loans amounting to ~~W~~72,430 have been converted to shares of DMSA/AMSA, and its amount is included in others.
(*2)	Includes adjustments of foreign currency translation differences and others.

2)	December 31, 2014

(in millions of Won)
		Beginning	Lend	Collect	Others(*1)	Ending
Associates and joint ventures
Taegisan Wind Power Corporation	~~W~~	862	3,470	(4,332)	—	—
METAPOLIS Co.,Ltd.		—	26,000	—	—	26,000
DMSA/AMSA		109,583	26,096	—	4,865	140,544
South-East Asia Gas Pipeline Company Ltd.		259,551	26,819	(3,308)	12,290	295,352
PT. Batutua Tembaga Raya		—	34,102	—	240	34,342
PT. Tanggamus Electric Power		—	1,660	—	73	1,733
VSC POSCO Steel Corporation		10,750	—	(8,785)	59	2,024
PT. POSMI Steel Indonesia		4,221	—	—	176	4,397
Nickel Mining Company SAS		—	15,790	—	698	16,488
POSK(Pinghu) Steel Processing Center Co., Ltd.		10,342	—	—	430	10,772
AN KHANH NEW CITY DEVELOPMENT J.V CO., LTD.		52,765	—	—	2,195	54,960
Zhongyue POSCO (Qinhuangdao) Tinplate Industrial Co., Ltd		10,764	—	—	448	11,212
Hamparan Mulia		—	3,158	—	140	3,298
POS-SEAHSTEELWIRE (TIANJIN)CO.,Ltd		—	4,602	—	344	4,946
POSCO SeAH Steel Wire(Nantong) Co., Ltd.		12,664	—	(1,263)	(409)	10,992

	~~W~~	471,502	141,697	(17,688)	21,549	617,060

(*1)	Includes adjustments of foreign currency translation differences and others.

(f)	For the years ended December 31, 2015 and 2014, details of compensation to key management officers were as follows:

(in millions of Won)		2015	2014
Short-term benefits	~~W~~	111,278	116,961
Long-term benefits		19,513	17,242
Retirement benefits		21,850	21,604

	~~W~~	152,641	155,807

Key management officers include directors (including non-standing directors), executive officials and fellow officials who have significant influences and responsibilities in the Company’s business and operations.

38.	Commitments and Contingencies

(a)	Contingent liabilities

Contingent liabilities may develop in a way not initially expected. Therefore, management continuously assesses contingent liabilities to determine whether an outflow of resources embodying economic benefits has become probable. If it becomes probable that an outflow of future economic benefits will be required for an item previously dealt with as a contingent liability, a provision is recognized in the financial statements of the period in which the change in probability occurs (except in the extremely rare circumstances where no reliable estimate can be made).

Management makes estimates and assumptions that affect disclosures of commitments and contingencies. All estimates and assumptions are based on the evaluation of current circumstances and appraisals with the supports of internal specialists or external consultants.

POSCO and Subsidiaries

Notes to the Consolidated Financial Statements, Continued

As of December 31, 2015 and 2014

Management regularly analyzes current information about these matters and provides for probable contingent losses including the estimate of legal expense to resolve the matters. Internal and external lawyers are used for these assessments. In making the decision regarding the need for a provision, management considers whether the Company has an obligation as a result of a past event, whether it is probable that an outflow or cash or other resources embodying economic benefits will be required to settle the obligation and the ability to make a reliable estimate of the amount of the obligation.

(b)	Details of guarantees

Contingent liabilities on outstanding guarantees provided by the Company as of December 31, 2015 are as follows.

(in millions of Won)			Guarantee limit			Guarantee amount

Guarantors	Guarantee beneficiary	Financial institution	Foreign currency		Won equivalent	Foreign currency	Won equivalent
[The Company]
POSCO	POSCO ASSAN TST STEEL INDUSTRY	HSBC and others	USD	146,527,500	171,730	131,874,750	154,557
	POSCO COATED STEEL (THAILAND) CO., LTD.	The Great&CO Co.,Ltd(SPC)	THB	5,501,000,000	178,672	5,501,000,000	178,672
	POSCO Electrical Steel India Private Limited	ING and others	USD	83,784,000	98,195	83,784,000	98,195
	POSCO Investment Co., Ltd.	BOA and others	USD	335,000,000	392,620	272,000,000	318,784
	POSCO Maharashtra Steel Private Limited	Export-Import Bank of Korea and others	USD	566,069,000	663,433	466,562,100	546,811
	POSCO MEXICO S.A. DE C.V.	HSBC and others	USD	284,725,000	333,698	234,725,000	275,098
	POSCO SS-VINA	Export-Import Bank of Korea and others	USD	354,351,050	415,300	354,351,050	415,300
	POSCO VST CO., LTD.	ANZ and others	USD	65,000,000	76,180	40,625,000	47,613
	POSCO(Guangdong) Automotive Steel Co., Ltd.	SMBC and others	USD	65,000,000	76,180	65,000,000	76,180
	POSCO-VIETNAM Co., Ltd.	Export-Import Bank of Korea	USD	196,000,000	229,712	196,000,000	229,712
	PT. KRAKATAU POSCO	Export-Import Bank of Korea and others	USD	1,350,300,000	1,582,552	1,234,532,175	1,446,874
	Zhangjiagang Pohang Stainless Steel Co., Ltd.	MIZUHO and others	USD	130,000,000	152,360	130,000,000	152,360
Daewoo International Corporation	Daewoo International INDIA Private Ltd.	Shinhan Bank	USD	20,000,000	23,440	8,799,114	10,313
	Daewoo Paper Manufacturing Co., Ltd.	HSBC	USD	12,500,000	14,650	12,500,000	14,650
	DAEWOO TEXTILE BUKHARA LLC	Export-Import Bank of Korea	USD	12,000,000	14,064	12,000,000	14,064
	POSCO ASSAN TST STEEL INDUSTRY	ING and others	USD	14,652,750	17,173	14,652,750	17,173
	PT. Bio Inti Agrindo	Export-Import Bank of Korea	USD	59,500,000	69,734	59,500,000	69,734
POSCO ENGINEERING & CONSTRUCTION CO., LTD.	HONG KONG POSCO E&C (CHINA) INVESTMENT Co., Ltd.	Woori Bank and others	USD	147,000,000	172,284	141,500,000	165,838
	POSCO E&C Vietnam Co., Ltd.	Export-Import Bank of Korea	USD	16,500,000	19,338	16,500,000	19,338
	POSCO ENGINEERING & CONSTRUCTION DO BRAZIL LTDA.	HSBC	USD	100,000,000	117,200	100,000,000	117,200
	SANTOSCMI S.A.	SG Bank and others	USD	2,163,000	2,535	2,163,000	2,535
	POSCO Engineering and Construction India Private Limited	Shinhan Bank	USD	70,000,000	82,040	68,500,000	80,282
POSCO ICT	PT.POSCO ICT INDONESIA	POSCO INVESTMENT Co., Ltd.	USD	2,100,000	2,461	2,100,000	2,461

POSCO and Subsidiaries

Notes to the Consolidated Financial Statements, Continued

As of December 31, 2015 and 2014

(in millions of Won)			Guarantee limit			Guarantee amount

Guarantors	Guarantee beneficiary	Financial institution	Foreign currency		Won equivalent	Foreign currency	Won equivalent
POSCO Engineering CO., Ltd	POSCO ENGINEERING (THAILAND) CO., LTD.	HSBC	USD	16,000,000	18,752	16,000,000	18,752
	PT PEN INDONESIA	POSCO INVESTMENT Co., Ltd.	USD	6,000,000	7,032	6,000,000	7,032
POSCO CHEMTECH	KRAKATAU POS-CHEM DONG-SUH CHEMICAL	Hana Bank	USD	5,883,750	6,896	4,247,731	4,978
	PT.Krakatau Posco Chemtech Calcination	KEB Bank	USD	33,600,000	39,379	28,235,294	33,092
POSCO Processing&Service	POSCO Canada Ltd.	Hana Bank	USD	9,363,375	10,974	8,917,500	10,451
	POSCO Gulf SFC LLC	KEB Bank and others	USD	33,000,000	38,676	28,900,000	33,871
DAEWOO TEXTILE BUKHARA LLC	DAEWOO TEXTILE FERGANA LLC	National Bank of Uzbekistan	USD	6,127,060	7,181	6,127,060	7,181
DAEWOO TEXTILE FERGANA LLC	DAEWOO TEXTILE BUKHARA LLC	Bukhara TEX	USD	2,320,273	2,719	2,320,273	2,719
POSCO E&C CHINA CO., LTD.	HONG KONG POSCO E&C (CHINA) INVESTMENT Co., Ltd.	Woori Bank	USD	17,000,000	19,924	13,000,000	15,236
POSCO INVESTMENT Co., Ltd.	Zhangjiagang Pohang Stainless Steel Co., Ltd.	BOA and others	USD	103,000,000	120,716	72,000,000	84,384
POSCO-China Holding Corp.	DONG FANG JIN HONG	Bank of Communications and others	CNY	1,850,000,000	334,018	1,604,614,736	289,713
POSCO-Japan Co., Ltd.	POSCO-JEPC Co., Ltd.	MIZUHO and others	JPY	1,021,811,730	9,932	90,024,190	875
	POSCO-JWPC Co., Ltd.	Higo Bank and others	JPY	974,000,000	9,467	745,600,000	7,247
	Xenesys Inc.	Aozora Bank	JPY	250,000,000	2,430	200,000,000	1,944
POSCO-VIETNAM CO., LTD.	POSCO COMPANIADEAUTOMATIZACION & CONTROL, GENESYS S.A.	Export-Import Bank of Korea	USD	196,000,000	229,712	196,000,000	229,712
SANTOS CMI S.A.		Banco de Guayaquil and others	USD	670,000	785	570,000	668
POSCO COATED & COLOR STEEL Co., Ltd.	Myanmar POSCO C&C Company, Limited.	POSCO INVESTMENT Co., Ltd.	USD	13,986,947	16,393	13,986,947	16,393
PT.POSCO ICT INDONESIA	POSCO LED CO., LTD	UOB	KRW	8,000	8,000	8,000	8,000
POSCO ENERGY CO., LTD.	PT. Krakatau Posco Energy	Export-Import Bank of Korea and others	USD	193,900,000	227,251	169,724,685	198,917
[Associates and joint ventures]
POSCO	CSP - Compania Siderurgica do Pecem	Export-Import Bank of Korea and others	USD	420,000,000	492,239	373,121,694	437,298
		BNDES	BRL	464,060,000	137,366	274,129,418	81,145
	LLP POSUK Titanium	KB Bank	USD	15,000,000	17,580	15,000,000	17,580
Daewoo International Corporation	GLOBAL KOMSCO Daewoo LLC	ICBC and others	USD	8,225,000	9,640	8,225,000	9,640
POSCO ENGINEERING & CONSTRUCTION CO.,LTD.	NSIC and others	Others	KRW	696,600	696,600	687,100	687,100
POSCO ICT	INCHEON GIMPO EXPRESSWAY CO.,LTD	KDB Bank	KRW	100,000	100,000	100,000	100,000
	UI TRANS CORPORATION	KB Bank	KRW	76,000	76,000	76,000	76,000
POSCO CHEM TECH	PT.INDONESIA POS CHEMTECH CHOSUN Ref	KEB Bank	USD	4,500,000	5,274	4,500,000	5,274

POSCO and Subsidiaries

Notes to the Consolidated Financial Statements, Continued

As of December 31, 2015 and 2014

(in millions of Won)			Guarantee limit			Guarantee amount

Guarantors	Guarantee beneficiary	Financial institution	Foreign currency		Won equivalent	Foreign currency	Won equivalent
POSCO Processing&Service	Sebang Steel	Shinhan Bank	JPY	122,500,000	1,191	122,500,000	1,191
DAEWOO (CHINA) CO., LTD.	SHANGHAI LANSHENG DAEWOO CORP.	Bank of Communications	CNY	30,000,000	5,417	30,000,000	5,417
	SHANGHAI WAIGAOQIAO FREE TRADE ZONE LANSHENG DAEWOO IN’L TRADING CO., LTD.	Bank of Communications	CNY	50,000,000	9,028	50,000,000	9,028
[Others]
Daewoo International Corporation	Ambatovy Project Investments Limited and others	Export-Import Bank of korea	USD	115,362,525	135,205	74,482,525	87,294
POSCO ENGINEERING & CONSTRUCTION CO.,LTD.	Ecocity CO.,LTD and others	Others	KRW	768,150	768,150	484,202	484,202
	THE GALE INVESTMENTS COMPANY, L.L.C.	Woori Bank	USD	50,000,000	58,600	50,000,000	58,600
POSCO ICT	Hyochun CO., LTD	Daegu Bank and others	KRW	39,575	39,575	39,575	39,575
	SMS Energy and others	Hana Bank and others	KRW	295,420	295,420	179,313	179,313
	BLT Enterprise and others	Kyobo Life Insurance Co.,Ltd and others	KRW	1,823,015	1,823,015	1,823,015	1,823,015
POSCO Engineering CO., Ltd	SAMJIN SOLAR ENERGY and others	Hana Bank and others	KRW	22,440	22,440	11,966	11,966
Daewoo International Japan Corp.	Daewoo International Japan Corp.	HSBC	JPY	800,000,000	7,776	800,000,000	7,776
HUME COAL PTY LTD	Department of Trade and Investment (NSW Government)	Woori Bank	AUD	804,000	686	804,000	686
POSCO AUSTRALIA PTY LTD	Department of Trade and Investment (NSW Government)	Woori Bank	AUD	8,023,765	6,845	8,023,765	6,845
POSCO(Suzhou) Automotive Processing Center Co.,Ltd.	POS INFRA AUTO	Shinhan Bank	CNY	2,925,000	528	2,242,500	405
			USD	405,000	475	405,000	475

			USD	5,283,516,230	6,192,282	4,739,432,648	5,554,619
			KRW	3,829,200	3,829,200	3,409,171	3,409,171
			CNY	1,932,925,000	348,991	1,686,857,236	304,563
			THB	5,501,000,000	178,672	5,501,000,000	178,672
			JPY	3,168,311,730	30,796	1,958,124,190	19,033
			AUD	8,827,765	7,531	8,827,765	7,531
			BRL	464,060,000	137,366	274,129,418	81,145

POSCO and Subsidiaries

Notes to the Consolidated Financial Statements, Continued

As of December 31, 2015 and 2014

(c)	POSCO ENGINEERING & CONSTRUCTION Co., Ltd. has provided the completion guarantees for Samsung C&T Corporation amounting to ~~W~~1,007,107 million while Samsung C&T Corporation has provided the construction guarantees or payment guarantees on customers’ borrowings on behalf of POSCO ENGINEERING & CONSTRUCTION Co., Ltd. amounting to ~~W~~708,400 million as of December 31, 2015.

(d)	Other commitments

Details of other commitments of the Company as of December 31, 2015 are as follows:

POSCO	POSCO entered into long-term contracts to purchase iron ore, coal, nickel and others. The contracts of iron ore and coal generally have terms of more than three years and the contracts of nickel have terms of more than one year. These contracts provide for periodic price adjustments based on the market price. As of December 31, 2015, 166 million tons of iron ore and 26 million tons of coal remained to be purchased under such long-term contracts.

POSCO entered into an agreement with Tangguh Liquefied Natural Gas (LNG) Consortium in Indonesia to purchase 550 thousand tons of LNG annually for 20 years commencing in August 2005. The purchase price is subject to change, based on changes of the monthly standard oil price (JCC) and with a price ceiling.

As of December 31, 2015, POSCO entered into commitments with Korea National Oil Corporation for long-term foreign currency borrowings, which enables POSCO to borrow up to the amount of USD 24.50 million, USD 8.25 million and USD 6.49 million. The borrowings are related to POSCO’s exploration of gas hydrates in Aral Sea, Uzbekistan, the exploration of gas hydrates in Namangan-Chust and the exploration of gas hydrates in Western Fergana-Chenavard, respectively. The repayment of the borrowings depends on the success of the projects. POSCO is not liable for the repayment of full or part of the amount borrowed if the respective projects fail. POSCO has agreed to pay a certain portion of its profits under certain conditions, as defined by the borrowing agreements. As of December 31, 2015, the ending balance of the borrowing amounts to USD 12.35 million.

POSCO has provided a supplemental funding agreement, as the largest shareholder, as requested from the creditors, including Norddeutsche Landesbank, for seamless funding to POSCO ENERGY Co., Ltd. under construction of new power plant.

POSCO ENGINEERING & CONSTRUCTION CO., LTD.	As of December 31, 2015, POSCO ENGINEERING & CONSTRUCTION CO., LTD. has comprehensive loan agreements of up to ~~W~~253.5 billion and USD 278 million with Woori Bank and ~~W~~90 billion and USD 800 million with KEB Bank. Also, POSCO ENGINEERING & CONSTRUCTION CO., LTD. has bank overdraft agreements of up to ~~W~~20 billion with Woori Bank which is included in the limit of billion comprehensive loan agreements and ~~W~~3 billion with Korea Exchange Bank. Comprehensive loan agreements include bank overdraft up to ~~W~~20 billion of loans on checking account during the day with Woori Bank.

POSCO ICT	As of December 31, 2015, in relation to contract enforcement, POSCO ICT was provided with ~~W~~67,032 million and ~~W~~54,904 million guaranties from Korea Software Financial Cooperative and Seoul Guarantee Insurance, respectively.

POSCO and Subsidiaries

Notes to the Consolidated Financial Statements, Continued

As of December 31, 2015 and 2014

(e)	Litigation in progress

As of December 31, 2015, POSCO and certain subsidiaries are defendants in legal actions arising from the normal course of business.

1)	Civil lawsuits with Nippon Steel & Sumitomo Metal Corporation

In April 2012, Nippon Steel & Sumitomo Metal Corporation (“NSSMC”) filed a civil lawsuit in the Tokyo District Court of Japan against POSCO and POSCO JAPAN Co., Ltd., a subsidiary of POSCO, alleging violation of trade secrets and seeking prohibition on production and sales of grain oriented electrical steel sheets and compensation from the Company of ~~W~~958.4 billion. On September 30, 2015, pursuant to the agreement between POSCO and NSSMC, the pending lawsuit filed by NSSMC was withdrawn, along with all related lawsuits to strengthen the strategic partnership between the two companies. On the same date, the Company paid ~~W~~299 billion as the settlement to NSSMC, therefore all litigations were withdrawn and closed.

2)	Other lawsuits and claims

(In millions of Won, in thousands of foreign currencies)

Company	Legal actions	Claim amount		Won equivalent	Description
POSCO	35	KRW	122,008	122,008	Lawsuit on claim for damages and others(*1)
	1	USD	5,410	6,341	Arbitration
Daewoo International Corporation	1	EUR	3,270	4,187	Lawsuit on claim for payment
	1	INR	4,458,849	78,610	Lawsuit on claim for payment on guarantees(*1)
	9	KRW	11,296	11,296	Lawsuit on claim for payment and others
	6	USD	19,249	22,560	Lawsuit on claim for payment and others(*1)
POSCO ENGINEERING & CONSTRUCTION., LTD.	60	KRW	146,545	146,545	Lawsuit on claim for payment on rent fees by PSIB and others
POSCO Processing&Service	2	KRW	151	151	Revoking of fraudulent act and others and others(*1)
POSCO Engineering CO.,Ltd	13	KRW	116,557	116,557	Lawsuit on claim for payment and others(*1)
POSCO COATED & COLOR STEEL Co., Ltd.	1	KRW	200	200	Lawsuit on claim for payment and others
POSCO ICT	10	KRW	11,233	11,233	Lawsuit on claim for payment on construction and others
POSCO America Corporation	1	USD	—	—	Lawsuit on claim for anti-trust and others
POSCO M-TECH	3	KRW	1,030	1,030	Lawsuit on claim for payment and others
POSCO ENERGY CO., LTD.	1	KRW	5,000	5,000	Lawsuit on claim for payment and revocation of electricity supply contract
POSCO E&C CHINA CO., LTD.	2	CNY	3,338	603	Lawsuit on claim for payment of reserve for construction warranty
	1	KRW	3,305	3,305	Lawsuit on claim for payment on construction
Daewoo International (America) Corp.	2	USD	10,456	12,254	Lawsuit on claim clam for indemnification damages and others
POSPOWER Co., Ltd.	2	KRW	10,667	10,667	Lawsuit on claim for payment on service contract
POSCO TNPC Otomotiv Celik San. Ve Tic. A.S	2	TRY	—	—	Lawsuit on claim for unfair dismissal
SPFC CO.,LTD	1	KRW	4,717	4,717	Lawsuit on claim for payment
BLUE O&M	1	KRW	—	—	Charges under occupation safety and health acts
POSCO CHEMTECH	1	KRW	657	657	Lawsuit on claim for payment on construction
PT. KRAKATAU POSCO	2	IDR	180,096,201	15,308	Lawsuit on claim for payment on construction and others
SANTOS CMI S.A.	1	USD	322	377	Lawsuit on claim for dismissal payment
POSCO ENGINEERING & CONSTRUCTION DO BRAZIL LTDA.	18	BRL	22,309	6,604	Lawsuit on claim for payment and others
POSCO E&C VIETNAM CO., LTD.	2	USD	39	46	Lawsuit on claim for severance payment and others
POSCO-TISCO (JILIN) PROCESSING CENTER CO., LTD.	1	CNY	1,682	304	Lawsuit over execution of long-term note receivables
Brazil Sao Paulo Steel Processing Center	4	BRL	979	290	Lawsuit on claim for payment on construction and others

(*1)	The Company made a reliable estimate in 9 lawsuits by considering the possibility and amount of outflow of resources and recognized ~~W~~46,001 million as provision for legal contingencies and claims.

For all the other lawsuits and claims, management does not believe the Company has any present obligations and therefore, the Company has not recognized any provisions as of December 31, 2015 for the matters.

POSCO and Subsidiaries

Notes to the Consolidated Financial Statements, Continued

As of December 31, 2015 and 2014

(f)	Other contingencies

POSCO	POSCO has provided two blank checks to Korea Resources Corporation as collateral for long-term domestic borrowings, and has provided six blank promissory notes and three blank checks to Korea National Oil Corporation as collateral for long-term foreign currency borrowings.

Daewoo International Corporation	As of December 31, 2015, Daewoo International Corporation has provided forty-five blank promissory notes and seventeen blank checks to Korea National Oil Corporation as collateral for the guarantee on performance for contracts and others.

POSCO ENGINEERING & CONSTRUCTION CO., LTD.	As of December 31, 2015, POSCO ENGINEERING & CONSTRUCTION CO., LTD. has provided eight blank promissory notes and thirty-five blank checks as collateral for agreements and outstanding loans.

POSCO ICT	As of December 31, 2015, POSCO ICT has provided two blank promissory notes and sixteen blank checks to financial institutions as collateral for the guarantee on performance for contracts and others.

39.	Cash Flows from Operating Activities

Adjustments for operating cash flows for the years ended December 31, 2015 and 2014 were as follows:

(in millions of Won)		2015	2014
Trade accounts and notes receivable	~~W~~	1,686,910	(239,214)
Other receivables		259,741	(27,601)
Inventories		2,095,732	(780,582)
Other current assets		42,131	242,170
Other non-current assets		72,826	(53,225)
Trade accounts and notes payable		(894,129)	(385,914)
Other payables		39,811	201,191
Other current liabilities		(182,518)	(402,574)
Provisions		(119,172)	(63,884)
Payments severance benefits		(157,983)	(160,792)
Plan assets		(115,274)	(164,515)
Other non-current liabilities		25,964	(79,032)

	~~W~~	2,754,039	(1,913,972)

POSCO and Subsidiaries

Notes to the Consolidated Financial Statements, Continued

As of December 31, 2015 and 2014

40.	Non-Cash Transactions

Significant non-cash transactions for the years ended December 31, 2015 and 2014 were as follows:

(in millions of Won)		2015	2014
Acquisition of available-for-sale investment through exchanging shares	~~W~~	295,398	—
Transferred to assets held for sale		933,530	2,213,673
Transferred to liabilities related to assets held for sale		169,312	621,303

41.	Operating Segments

(a)	The Company’s operating businesses are organized based on the nature of markets and customers. The Company has four reportable operating segments—steel, construction, trading and others. The steel segment includes production of steel products and revenue of such products. The construction segment includes planning, designing and construction of industrial plants, civil engineering projects and commercial and residential buildings, both in Korea and overseas. The trading segment consists of exporting and importing a wide range of steel products and raw materials that are both obtained from and supplied to POSCO, as well as between other suppliers and purchasers in Korea and overseas. Other segments include power generation, liquefied natural gas production, network and system integration and logistics. The policies of classification and measurement on operating segments were the same as those that applied to the consolidated financial statements as of and for the year ended December 31, 2014.

(b)	Information about reportable segments as of and for the years ended December 31, 2015 and 2014 was as follows:

1)	As of and for the year ended December 31, 2015

(in millions of Won)		Steel	Trading	Construction	Others	Total
External revenues	~~W~~	28,292,824	18,315,487	8,515,780	3,068,254	58,192,345
Internal revenues		16,543,951	8,692,020	1,352,067	2,691,361	29,279,399
Including inter segment revenue		9,146,808	4,480,744	1,090,193	2,571,219	17,288,964
Total revenues		44,836,775	27,007,507	9,867,847	5,759,615	87,471,744
Interest income		139,821	55,630	27,134	16,173	238,758
Interest expenses		(560,767)	(76,672)	(91,742)	(141,095)	(870,276)
Depreciation and amortization		(2,782,680)	(166,814)	(50,605)	(282,817)	(3,282,916)
Impairment loss on property, plant and equipment and others		(243,828)	(17,281)	(28,345)	(22,979)	(312,433)
Impairment loss on available-for-sale investments		(151,503)	(1,410)	(47,616)	(40,261)	(240,790)
Share of loss of equity-accounted investees, net		(562,133)	(212,535)	(25,223)	(22,618)	(822,509)
Income tax expense		(390,000)	(4,772)	(30,615)	(18,718)	(444,105)
Segment profit (loss)		181,495	38,843	(275,651)	(65,570)	(120,883)
Segment assets		70,102,972	12,160,406	9,997,683	10,962,594	103,223,655
Investment in subsidiaries, associates and joint ventures		17,457,391	1,097,971	1,076,024	1,186,307	20,817,693
Acquisition of non-current assets		2,102,674	303,753	276,863	345,971	3,029,261
Segment liabilities		21,078,613	8,953,410	5,716,550	6,472,925	42,221,498

POSCO and Subsidiaries

Notes to the Consolidated Financial Statements, Continued

As of December 31, 2015 and 2014

2)	As of and for the year ended December 31, 2014

(in millions of Won)		Steel	Trading	Construction	Others	Total
External revenues	~~W~~	31,841,748	21,165,806	8,119,207	3,971,684	65,098,445
Internal revenues		17,755,182	10,095,123	2,184,519	3,094,647	33,129,471
Including inter segment revenue		10,159,110	5,180,926	1,679,443	2,920,354	19,939,833
Total revenues		49,596,930	31,260,929	10,303,726	7,066,331	98,227,916
Interest income		148,288	47,905	27,297	18,694	242,184
Interest expenses		(524,735)	(92,855)	(61,954)	(127,843)	(807,387)
Depreciation and amortization		(2,779,723)	(121,163)	(52,268)	(331,444)	(3,284,598)
Impairment loss on property, plant and equipment and others		(137,708)	(35,131)	756	(50,085)	(222,168)
Impairment loss on available-for-sale investments		(352,830)	(1,097)	(24,588)	(14,444)	(392,959)
Share of loss of equity-accounted investees, net		(217,491)	(29,263)	(53,226)	(23,559)	(323,539)
Income tax expense		(691,030)	(114,587)	(45,147)	(21,415)	(872,179)
Segment profit		857,148	181,243	13,085	8,536	1,060,012
Segment assets		74,138,707	13,597,301	10,396,691	10,742,877	108,875,576
Investment in subsidiaries, associates and joint ventures		18,227,743	1,076,373	1,091,402	1,154,187	21,549,705
Acquisition of non-current assets		2,348,979	399,273	701,019	906,685	4,355,956
Segment liabilities		23,750,464	10,384,329	6,345,852	6,139,971	46,620,616

(c)	Reconciliations of total segment revenues, profit or loss, assets and liabilities, and other significant items to their respective consolidated financial statement line items are as follows:

1)	Revenues

(in millions of Won)		2015	2014
Total revenue for reportable segments	~~W~~	87,471,744	98,227,916
Elimination of inter-segment revenue		(29,279,399)	(33,129,471)

	~~W~~	58,192,345	65,098,445

2)	Profit (loss)

(in millions of Won)		2015	2014
Total profit (loss) for reportable segments	~~W~~	(120,883)	1,060,012
Goodwill and corporate FV adjustments		(95,150)	(122,015)
Elimination of inter-segment profit (loss)		119,852	(381,338)
Income tax expense		276,939	821,485

Profit before income tax expense	~~W~~	180,758	1,378,144

3)	Assets

(in millions of Won)		2015	2014
Total assets for reportable segments(*1)	~~W~~	103,223,655	108,875,576
Investment in subsidiaries, associates and joint ventures		(16,872,523)	(17,487,024)
Goodwill and corporate FV adjustments		3,390,277	4,282,455
Elimination of inter-segment assets		(9,332,650)	(10,418,834)

	~~W~~	80,408,759	85,252,173

(*1)	As segment assets and liabilities are determined based on separate financial statements, for subsidiaries which are in a different segment from that of its immediate parent company, their carrying amount in separate financial statements is eliminated upon consolidation. In addition, adjustments are made to adjust the amount of investment in associates and joint ventures from the amount reflected in segment assets to that determined using equity method in consolidated financial statements.

POSCO and Subsidiaries

Notes to the Consolidated Financial Statements, Continued

As of December 31, 2015 and 2014

4)	Liabilities

(in millions of Won)		2015	2014
Total liabilities for reportable segments	~~W~~	42,221,498	46,620,616
Goodwill and corporate FV adjustments		321,793	507,073
Elimination of inter-segment liabilities		(7,204,754)	(7,166,880)

	~~W~~	35,338,537	39,960,809

5)	Other significant items

a)	December 31, 2015

(in millions of Won)		Total segment	Goodwill and corporate FV adjustments	Elimination of inter-segment transactions	Consolidated
Interest income	~~W~~	238,758	—	(28,565)	210,193
Interest expenses		(870,276)	1,282	80,222	(788,772)
Depreciation and amortization		(3,282,916)	(117,595)	182,265	(3,218,246)
Share of loss of equity-accounted investees, net		(822,509)	—	316,455	(506,054)
Income tax expense		(444,105)	24,294	142,872	(276,939)
Impairment loss on property, plant and equipment and others		(312,433)	—	(142,234)	(454,667)
Impairment loss on available-for-sale investments		(240,790)	—	98,009	(142,781)

	~~W~~	(5,734,271)	(92,019)	649,024	(5,177,266)

b)	December 31, 2014

(in millions of Won)		Total segment	Goodwill and corporate FV adjustments	Elimination of inter-segment transactions	Consolidated
Interest income	~~W~~	242,184	—	(13,930)	228,254
Interest expenses		(807,387)	(45,668)	57,470	(795,585)
Depreciation and amortization		(3,284,598)	(111,263)	157,312	(3,238,549)
Share of loss of equity-accounted investees, net		(323,539)	—	23,646	(299,893)
Income tax expense		(872,179)	33,473	17,221	(821,485)
Impairment loss of property, plant and equipment and others		(222,168)	—	47,838	(174,330)
Impairment loss on available-for-sale investments		(392,959)	—	23,236	(369,723)

	~~W~~	(5,660,646)	(123,458)	312,793	(5,471,311)

(d)	Revenue by geographic area for the years ended December 31, 2015 and 2014 was as follows:

(in millions of Won)		2015	2014
Domestic	~~W~~	39,268,907	45,805,167
Japan		1,934,808	2,047,686
China		5,756,867	6,319,101
Asia-other		5,888,045	5,055,373
North America		1,921,039	2,199,418
Others		3,422,679	3,671,700

	~~W~~	58,192,345	65,098,445

In presenting information on the basis of geography, segment revenue is based on the geographical location of customers.

POSCO and Subsidiaries

Notes to the Consolidated Financial Statements, Continued

As of December 31, 2015 and 2014

(e)	Non-current assets by geographic area as of December 31, 2015 and 2014 are as follows:

(in millions of Won)		2015	2014
Domestic	~~W~~	32,693,800	33,837,971
Japan		174,979	177,322
China		1,631,863	1,745,125
Asia-other		5,969,215	4,867,569
North America		152,935	186,753
Others		1,390,109	2,367,036

	~~W~~	42,012,901	43,181,776

Non-current assets by geographic area include investment property, property, plant and equipment, goodwill and other intangible assets.

(f)	There are no customers whose revenue is 10% or more of consolidated revenue.